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TABLE OF CONTENTS
CONSOLIDATED FINANCIAL STATEMENTS OF VENOCO, INC. AND SUBSIDIARIES INDEX

As filed with the Securities and Exchange Commission on February 17, 2006

Registration No. 333-130478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Venoco, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	77-0323555 (I.R.S. Employer Identification No.)

370 17th Street, Suite 2950
Denver, Colorado 80202-1370
(303) 626-8300
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Timothy Marquez
Chairman and Chief Executive Officer
370 17th Street, Suite 2950
Denver, Colorado 80202-1370
(303) 626-8300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
John Elofson, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202-1500 (303) 892-9400	Seth R. Molay, P.C. J. Michael Chambers, Esq. Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 (713) 220-5800

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share	$230,000,000	$24,610

(1)
Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

(2)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 17, 2006

PROSPECTUS

             Shares

Common Stock

We are offering            shares of our common stock and the selling stockholder, a trust controlled by our Chairman and Chief Executive Officer, is offering    shares of our common stock. This is our initial public offering of common stock and no public market currently exists for our shares.

We will apply to list our common stock on The New York Stock Exchange under the symbol "    ." We anticipate that the public offering price will be between $        and $        per share.

Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 10.

	Per Share	Total
Public offering price	$	$
Underwriting discounts (before expenses)	$	$
Proceeds to Venoco, Inc. (before expenses)	$	$
Proceeds to selling stockholder	$	$

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional    shares from it on the same terms and conditions as set forth above if the underwriters sell more than     shares in this offering. If the underwriters' option is exercised in full, the selling stockholder will receive additional aggregate net proceeds of approximately $    million.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about    , 2006.

LEHMAN BROTHERS

HARRIS NESBITT

                         , 2006.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS AND PROPERTIES
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF INDEBTEDNESS
UNDERWRITING
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GLOSSARY OF TECHNICAL TERMS

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder has authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholder are offering to sell shares of our common stock and are seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of the prospectus or of any sale of shares.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical fact included in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "expect," "intend," "estimate," "anticipate," "believe" or "plan" or the negative thereof or variations thereon or similar terminology. Forward-looking statements relate to, among other things:

  •
  our future financial position, including cash flow and anticipated liquidity;

  •
  amounts and nature of future capital expenditures;

  •
  acquisitions and other business opportunities;

  •
  operating costs and other expenses;

  •
  wells to be drilled or reworked;

  •
  oil and natural gas prices and demand;

  •
  exploitation, development and exploration prospects;

  •
  asset retirement obligations;

  •
  estimates of proved oil and natural gas reserves;

  •
  reserve potential;

  •
  development and infill drilling potential;

  •
  expansion and other development trends in the oil and natural gas industry;

  •
  business strategy;

  •
  production of oil and natural gas;

  •
  planned asset sales or dispositions; and

  •
  expansion and growth of our business and operations.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Disclosure of important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are included under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

        Factors that could cause actual results to differ materially from our expectations include, among others, such things as:

  •
  acquisitions and other business opportunities (or the lack thereof) that may be presented to and pursued by us;

  •
  competition for available properties and the effect of such competition on the price of those properties;

ii

  •
  oil and natural gas prices;

  •
  risks related to our level of indebtedness;

  •
  our ability to replace oil and natural gas reserves;

  •
  loss of senior management or technical personnel;

  •
  risks arising out of our hedging transactions;

  •
  our inability to access oil and natural gas markets due to operational impediments;

  •
  uninsured or underinsured losses in our oil and natural gas operations;

  •
  inaccuracy in reserve estimates and expected production rates;

  •
  exploitation, development and exploration results;

  •
  costs related to asset retirement obligations;

  •
  a lack of available capital and financing;

  •
  the potential unavailability of drilling rigs and other field equipment and services;

  •
  general economic, market or business conditions;

  •
  factors affecting the nature and timing of our capital expenditures, including the availability of service contractors and equipment, permitting issues, weather and limits on the number of activities that can be conducted at any one time on our offshore platforms;

  •
  the impact and costs related to compliance with or changes in laws or regulations governing our oil and natural gas operations;

  •
  environmental liabilities;

  •
  risk factors discussed in this prospectus; and

  •
  other factors, many of which are beyond our control.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. In addition, we are required to file periodic and current reports and other information with the SEC by reason of the registration of our senior notes under the Securities Act. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement and those periodic and current reports, including the exhibits and schedules thereto, copies of which may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information regarding the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

iii

SUMMARY

        This summary highlights information appearing in other sections of this prospectus. It is not complete and does not contain all of the information you should consider before investing in our common stock. We urge you to read this entire prospectus to understand more fully the considerations that may be important to you in making your decision regarding an investment in our common stock, including the "Risk Factors" section beginning on page 10. As used in this prospectus, unless the context otherwise indicates, references to "Venoco," the "company," "we," "our," "ours" and "us" refer to Venoco, Inc. and its subsidiaries collectively. Certain oil and natural gas industry terms used in this prospectus are defined in the "Glossary of Technical Terms" beginning on page A-1. Except as otherwise indicated, all share and per-share information included in this prospectus reflects the stock splits described in note 1 to our financial statements on page F-9.

Our Company

        We are an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Our core area of focus is offshore and onshore California. We believe that California's numerous large oil and natural gas fields and limited number of well capitalized, independent operators present us with an attractive niche market opportunity. Our properties typically have long reserve lives and predictable well production profiles. Our strategy is to:

  •
  acquire properties with low-risk exploitation and development opportunities at attractive prices;

  •
  expand reserves and production from our properties, thereby reducing unit operating costs; and

  •
  pursue relatively low-risk, opportunistic exploration activities.

        Since our inception in 1992, we have grown to become one of the largest independent oil and natural gas companies in California based on production volumes. Our average net production for 2005 was approximately 11,600 BOE/d, up from an average of 11,125 BOE/d for 2004. Our net production rate at year-end 2005 was approximately 11,900 BOE/d. According to a reserve report prepared by Netherland, Sewell & Associates, Inc. ("NSAI"), as of September 1, 2005, we had estimated proved reserves of 53.0 MMBOE, 72.0% of which were proved developed. As of that date, approximately 72.1% of our estimated proved reserves consisted of oil and the remainder consisted of natural gas. At September 1, 2005, the PV-10 value of our proved reserves was approximately $1.39 billion. We set forth our definition of PV-10 (a non-GAAP measure) and a reconciliation of a standardized measure of discounted future net cash flows to PV-10 on page 9.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

        High quality asset base with a long reserve life.    Most of our reserves are concentrated in fields that have large volumes of hydrocarbons in place in multiple geologic horizons. Fields of this type often have a significant number of potential drilling prospects. One of our primary objectives is to continue to increase the amount of oil and natural gas ultimately recovered from these fields, thereby increasing our reserves and production. Our offshore fields generally have well-established production histories and exhibit relatively moderate production declines. As of September 1, 2005, our proved reserves to production ratio was 12.6 years and our proved developed reserves to production ratio was 9.0 years. We believe that this relatively stable base of long-lived production is a strong platform to support further growth in our reserves and production.

        Significant drilling inventory and growth potential.    We have a multi-year inventory of drilling prospects in our existing core areas. We believe that the continued exploitation and development of our properties will allow us to increase our proved reserves and our average net daily production even if we do not make additional acquisitions. In addition, we believe that improved technology, our experienced technical staff and our substantial acreage position will allow us to further expand our proved reserves and production through exploration activities.

        Attractive reserve replacement costs.    From our inception through September 1, 2005, we made approximately $333.4 million in capital expenditures to acquire, develop and/or discover 102.4 MMBOE of proved reserves at an average reserve replacement cost (including reserve revisions) of $3.26 per BOE. These capital expenditures consisted of $107.6 million used to complete 20 acquisitions and $225.8 million used for development and exploration projects. See page 9 for a description of how we calculate reserve replacement cost.

        Extensive knowledge of the Monterey shale formation. A substantial portion of our production consists of offshore production from an unconventional reservoir, the fractured Monterey shale formation in California. Our technical team has extensive offshore experience with the evaluation and exploitation of this reservoir. We believe that there are significant exploration, exploitation and development opportunities relating to the Monterey formation onshore as well, and that our offshore expertise will help us take advantage of those opportunities.

        Significant financing capacity supported by hedges with upside exposure.    We believe that our existing financial resources will enable us to exploit our numerous drilling prospects and pursue selected acquisition opportunities. In addition, we have hedged a significant portion of our anticipated production over the next four years to support our capital expenditure program. The majority of these hedges are in the form of collars or purchased floors, many of which allow us to participate in commodity price increases while limiting our exposure to commodity price declines.

        Experienced, proven management and operations team.    The members of our executive management team have an average of over 20 years of experience in the oil and natural gas industry. Our CEO, Timothy Marquez, co-founded the company in 1992 and beneficially owns all of our outstanding capital stock. Prior to founding the company, Mr. Marquez worked for Unocal for 13 years in both engineering and managerial positions. Our operations team has significant experience in the California oil and natural gas industry across a broad range of disciplines, including geology, drilling and operations and regulatory and environmental matters. Our team currently includes 31 engineers and geoscientists. We believe that our experience and knowledge of the California oil and natural gas industry, including the unconventional Monterey reservoir, are important competitive advantages for us.

        High percentage of operated properties.    We have operating control of substantially all of our properties, operating approximately 92% of our production as of December 31, 2005. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production and drilling costs and capital expenditures and to control the timing of exploration, exploitation and development activities.

        Reputation for environmental safety and regulatory compliance.    We believe that we have established a reputation among regulators and other oil and natural gas companies as having a commitment to safe environmental practices. For example, the state of California has presented us with awards for outstanding lease maintenance at our Beverly Hills and Santa Clara Avenue fields. We believe that our reputation is an important advantage for us when we are competing to acquire properties, particularly those in environmentally sensitive areas, because sellers are often concerned that they could be held responsible for environmental problems caused by the purchaser.

        Good relationships with local communities.    We have devoted substantial effort towards establishing and maintaining good relationships with the communities in which we operate, and have won several awards for our community service and outreach programs. We believe that maintaining strong community ties can, among other things, help to facilitate the process of obtaining the governmental approvals needed to expand our operations.

Our Strategy

        We intend to continue to use our competitive strengths to advance our corporate strategy. The following are key elements of that strategy:

        Grow through relatively low-risk exploration, exploitation and development projects.    We operate properties with substantial volumes of remaining hydrocarbons. We believe that we can continue to expand reserves and increase production from these properties on a low-cost basis with relatively limited risk. Following Mr. Marquez's return as our CEO in June 2004, we returned to our historical strategy of actively pursuing these opportunities. Our exploration, exploitation and development capital expenditures more than tripled in 2005 as compared to 2004, and we project that they will again rise significantly in 2006. We expect that our proved reserves and production will increase as a result of these expenditures.

        Make opportunistic acquisitions of underdeveloped properties.    We intend to continue to pursue acquisitions that will expand our reserves and production on a cost-effective basis. Our primary focus is on operated interests in large, mature fields that are located in our core operating regions and have significant production histories, established proved reserves and potential for further exploitation and development. Historically, we have had success acquiring offshore California properties from major oil companies, including Chevron and ExxonMobil. We believe that we have established a strong reputation as a reliable and safe operator and that this will lead to future opportunities to acquire properties from major oil companies. In addition, many properties in California are held by smaller independent companies that lack the resources to exploit them fully. We intend to pursue these opportunities to selectively expand our portfolio of properties.

        Exploration and exploitation of unconventional reservoirs.    We plan to use the expertise we have developed with the fractured Monterey shale formation and other complex, unconventional reservoirs in our acquisition, exploration, exploitation and development of properties with similar characteristics. We currently lease over 48,000 net acres with proven, probable and possible Monterey reserves and are actively seeking additional acreage. We plan to spend approximately $18 million on Monterey development wells and approximately $19 million on Monterey exploration in 2006.

        Actively pursue acquisitions and grow our assets in the Sacramento basin.    We intend to continue to pursue an active drilling and acreage acquisition program in the Sacramento basin. From November 2004 to December 2005, we increased our average net production and acreage in the Sacramento basin by 79% and 59%, respectively. We expect to continue our growth in this area, which we believe has significant exploration, exploitation and development opportunities. As one of the largest operators in the basin, we believe that we are well positioned to identify and exploit these opportunities. In addition to allowing us to increase our proved reserves and production, we expect that our focus on this area will allow us to lower our per unit operating costs and achieve a more balanced mix of oil and natural gas production.

        Focus on the California market.    Historically, we have focused primarily on properties onshore and offshore California. We believe the California market will continue to provide us with attractive growth opportunities. Many properties in California are characterized by significant hydrocarbons in place with multiple pay zones and long reserve lives—characteristics that our technical expertise make us well-suited to exploit. In addition, competition for the acquisition of properties in California is limited relative to many other markets because of the state's unique operational and regulatory environment. We believe that our technical capabilities, environmental record and experience with California regulatory requirements will allow us to grow in the California market. However, we will continue to assess opportunities in other geographic markets, and may expand to those markets if attractive opportunities become available.

        Continue to reduce operating costs.    We intend to improve our operating margins through cost control measures and increases in production volumes, particularly with respect to operations where fixed costs comprise a large proportion of total costs. For example, a major portion of our offshore operating costs are related to fixed platform expenses. Accordingly, we believe that we can significantly increase our profitability by increasing production from those platforms.

        Maintain our financial strength and flexibility.    We believe that maintaining both financial flexibility and a disciplined capital expenditure program are integral to the successful execution of our business strategy. We intend to fund our exploitation, development and exploration activities for 2006 primarily with cash flow from operations. Our cash flow from operations is supported by the hedges we have in place from 2006 through 2009. We will continue to pursue a hedging strategy designed to protect our ability to execute our capital expenditure plan and to preserve upside potential. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for a summary of our derivative/hedging activity.

Risk Factors

        You should carefully consider the risks described under "Risk Factors" beginning on page 10 and the other information contained in this prospectus before making a decision to invest in our common stock. The risks to which our business is subject include operating and environmental risks relating to our offshore operations, which are greater in some respects than those associated with onshore operations. In addition, in our pursuit of additional growth opportunities, we will be competing with many companies that have greater financial and technical resources than we do. Also, for the reasons described under "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry," our ability to replace our reserves, the extent to which current estimates of our proved reserves ultimately correspond to actual production, and the time and financial and other resources required to produce our reserves are all subject to numerous risks and uncertainties, many of which are beyond our control. Finally, you should be aware that following this offering, Timothy Marquez will beneficially own    % of our outstanding common stock (or    % if the underwriters exercise in full their option to purchase additional shares), and will therefore be able to control the composition of our board of directors and direct our management and policies.

Our Offices

        We were incorporated in California in 1992 and reincorporated in Delaware in 1998. Our principal office is located at 370 17th Street, Suite 2950, Denver, Colorado 80202-1370 and our telephone number is (303) 626-8300. We also maintain a corporate office located at 6267 Carpinteria Avenue, Carpinteria, CA 93013-1423. The telephone number at that office is (805) 745-2100. Our website can be found at www.venocoinc.com. The information on our website is not a part of this prospectus.

The Offering

Issuer	Venoco, Inc.
Selling stockholder	The Marquez trust, a trust controlled by Timothy Marquez and his wife. As a result of their control of the trust, Mr. Marquez and his wife currently beneficially own all of our outstanding common stock. Mr. Marquez is our Chairman and CEO. See "Principal and Selling Stockholder."
Common stock offered by us	shares
Common stock offered by the selling stockholder	shares
Underwriters' option to purchase additional shares	The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional shares of common stock.
Common stock outstanding after this offering	shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million after deducting estimated fees and expenses (including fees and expenses related to sales by the selling stockholder).
We anticipate that the net proceeds from this offering will be used as follows:
• for potential acquisitions;
• to supplement our existing sources of funding for our capital expenditure program as needed; and
• for general corporate purposes.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. See "Use of Proceeds."
Proposed New York Stock Exchange symbol
Risk factors
An investment in our common stock involves a high degree of risk. See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider before investing in our common stock.

Summary Historical Financial Information

        The following table presents selected historical financial information for the periods indicated. The historical financial information for each of the years in the five-year period ended December 31, 2004 was derived from our audited financial statements and the historical financial information for the nine-month periods ended September 30, 2005 and 2004 was derived from our unaudited interim financial statements. The audited financial statements for each of the years in the three-year period ended December 31, 2004 and the unaudited financial information for each of the nine-month periods ended September 30, 2005 and 2004 are included elsewhere in this prospectus. The financial information set forth below is not necessarily indicative of future results. In the opinion of management, our unaudited interim financial statements reflect all adjustments necessary to present fairly our financial position at September 30, 2005 and 2004 and our income and cash flows for the nine-month periods ended September 30, 2005 and 2004. All such adjustments are of a normal recurring nature. We urge you to read the selected financial information set forth below in conjunction with the audited and unaudited financial statements included in this prospectus and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004(8)	2004(8)	2005(8)
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
	(in thousands)
Statement of Operations Data:
Oil and natural gas revenues	$121,470	$135,459	$93,475	$109,754	$139,961	$99,761	$134,668
Commodity derivative losses (realized)	(28,454)	(4,493)	(7,618)	(10,272)	(17,589)	(11,076)	(15,442)
Commodity derivative gains (losses) (unrealized)	—	1,550	(2,953)	—	(1,096)	(1,692)	(44,241)
Other revenues(1)	2,674	5,804	2,195	3,712	4,003	4,134	2,867

Total revenues	95,690	138,320	85,099	103,194	125,279	91,127	77,852
Production expenses(2)	42,373	53,195	43,337	45,617	49,567	35,298	38,030
Transportation expense(2)	1,609	1,972	1,831	1,244	1,461	2,222	1,680
Depreciation, depletion, amortization and impairment expense	13,848	18,271	19,630	16,161	16,489	10,992	15,127
Accretion of abandonment liability	—	—	—	1,401	1,482	1,093	1,311
General and administrative expenses, net of capitalized amounts	9,647	12,173	16,018	11,632	11,272	8,697	10,654
Litigation settlement expense(3)	—	—	—	6,000	—	—	—
Amortization of deferred loan costs	492	604	464	370	3,050	233	1,341
Interest expense, net	6,851	3,676	2,343	2,125	2,269	1,076	10,181
Income taxes	2,311	17,425	500	7,876	16,088	13,227	(643)
Minority interest in Marquez Energy	—	—	—	—	95	36	42
Loss on debt extinguishment(4)	438	—	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax(5)	—	—	—	(411)	—	—	—

Net income	18,121	31,004	976	11,179	23,506	18,253	129
Preferred stock dividends	(7,063)	(7,249)	(8,465)	(8,465)	(7,134)	(6,348)	—
Excess of carrying value over repurchase price of preferred stock(6)	—	—	—	—	29,904	—	—

Net income (loss) applicable to common equity	$11,058	$23,755	$(7,489)	$2,714	$46,276	$11,905	$129

Cash Flow Data:
Cash provided (used) by
Operating activities	$34,841	$50,417	$30,284	$29,950	$48,534	$33,420	$33,875
Investing activities	(20,874)	(34,199)	(38,916)	(8,924)	(33,215)	(3,405)	(29,189)
Financing activities	(14,854)	(16,226)	14,484	(23,333)	30,979	(19,010)	(46,378)
Capital expenditures	26,238	42,205	38,843	9,064	21,829	9,859	60,500
	Year ended December 31,						Nine Months Ended September 30,
	2000	2001	2002	2003	2004(8)		2004(8)	2005(8)
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)		(Successor)	(Successor)
	(in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,879	$4,746	$10,724	$8,417	$54,715		$19,422	$13,023
Plant, property and equipment, net	122,310	140,046	159,257	170,663	198,563	(7)	175,190	209,251
Total assets	175,229	177,074	206,101	212,252	298,882	(7)	224,167	269,207
Long-term debt, excluding current portion	69,200	53,000	46,302	22,969	163,542		—	158,942
Mandatorily redeemable preferred stock and accrued dividends	72,639	79,888	86,305	94,770	—		80,636	—
Stockholders' equity (deficit)	(15,267)	11,075	(641)	2,484	48,439	(7)	12,134	(19,385)

(1)
Other revenues primarily include amounts received from purchasers of our oil production to reimburse us for transportation and barge expenses. In 2001, other revenues include a gain of $2.2 million on the sale of a building.

(2)
Transportation expense net of pipeline tariff revenue was previously included in production expenses. For all periods presented, however, transportation expense net of pipeline tariff has been excluded from production expenses and reflected separately as transportation expense.

(3)
Amount comprises settlement costs incurred by us in connection with a lawsuit brought by Mr. Marquez asserting wrongful termination and breach of contract. See "Certain Relationships and Related Transactions—Filing of Marquez Actions."

(4)
The amount shown for 2000 is a loss of $438,000, net of tax, incurred as a result of the early extinguishment of certain long-term debt.

(5)
The amount shown for 2003 is the cumulative effect of change in accounting principle of $411,000, net of tax. On January 1, 2003, we adopted SFAS 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Pursuant to our adoption of SFAS 143, we recognized a credit during the first quarter of 2003 of $411,000, net of tax, for the cumulative effect of the change in accounting principle. See note 13 to our financial statements.

(6)
Amount comprises the excess of the carrying value over the repurchase price of the mandatorily redeemable convertible preferred stock plus accrued and unpaid dividends net of unamortized issuance costs.

(7)
Mr. Marquez's percentage beneficial ownership in our common stock increased from approximately 94% to 100% on December 22, 2004, the date we effected a merger with a corporation the sole stockholder of which was the Marquez trust (see "Certain Relationships and Related Transactions—Merger with Marquez Trust"). Accordingly, Mr. Marquez's basis in our assets has been "pushed-down" as of the date of the merger, meaning that our post-transaction financial statements reflect Mr. Marquez's basis in our assets (the successor basis) rather than our historical basis. The aggregate purchase price has been allocated to a portion of the underlying assets and liabilities based upon their respective fair market values at the date of the merger, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis. See note 1 to our financial statements, "Organization and Nature of Operations—New Company Basis" beginning on page F-1.

(8)
Marquez Energy is included in our statements of operations, balance sheet and cash flow data from July 2004, when common control between our company and Marquez Energy was established. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

Summary Operating and Reserve Information

        The following table sets forth certain information regarding our historical average net production volumes, average sales prices realized and certain expenses associated with sales of oil and natural gas for the periods indicated. We urge you to read this information in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004(1)	2004	2005(1)
Production Volume
Natural gas (MMcf)	8,572	8,685	7,174	5,607	5,826	4,081	5,652
Oil (MBbl)	3,264	3,161	3,225	3,114	3,101	2,306	2,215
MBOE	4,693	4,609	4,421	4,049	4,072	2,986	3,157
Daily Average Production Volume
Natural gas (Mcf/d)	23,420	23,795	19,655	15,362	15,918	14,894	20,705
Oil (Bbl/d)	8,918	8,661	8,836	8,532	8,472	8,416	8,114
BOE/d	12,822	12,627	12,112	11,092	11,125	10,898	11,565
Oil Price per Bbl Produced (in dollars)
Realized price before hedging loss	$24.96	$21.08	$21.30	$26.29	$34.69	$33.32	$44.09
Realized hedging loss	$(7.52)	$(0.44)	$(1.51)	$(2.39)	$(5.47)	$(4.53)	$(6.85)
Net realized	$17.44	$20.64	$19.79	$23.90	$29.22	$28.79	$37.24
Natural Gas Price per Mcf (in dollars)
Realized price before hedging loss	$4.67	$8.01	$3.09	$5.06	$5.77	$5.56	$6.58
Realized hedging loss	$(0.45)	$(0.36)	$(0.38)	$(0.50)	$(0.11)	$(0.16)	$(0.04)
Net realized	$4.22	$7.65	$2.71	$4.56	$5.66	$5.40	$6.54
Average Sale Price per BOE	$19.95	$28.69	$18.81	$24.69	$30.42	$29.83	$37.34
Expense per BOE
Production expenses(2)	$9.03	$11.54	$9.80	$11.27	$12.17	$11.82	$12.05
Transportation expenses	$0.34	$0.43	$0.41	$0.31	$0.36	$0.74	$0.53
Depreciation, depletion, amortization and impairment	$2.95	$3.96	$4.44	$3.99	$4.05	$3.68	$4.79
General and administrative expense(3)	$2.06	$2.64	$3.62	$2.87	$2.77	$2.91	$3.37
Interest expense, net(3)	$1.46	$0.80	$0.53	$0.52	$0.56	$0.36	$3.22

(1)
Amounts shown include Marquez Energy from July 1, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

(2)
Production expenses are comprised of oil and natural gas production expenses and production taxes.

(3)
Net of amounts capitalized.

        The following table summarizes our historical estimates of net proved oil and natural gas reserves as determined by NSAI and our previous independent petroleum engineer, Ryder Scott Company, L.P. ("Ryder Scott"), as of the dates indicated. NSAI provided those estimates as of September 1, 2005 and December 31, 2004, and Ryder Scott provided the estimates as of all previous dates shown. All historical proved reserve estimates were prepared using constant prices and unescalated costs in accordance with SEC guidelines based on the prices received on a field-by-field basis as of December 31 (or September 1) of each year presented. Proved reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The proved reserve estimates represent our net revenue interest in our properties.

	December 31,
						Sept. 1, 2005
	2000	2001	2002	2003	2004(1)
Proved Reserves (end of period)
Oil (MBbl)	66,479	57,218	56,112	46,757	39,935	38,208
Natural gas (MMcf)	101,031	74,510	73,428	66,585	69,876	88,580
Total proved reserves (MBOE)	83,317	69,636	68,350	57,855	51,581	52,971
Percent proved developed reserves (%)	65	58	64	69	70	72

(1)
Does not include Marquez Energy reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

PV-10 Value and Reserve Replacement Cost

PV-10 Value

        The present value of future net cash flows (PV-10 value) is a non-GAAP measure because it excludes income tax effects. Management believes that before-tax cash flow amounts are also useful for evaluative purposes since future income taxes, which are affected by a company's unique tax position and strategies, can make after-tax amounts less comparable. We derive our PV-10 value based on the present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs and future plugging and abandonment costs, using prices and costs as of the date of estimate without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion, amortization and impairment and income taxes, and discounted using an annual discount rate of 10%. The following table reconciles the standardized measure of future net cash flows to the PV-10 value:

	December 31,
						Sept. 1, 2005(1)
	2000	2001	2002	2003	2004
Standardized measure of discounted future net cash flows	$549,185	$131,223	$322,981	$258,477	$404,052	$852,156
Add: Present value of future income tax discounted at 10%	318,849	54,463	160,955	138,107	249,026	542,736
PV-10 value	$868,034	$185,686	$483,936	$396,584	$653,078	$1,394,892

(1)
Based on unescalated prices of (i) $66.25 per bbl for oil and natural gas liquids, adjusted for quality, transportation fees and regional price differentials and (ii) $12.69 per MMBtu for natural gas, adjusted for energy content, transportation fees and regional price differentials.

Reserve Replacement Cost

        We define the term "reserve replacement cost" to mean an amount per BOE equal to the sum of all costs incurred relating to oil and natural gas property acquisition, exploitation, development and exploration activities (as reflected in our year-end financial statements for the relevant year) divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases. The calculation of reserve additions for each year is based upon the reserve report of our independent engineers as of the end of the relevant year, and includes, where applicable, production from the date acquisitions were completed through the date of the reserve report. Management uses reserve replacement cost to compare our company to others in terms of our historical ability to increase our reserve base in an economic manner. However, our historical reserve replacement costs are not necessarily indicative of the reserve replacement costs we will incur in the future. Historical sources of reserve additions, such as acquisitions, may be more expensive or unavailable in the future. In addition, some companies define reserve replacement cost differently than we do, a fact that limits the usefulness of reserve replacement cost as a comparative measure in some circumstances.

RISK FACTORS

        You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock.

Risks Related to Our Business and the Oil and Natural Gas Industry

Oil and natural gas prices are volatile and change for reasons that are beyond our control. A decrease in oil and natural gas prices could have a material adverse effect on our business, financial condition or results of operations.

        A substantial decline in the prices we receive for our oil and natural gas production would have a material adverse effect on us, as our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and natural gas properties depend primarily upon those prices. For example, changes in the prices we receive for our oil and natural gas affect our ability to finance capital expenditures, make acquisitions, pay dividends, borrow money and satisfy our financial obligations. In addition, declines in prices could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our reserves. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Prices have historically been volatile and are likely to continue to be volatile in the future, especially given current world geopolitical conditions. Furthermore, the oil we produce is generally heavier than, and therefore sells at a discount to, premium grade light oil, and the amount of that discount varies over time. The price for the heavier oil we produce is affected by factors that may not have the same impact on the price of premium grade light oil. For example, in 2005, the price of our oil was negatively affected by an increase in the supply of heavy oil from Ecuador, which increased the discount we received for our oil compared to premium grade light oil. We cannot predict how the discount will change in the future, and it is possible that it will increase. The difficulty involved in predicting the discount also makes it more difficult for us to effectively hedge our production. Transportation costs and capacity constraints can also reduce the prices we receive for our oil and natural gas production. The prices of oil and natural gas are affected by a variety of other factors that are beyond our control, including:

  •
  changes in global supply and demand for oil and natural gas;

  •
  commodity processing, gathering and transportation availability;

  •
  actions of the Organization of Petroleum Exporting Countries;

  •
  domestic and foreign governmental regulations and taxes;

  •
  domestic and foreign political developments, including embargoes, affecting oil-producing activity;

  •
  the level of global oil and natural gas exploration activity and inventories;

  •
  the price, availability and consumer acceptance of alternative fuel sources;

  •
  the availability of refining capacity;

  •
  technological advances affecting energy consumption;

  •
  weather conditions;

  •
  financial and commercial market uncertainty; and

  •
  worldwide economic conditions.

        These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantity and present value of our reserves.

        The reserve data included in this prospectus represent estimates only. Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes and availability of capital, estimates of required capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. The assumptions underlying our estimates of our proved reserves could prove to be inaccurate, and any significant inaccuracy could materially affect our future estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of our future net cash flows. Our estimated proved reserves at year-end 2004 were approximately 6.3 MMBOE lower than they were at the end of 2003. The reduction was due primarily to reclassifications of reserves as a result of new information from a pressure study conducted on one of our producing reservoirs, a reevaluation of a development plan for a possible waterflood, a contractual production constraint that was not relaxed to the extent we had anticipated and the depletion that occurred as we produced oil and natural gas from our properties. Similar events in the future could lead to downward revisions of our reserve estimates, and those revisions could be material.

        At September 1, 2005, 28% of our estimated proved reserves were proved undeveloped and 12% were proved developed non-producing. Estimation of proved undeveloped reserves and proved developed non-producing reserves is almost always based on analogy to existing wells instead of the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, if at all.

        You should not assume that the present values referred to in this prospectus represent the current market value of our estimated oil and natural gas reserves. The timing of the production and the expenses related to the development of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, our PV-10 estimates are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, the effect of derivative instruments are not reflected in these assumed prices. Also, the use of a 10% discount factor to calculate PV-10 value may not necessarily represent the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject. Any significant variations from the interpretations or assumptions used in our estimates, such as increased or decreased production levels or changes of conditions and information resulting from new or reinterpreted seismic data or otherwise, could cause the estimated quantities and net present value of our reserves to change materially.

Our business involves significant operating risks that could adversely affect our production and could be expensive to remedy.

        Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

  •
  well blowouts;

  •
  cratering and explosions;

  •
  pipe failures and ruptures;

  •
  pipeline accidents and failures;

  •
  casing collapses;

  •
  fires;

  •
  mechanical and operational problems that affect production;

  •
  formations with abnormal pressures;

  •
  uncontrollable flows of oil, natural gas, brine or well fluids; and

  •
  releases of contaminants into the environment.

        For example, in May 2005, we encountered downhole mechanical problems during a routine workover on a well in the South Ellwood field. As a result of the problems, average net production dropped from 1,155 BOE/d in April 2005 to 262 BOE/d in May 2005 before being restored to approximately 1,300 BOE/d in December 2005. In addition, our efforts to restore production at the well have required us to delay the implementation of some other projects. We may experience similar problems and delays from time to time in the future. Our offshore operations are further subject to a variety of operating risks specific to the marine environment, including a dependence on a limited number of gas and water injection wells. Moreover, because we operate in California, we are also susceptible to risks posed by natural disasters such as earthquakes, mudslides, fires and floods.

        In addition to lost production and increased costs, these hazards could cause serious injuries, fatalities, contamination or property damage for which we could be held responsible. The potential consequences of these hazards are particularly severe for us because a significant portion of our operations are conducted offshore and in other environmentally sensitive areas. We do not maintain insurance in amounts that cover all of the losses to which we may be subject, and insurance may not continue to be available on acceptable terms. The occurrence of an uninsured or underinsured loss could result in significant costs that could have a material adverse effect on our financial condition.

The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not control, including the one barge that transports production from our largest field. If these facilities or systems become unavailable, our operations could be interrupted and our revenues reduced.

        The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation barges and processing facilities owned by third parties. We do not control these facilities and they may not be available to us in the future. We are at particular risk with respect to oil produced at our South Ellwood field, which is delivered to Long Beach, California via a barge owned and operated by an unaffiliated third party. This third party is currently the only company permitted to deliver oil via barge in the vicinity of the South Ellwood field, which is our largest field in terms of proved reserves. If the barge were to become unavailable and none of the alternative means of delivery were available, we would be required to shut in the field. Alternative delivery methods could be either prohibitively expensive or available only after a period of delay, if at all.

        Any significant change in market factors affecting, or our relationship with, the operator of the barge or any of the other third-party operators of transportation and processing facilities we use could adversely impact our ability to deliver to market the oil and natural gas we produce and thereby cause a significant interruption in our operations. These are risks for which we generally do not maintain insurance. Accordingly, our financial condition and results of operations would be adversely affected if the barge, or one or more other transportation, gathering or processing facilities, became unavailable or otherwise unable to provide services.

Our operations are subject to a variety of contractual, regulatory and other constraints that can limit our production and increase our operating costs, and thereby adversely affect our results of operations.

        We are subject to a variety of contractual, regulatory and other operating constraints that limit the manner in which we conduct our business. These constraints affect, among other things, the permissible uses of our facilities, the availability of pipeline capacity to transport our production and the manner in which we produce oil and natural gas. These constraints can change to our detriment without our consent. For example, effective January 2003, the terms of the sales gas transportation contract relating to the South Ellwood field were revised to reduce the permitted amount of carbon dioxide in the natural gas we transport from the field from 5% to 3%. Additionally, the method of measuring carbon dioxide levels was made more stringent. To comply with these new requirements, we shut in some high gas-to-oil ratio wells, which reduced our gas sales from 4.5 MMcf/d to 3.5 MMcf/d. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002." Similar events may occur in the future. These events, many of which are beyond our control, could have a material adverse effect on our operations and financial condition and could reduce estimates of our proved reserves.

Our hedging arrangements involve credit risk and may limit future revenues from price increases and result in financial losses or reduce our income.

        To reduce our exposure to fluctuations in the prices of oil and natural gas, we enter into hedging arrangements with respect to a substantial portion of our oil and natural gas production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for a summary of our hedging activity. Hedging arrangements expose us to risk of financial loss in some circumstances, including when:

  •
  production is less than expected;

  •
  a counterparty to a hedging contract fails to perform under the contract;

  •
  there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received; or

  •
  there is a sudden, unexpected event that materially impacts oil or natural gas prices.

        Our total net realized losses on derivative instruments included in our oil and natural gas revenues were $17.6 million, $10.3 million and $7.6 million for the years ended December 31, 2004, 2003 and 2002, respectively, and $15.4 million for the nine-month period ended September 30, 2005. In addition, rising oil and natural gas prices have recently caused us to incur substantial unrealized commodity derivative losses. Our total net unrealized losses on derivative instruments included in our oil and natural gas revenues were $1.1 million and $3.0 million for the years ended December 31, 2004 and 2002, respectively, and $44.2 million for the nine-month period ended September 30, 2005. These unrealized losses resulted from the fact that some of our derivative positions do not qualify for hedge accounting treatment. Changes in the fair market value of the derivatives were therefore required to be recognized in the statement of operations. We may incur realized and unrealized losses of this type in the future. Hedging arrangements may also limit the benefit we would otherwise receive from increases in the prices for oil and natural gas. The uncertainties associated with our hedging programs are greater than those of many of our competitors because the price of the heavy oil that we produce is subject to risks that are in addition to the price risk associated with premium grade light oil.

        Our working capital could be impacted if we enter into derivatives arrangements that require cash collateral and commodity prices subsequently change in a manner adverse to us. Further, the obligation to post cash or other collateral could, if imposed, adversely affect our liquidity.

We may not be able to raise the capital necessary to replace our reserves.

        Reserves can be replaced through acquisitions of new properties or the exploration, exploitation and development of existing properties. Either approach requires substantial capital, and capital may not always be available to us on reasonable terms or at all. We intend to finance our exploration, exploitation and development capital expenditures for 2006 primarily with cash flow from operations and to reserve most of the proceeds of this offering and the borrowing capacity under our credit agreement for potential acquisitions. If our cash flow from operations and cash available from other sources is less than we anticipate, we may not be able to finance the capital expenditures, or complete the acquisitions, necessary to replace our reserves. A reduction in our reserves could, in turn, further limit the availability of capital, as the maximum amount of available borrowing under the credit agreement is, and the availability of other sources of capital likely will be, based in part on the estimated quantities of our proved reserves.

Oil and natural gas exploration, exploitation and development activities may not be successful and could result in a complete loss of a significant investment.

        Exploration, exploitation and development activities are subject to many risks. For example, we cannot assure you that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then realized prices after deducting drilling, operating and other costs. We endeavor to utilize the knowledge of the fractured Monterey shale formation we have developed in our offshore drilling operations in onshore exploratory drilling, and our assumptions about the consistency of this formation may not be correct. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The cost of exploration, exploitation and development activities is subject to numerous uncertainties beyond our control, and cost factors can adversely affect the economics of a project. Further, our development activities may be curtailed, delayed or canceled as a result of numerous factors, including:

  •
  title problems;

  •
  problems in delivery of our oil and natural gas to market;

  •
  pressure or irregularities in geological formations;

  •
  equipment failures or accidents;

  •
  shortages of, or delays in obtaining, equipment or qualified personnel;

  •
  adverse weather conditions;

  •
  reductions in oil and natural gas prices;

  •
  compliance with environmental and other governmental requirements; and

  •
  costs of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Our business strategy requires that we complete acquisitions, and a failure to complete successful acquisitions would limit our growth.

        Our strategy is to increase our reserves and production, in part through the acquisition of additional oil and natural gas properties, or businesses that own or operate such properties, when attractive opportunities arise. Our focus on the California market reduces the pool of suitable acquisition opportunities. In addition, if we do identify an appropriate acquisition candidate, we may be unable to negotiate mutually acceptable terms with the seller or finance the acquisition. If we are unable to complete suitable acquisitions, it will be more difficult to replace our reserves. In addition, successfully completed acquisitions involve a number of risks, including:

  •
  unexpected losses of key employees, customers and suppliers of an acquired business;

  •
  difficulties in conforming the financial, technical and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

  •
  diversion of management and other resources.

        Moreover, the success of any acquisition will depend on a variety of factors, including our ability to accurately assess the reserves associated with the property, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are necessarily inexact. As a result, we may not recover the purchase price of a property from the sale of production from the property or recognize an acceptable return from such sales. The risks normally associated with acquisitions are heightened in the current environment, as market prices of oil and natural gas properties are generally high compared to historical norms. In addition, we may face greater risks if we acquire properties in areas outside of California, as we may be less familiar with operating, regulatory and other issues specific to those areas.

Competition in the oil and natural gas industry is intense and may adversely affect our results of operation.

        We operate in a competitive environment for acquiring properties, marketing oil and natural gas, integrating new technologies and employing skilled personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be willing and able to pay more for producing oil and natural gas properties and prospects than our financial resources permit, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects. Our competitors may also enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing our production, attracting and retaining quality personnel, implementing new technologies and raising additional capital.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner and feasibility of doing business.

        Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to exploration for, and the exploitation, development, production and transportation of, oil and natural gas, as well as environmental and safety matters. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm our business, results of operations and financial condition. Laws and regulations applicable to us include those relating to:

  •
  land use restrictions, which are particularly strict along the coast of southern California where many of our operations are located;

  •
  drilling bonds and other financial responsibility requirements;

  •
  spacing of wells;

  •
  emissions into the air (including emissions from ships in the Santa Barbara channel);

  •
  unitization and pooling of properties;

  •
  habitat and endangered species protection, reclamation and remediation;

  •
  the containment and disposal of hazardous substances, oil field waste and other waste materials;

  •
  the use of underground storage tanks;

  •
  the use of underground injection wells, which affects the disposal of water from our wells;

  •
  safety precautions;

  •
  the prevention of oil spills;

  •
  the closure of production facilities;

  •
  operational reporting; and

  •
  taxation and royalties.

        Under these laws and regulations, we could be liable for:

  •
  personal injuries;

  •
  property and natural resource damages;

  •
  releases or discharges of hazardous materials;

  •
  well reclamation costs;

  •
  oil spill clean-up costs;

  •
  other remediation and clean-up costs;

  •
  plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

  •
  governmental sanctions, such as fines and penalties; and

  •
  other environmental damages.

        Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. We are a defendant in a series of lawsuits alleging, among other things, that air, soil and water contamination from the oil and natural gas facility at our Beverly Hills field caused the plaintiffs to develop cancer or other diseases or to sustain related injuries. See "Business and Properties—Legal Proceedings." If resolved adversely to us, these suits could have a material adverse effect on our financial condition. In addition, compliance with applicable laws and regulations could require us to delay, curtail or terminate existing or planned operations.

        Some environmental laws and regulations impose strict liability. Strict liability means that in some situations we could be exposed to liability for clean-up costs and other damages as a result of conduct that was lawful at the time it occurred or for the conduct of prior operators or other third parties. In addition, we may be required to make large and unanticipated capital expenditures to comply with applicable laws and regulations, for example by installing and maintaining pollution control devices. Similarly, our plugging and abandonment obligations will be substantial and may be more than our estimates. Compliance costs are relatively high for us because many of our properties are located offshore California and in other environmentally sensitive areas and because California environmental laws and regulations are generally very strict. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters, but they will be material. In addition, our operations could be adversely affected by federal and state laws that require environmental impact studies to be conducted before governmental authorities can take certain actions, including in some cases the issuance of permits to us. Environmental risks are generally not fully insurable.

The loss of our CEO or other key personnel could adversely affect our business.

        We believe our continued success depends in part on the collective abilities and efforts of Timothy Marquez, our CEO, and other key personnel, including the executive officers listed in "Management—Directors and Executive Officers." We do not maintain key man life insurance policies. The loss of the services of Mr. Marquez or other key management personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

Shortages of qualified operational personnel or field equipment and services could affect our ability to execute our plans on a timely basis, reduce our cash flow and adversely affect our results of operations.

        The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. From time to time, there have also been shortages of drilling rigs and other field equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors can also result in significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We have experienced some difficulty in obtaining drilling rigs, experienced crews and related services in the past year and may continue to experience these difficulties in the future. In part, these difficulties arise from the fact that the California market is not as attractive for oil field workers and equipment operators as mid-continent and Gulf coast areas where drilling activities are more widespread. In addition, the cost of drilling rigs and related services has increased significantly. If shortages persist or prices continue to increase, our profit margin, cash flow and operating results could be adversely affected and our ability to conduct our operations in accordance with current plans and budgets could be restricted.

The geographic concentration of our operations and oil and natural gas reserves in California makes us vulnerable to localized operating and other risks.

        All of our oil and natural gas reserves are located in California. Because our reserves are not as diversified geographically as those of many of our competitors, our business is subject to local conditions to a greater extent than other, more diversified companies. Any regional events, including price fluctuations, natural disasters and restrictive regulations, that increase costs, reduce availability of equipment or supplies, reduce demand or limit our production may impact our operations more than they would if our reserves were more geographically diversified. Proposals have been made to amend California law to impose "windfall profits" taxes or other types of additional taxes on companies that produce oil in California. If any of these proposals become law, our costs would increase, possibly materially.

Because we cannot control activities on properties we do not operate, we cannot control the timing of those projects. Our inability to fund required capital expenditures with respect to non-operated properties may result in a reduction or forfeiture of our interests in those properties.

        Other companies operated approximately 8% of our production as of December 31, 2005. We have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital with respect to exploration, exploitation, development or acquisition activities. The success and timing of exploration, exploitation and development activities on properties operated by others depend upon a number of factors that may be outside our control, including:

  •
  the timing and amount of capital expenditures;

  •
  the operator's expertise and financial resources;

  •
  approval of other participants in drilling wells; and

  •
  selection of technology.

        Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with the project. If we are not willing and able to fund required capital expenditures relating to a project when required by the majority owner or operator, our interests in the project may be reduced or forfeited.

Changes in the financial condition of any of our large oil and natural gas purchasers could make it difficult to collect amounts due from those purchasers.

        For the nine-month period ended September 30, 2005, 84% of our oil and natural gas revenues were generated from sales to three purchasers, ConocoPhillips, Shell Trading (US) Co. and Enserco Energy, Inc. A material adverse change in the financial condition of any of our largest purchasers could adversely impact our future revenues and our ability to collect current accounts receivable from such purchasers.

Threatened or actual terrorist activity could adversely affect our business.

        The continued threat of terrorism and the impact of military or other government action in response to that threat have led to and will likely lead to increased volatility in prices for oil and natural gas and could affect the markets for the oil and natural gas we produce. Further, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. Oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist activities and offshore facilities could be attractive targets because of the possibility that an attack would result in significant environmental damage. Our operations would be adversely affected if infrastructure integral to our operations was destroyed or damaged. As a result of such a terrorist attack, the threat of such an attack or of terrorist activities in general, we may not be able to obtain insurance coverage at prices that we consider reasonable or at all. These developments could subject our operations to increased risk and could have a material adverse affect on our business.

We may be required to write down the carrying value of our properties and a reduction in our asset values could adversely affect our stock price.

        We may be required under full cost accounting rules to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. We use the full cost method of accounting for oil and natural gas exploitation, development and exploration activities. Under full cost accounting rules, we perform a "ceiling test." This test is an impairment test and generally establishes a maximum, or "ceiling," of the book value of our oil and natural gas properties that is equal to the expected after-tax present value of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using prevailing prices on the last day of the relevant period. If the net book value of our properties (reduced by any related net deferred income tax liability) exceeds the ceiling, we write down the book value of the properties. Depending on the magnitude of any future impairments, a ceiling test write down could significantly reduce our income or produce a loss. Ceiling test computations use commodity prices prevailing on the last day of the relevant period, making it impossible to predict the timing and magnitude of any future write downs. To the extent our finding and development costs increase, we will become more susceptible to ceiling test write downs in low price environments.

Failure to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

        Under current SEC rules, we will be required to issue a report assessing the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act as of December 31, 2006 and on an annual basis thereafter. This assessment will require us to document, assess and test our internal controls over financial reporting more comprehensively than applicable rules currently require. In addition, our outside auditors will be required to audit and report on our assessment of our internal controls.

        To complete our assessment, we will be required to enhance the documentation of our policies, procedures and internal controls over financial reporting, assess the effectiveness of the design of those controls and test whether those controls are operating as designed. This process, which we have recently begun with the assistance of an independent consulting firm, will involve considerable time and expense. During the course of our assessment, we may identify material weaknesses that we cannot remediate in time to meet the deadline imposed by SEC rules for certification of our internal controls. A determination that a material weakness exists as of December 31, 2006 or a subsequent date could result in adverse publicity, regulatory scrutiny and a loss of investor confidence in the accuracy and completeness of our financial reports. If our ability to report our financial results in a timely and accurate manner were negatively affected, this could have a material adverse effect on our stock price.

        In November 2005, we restated the financial statements included in our Quarterly Reports on Form 10-Q for the first two quarters of 2005. In addition, we have historically operated with a relatively small number of employees in the accounting and financial reporting area. If we had previously conducted an assessment of our internal controls under the standards set forth in Section 404 of the Sarbanes-Oxley Act and related rules, either or both of these factors likely would have led us to conclude that we had one or more material weaknesses in our internal controls. We cannot assure you that the efforts we have undertaken, or will undertake, to address these issues, or similar issues that may arise or be discovered in the future, will be successful.

        Particularly in view of the fact that we operate with a relatively small number of employees, the loss of any of our key accounting personnel, especially David Christofferson, our Chief Financial Officer, would adversely impact the effectiveness of our control environment and our internal controls, including our internal control over financial reporting.

Risks Related to This Offering and to Owning Our Common Stock

There has been no prior market for our common stock. The market price for our common stock could be volatile, and the value of your investment could decline.

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The market price for our common stock will vary from the initial public offering price after trading commences, and you may not be able to resell your shares of common stock at or above the initial offering price. This could result in substantial losses for you. The initial public offering price will be determined by negotiation between us, the selling stockholder and the underwriters based upon a number of factors and may not be indicative of future market prices for our common stock. The market price of our common stock will be significantly affected by the price of oil and natural gas and may fluctuate significantly in response to a number of other factors, some of which are beyond our control. Some of the factors that could negatively affect our stock price include:

  •
  actual or anticipated variations in our reserve estimates and quarterly operating results;

  •
  decreases in oil and natural gas prices;

  •
  changes in our funds from operations or earnings estimates;

  •
  publication of research reports about us or the oil and natural gas exploration and production industry;

  •
  increases in market interest rates, which may increase our cost of capital;

  •
  changes in applicable laws or regulations, court rulings and enforcement and legal actions;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any increased indebtedness we incur in the future;

  •
  departures of key management personnel;

  •
  actions by our stockholders, including sales of stock by the selling stockholder;

  •
  speculation in the press or investment community; and

  •
  general market and economic conditions.

Investors in this offering will suffer immediate and substantial dilution.

        The offering price per share of our common stock offered under this prospectus is higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our net tangible book value per share as of September 30, 2005 was approximately negative $0.59. Net tangible book value per share as of September 30, 2005 represents the amount of our total tangible assets minus our total liabilities, divided by the 32,692,500 shares of our common stock that were outstanding on September 30, 2005. Investors who purchase our common stock in this offering will pay a price per share that exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $    in the net tangible book value per share of our common stock, based upon the offering price of $    per share. Investors who purchase our common stock in this offering will have purchased    % of the shares outstanding immediately after the offering, but will have paid     % of the total consideration for those shares.

We have no plans to pay dividends on our common stock.

        We have no plans to declare or pay any dividends on our common stock (other than those described in "Certain Relationships and Related Transactions—Real Property Dividends and Related Transactions"). Our credit agreement and the indenture governing our 8.75% senior notes due 2011 (the "senior notes") restrict our ability to pay dividends on our common stock, and we may also enter into other credit agreements or other borrowing arrangements in the future that contain similar, and possibly more stringent, limitations. In the event we pay dividends on our common stock, we will be obligated to make a bonus payment to each holder of our currently outstanding stock options in an amount equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend. In most cases, this obligation applies to both vested and unvested options. See "Management—Stock Option Plans—2000 Stock Incentive Plan."

We will be controlled by Timothy Marquez, who will be able to determine the outcome of matters submitted to a vote of our stockholders. This will limit the ability of other stockholders to influence our management and policies.

        Timothy Marquez, our Chairman and CEO, currently beneficially owns all of our outstanding common stock and will continue to beneficially own approximately     % of our outstanding common stock following the offering (or    % if the underwriters exercise in full their option to purchase additional shares). As a result, Mr. Marquez is and will be able to control the composition of our board of directors and direct our management and policies. Through this control, Mr. Marquez will have the direct or indirect power to:

  •
  elect all of our directors and thereby control our policies and operations;

  •
  amend our certificate of incorporation and bylaws;

  •
  appoint our management;

  •
  approve future issuances of our common stock or other securities,

  •
  approve the payments of dividends, if any, on our common stock;

  •
  approve the incurrence of debt by us; and

  •
  agree to or prevent mergers, consolidations, sales of all or substantially all our assets or other extraordinary transactions.

        Mr. Marquez's significant ownership interest could adversely affect investors' perceptions of our corporate governance. In addition, Mr. Marquez may have an interest in pursuing acquisitions, divestitures and other transactions that involve risks to us and you. For example, Mr. Marquez could cause us to make acquisitions that increase our indebtedness or to sell revenue generating assets. Mr. Marquez may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Also, we have engaged, and may continue to engage, in related party transactions involving Mr. Marquez, such as our purchase of the membership interests of Marquez Energy. Of the aggregate closing payment of $16.6 million made to former members of Marquez Energy in that transaction, Mr. Marquez and David Christofferson, our CFO, received $13.0 million and $1.6 million, respectively. We may also be required to make certain contingent payments to the former holders of membership interests in Marquez Energy as described in "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Acquisitions and Divestitures—Acquisition of Marquez Energy." In addition, we expect to enter into agreements with Mr. Marquez and/or the Marquez trust in connection with a contemplated dividend of certain real property interests to the Marquez trust, as described in "Certain Relationships and Related Transactions—Real Property Dividends and Related Transactions." We also expect to enter into a registration rights agreement with the Marquez trust, as described in "Shares Eligible for Future Sale—Registration Rights Agreement."

Some of our directors have relationships with other companies in the oil and natural gas industry that could result in conflicts of interest.

        Some of our directors serve as directors and/or officers of other companies engaged in the oil and natural gas industry and may have other relationships with such companies. For example, Timothy Brittan is President of Infinity Oil & Gas, Inc. and Glen Warren is the President, CFO and a director of Antero Resources Corporation. In addition, Mac McFarland provides consulting services to various energy-related companies from time to time and Joel Reed is the lead principal of a firm that provides investment banking services to such companies from time to time. To the extent those companies are involved in ventures in which we may participate, or compete for acquisitions or financial resources with us, the relevant director will face a conflict of interest. In the event such a conflict arises, the relevant director will be required to disclose the nature and extent of the conflict and abstain from voting for or against any action of the board that is or could be affected by the conflict.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets, including sales by the selling stockholder, or the issuance of additional shares of common stock in future acquisitions.

        Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market or the possibility of such sales could impair our ability to raise capital through the sale of additional common or preferred stock. After this offering, we will have    shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. Following the offering, the Marquez trust will own approximately    % of our outstanding common stock (or    % if the underwriters exercise in full their option to purchase additional shares). These shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. In general, upon satisfaction of certain conditions, Rule 144 permits the sale of limited amounts of restricted securities one year following the date of acquisition of the restricted securities. Substantially all of the trust's shares of common stock are eligible for sale under Rule 144. In addition, prior to the completion of this offering, we expect to enter into a registration rights agreement with the trust pursuant to which it will be entitled to require us to register for resale some or all of its shares under the Securities Act, subject to certain conditions. Because of the substantial size of the trust's holdings, the sale of a significant portion of its shares, or a perception in the market that such a sale is likely, could have a significant impact on the market price of our common stock. See "Shares Eligible for Future Sale."

        Pursuant to our 2000 stock incentive plan, we have granted options to purchase an aggregate of approximately 4,000,000 shares of our common stock to certain of our directors and employees. As of the date of this prospectus, approximately 20% of those options have vested. Upon exercise, the shares underlying those options will become eligible for sale in the public market if they are registered under the Securities Act or qualify for an exemption from the registration requirements of the Securities Act pursuant to Rule 144, subject to the contractual limitations described in "Underwriting—Lock-Up Agreements." Promptly following the completion of this offering, we intend to file a Form S-8 with respect to those shares, which will facilitate their resale in the public market.

        In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired, and our success in exploiting the properties or integrating the businesses we acquire and other factors.

Our certificate of incorporation and bylaws and Delaware law contain provisions that may prevent or frustrate attempts to replace or remove our current management by our stockholders, even if such replacement or removal may be in our stockholders' best interests.

        Our certificate of incorporation and bylaws and Delaware law contain provisions that could enable our management, including Mr. Marquez, to resist a takeover attempt (even if Mr. Marquez ceases to beneficially own a controlling block of our common shares). These provisions:

  •
  restrict various types of business combinations with significant stockholders (other than the Marquez trust, Mr. Marquez and his wife);

  •
  provide for a classified board of directors;

  •
  limit the right of stockholders to remove directors or change the size of the board of directors;

  •
  limit the right of stockholders to fill vacancies on the board of directors;

  •
  limit the right of stockholders to act by written consent or call a special meeting of stockholders;

  •
  require a higher percentage of stockholders than would otherwise be required to amend, alter, change or repeal certain provisions of our certificate of incorporation; and

  •
  authorize the issuance of preferred stock with any voting rights, dividend rights, conversion privileges, redemption rights and liquidation rights and other rights, preferences, privileges, powers, qualifications, limitations or restrictions as may be specified by our board of directors.

These provisions could:

  •
  discourage, delay or prevent a change in the control of our company or a change in our management, even if the change would be in the best interests of our stockholders;

  •
  adversely affect the voting power of holders of common stock; and

  •
  limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of    shares of common stock in this offering, after deducting estimated fees and expenses, will be approximately $    million, assuming an offering price of $    per share, which is the midpoint of the range set forth on the cover page of this prospectus.

        We anticipate that the net proceeds will be used as follows:

  •
  for potential acquisitions;

  •
  to supplement our existing sources of funding for our capital expenditure program as needed; and

  •
  for general corporate purposes.

        We regularly investigate opportunities to acquire oil and natural gas properties, and are in discussions from time to time with parties seeking to sell such properties. At the current time, we have not reached any definitive agreement regarding acquisitions that may be made using proceeds from this offering.

        Our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending their use, the proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

        We will not receive any of the proceeds from the sale of shares of our common stock in this offering by the selling stockholder, a trust controlled by our Chairman and CEO. The selling stockholder has informed us that it currently intends to use a portion of its proceeds from this offering to establish a charitable foundation. See "Principal and Selling Stockholder."

DIVIDEND POLICY

        We have no plans to pay dividends on our common stock (other than those described in "Certain Relationships and Related Transactions—Real Property Dividends and Related Transactions"). We will pay dividends on our common stock only if and when declared by our board of directors. Our board's ability to declare a dividend is subject to limits imposed by our credit agreement, the indenture governing our senior notes and Delaware law. In determining whether to declare dividends, the board will consider those limits, our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant. In the event we pay dividends on our common stock, we will be obligated to make a bonus payment to each holder of stock options granted under our 2000 stock incentive plan in an amount equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend. In most cases, this obligation applies to both vested and unvested options. See "Management—Stock Option Plans—2000 Stock Incentive Plan."

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2005 on an actual and an as adjusted basis to give effect to the sale of     shares of our common stock at an assumed offering price of $    per share, after deducting estimated fees and expenses (including fees and expenses related to sales by the selling stockholder). This table should be read in conjunction with our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

	As of September 30, 2005
	Actual	As Adjusted for Offering
	(in thousands, except share data)
Cash and cash equivalents	$13,023	$

Long term debt	$158,942		$158,942
Stockholders' equity (deficit):
Common stock, $.01 par value (200,000,000 shares authorized, 32,692,500 shares issued and outstanding actual; shares issued and outstanding as adjusted)	327
Additional paid-in capital	21,057
Accumulated deficit	(19,766)		(19,766)
Accumulated other comprehensive loss	(21,003)		(21,003)

Total stockholders' equity (deficit)	(19,385)

Total long-term debt and stockholder's equity (deficit)	$139,557	$

        The number of shares of the common stock to be outstanding after this offering is based on 32,692,500 shares outstanding as of September 30, 2005, after giving effect to the one-to-7,500 stock split effected on November 8, 2005. Other than that stock split, there has been no change in our capitalization since September 30, 2005.

SELECTED FINANCIAL DATA

        The following table presents selected historical financial information for the periods indicated. The historical financial information for each of the years in the five-year period ended December 31, 2004 was derived from our audited financial statements and the historical financial information for the nine-month periods ended September 30, 2005 and 2004 was derived from our unaudited interim financial statements. The audited financial statements for each of the years in the three-year period ended December 31, 2004 and the unaudited financial information for each of the nine-month periods ended September 30, 2005 and 2004 are included elsewhere in this prospectus. The financial information set forth below is not necessarily indicative of future results. In the opinion of management, our unaudited interim financial statements reflect all adjustments necessary to present fairly our financial position at September 30, 2005 and 2004 and our income and cash flows for the nine-month periods ended September 30, 2005 and 2004. All such adjustments are of a normal recurring nature. We urge you to read the selected financial information set forth below in conjunction with the audited and unaudited financial statements included in this prospectus and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004(8)	2004(8)	2005(8)
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
	(in thousands)
Statement of Operations Data:
Oil and natural gas revenues	$121,470	$135,459	$93,475	$109,754	$139,961	$99,761	$134,668
Commodity derivative losses (realized)	(28,454)	(4,493)	(7,618)	(10,272)	(17,589)	(11,076)	(15,442)
Commodity derivative gains (losses) (unrealized)	—	1,550	(2,953)	—	(1,096)	(1,692)	(44,241)
Other revenues(1)	2,674	5,804	2,195	3,712	4,003	4,134	2,867

Total revenues	95,690	138,320	85,099	103,194	125,279	91,127	77,852
Production expenses(2)	42,373	53,195	43,337	45,617	49,567	35,298	38,030
Transportation expense(2)	1,609	1,972	1,831	1,244	1,461	2,222	1,680
Depreciation, depletion, amortization and impairment expense	13,848	18,271	19,630	16,161	16,489	10,992	15,127
Accretion of abandonment liability	—	—	—	1,401	1,482	1,093	1,311
General and administrative expenses, net of capitalized amounts	9,647	12,173	16,018	11,632	11,272	8,697	10,654
Litigation settlement expense(3)	—	—	—	6,000	—	—	—
Amortization of deferred loan costs	492	604	464	370	3,050	233	1,341
Interest expense, net	6,851	3,676	2,343	2,125	2,269	1,076	10,181
Income taxes	2,311	17,425	500	7,876	16,088	13,227	(643)
Minority interest in Marquez Energy	—	—	—	—	95	36	42
Loss on debt extinguishment(4)	438	—	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax(5)	—	—	—	(411)	—	—	—

Net income	18,121	31,004	976	11,179	23,506	18,253	129
Preferred stock dividends	(7,063)	(7,249)	(8,465)	(8,465)	(7,134)	(6,348)	—
Excess of carrying value over repurchase price of preferred stock(6)	—	—	—	—	29,904	—	—

Net income (loss) applicable to common equity	$11,058	$23,755	$(7,489)	$2,714	$46,276	$11,905	$129

Basic earnings (loss) per common share
Income (loss) before cumulative effect of change in accounting principle	$0.32	$0.68	$(0.21)	$0.07	$1.33	$0.34	$0.00
Cumulative effect of change in accounting principle	—	—	—	0.01	—	—	—
Extraordinary loss on debt extinguishment	(0.01)	—	—	—	—	—	—

Total	$0.31	$0.68	$(0.21)	$0.08	$1.33	$0.34	$0.00

Diluted earnings (loss) per common share
Income (loss) before cumulative effect of change in accounting principle	$0.32	$0.61	$(0.21)	$0.07	$0.48	$0.34	$0.00
Cumulative effect of change in accounting principle	—	—	—	0.01	—	—	—
Extraordinary loss on debt extinguishment	(0.01)	—	—	—	—	—	—

Total	$0.31	$0.61	$(0.21)	$0.08	$0.48	$0.34	$0.00

Cash Flow Data:
Cash provided (used) by
Operating activities	$34,841	$50,417	$30,284	$29,950	$48,534	$33,420	$33,875
Investing activities	(20,874)	(34,199)	(38,916)	(8,924)	(33,215)	(3,405)	(29,189)
Financing activities	(14,854)	(16,226)	14,484	(23,333)	30,979	(19,010)	(46,378)
Capital expenditures	26,238	42,205	38,843	9,064	21,829	9,859	60,500
	Year ended December 31,						Nine Months Ended September 30,
	2000	2001	2002	2003	2004(8)		2004(8)	2005(8)
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)		(Successor)	(Successor)
	(in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,879	$4,746	$10,724	$8,417	$54,715		$19,422	$13,023
Plant, property and equipment, net	122,310	140,046	159,257	170,663	198,563	(7)	175,190	209,251
Total assets	175,229	177,074	206,101	212,252	298,882	(7)	224,167	269,207
Long-term debt, excluding current portion	69,200	53,000	46,302	22,969	163,542		—	158,942
Mandatorily redeemable preferred stock and accrued dividends	72,639	79,888	86,305	94,770	—		80,636	—
Stockholders' equity (deficit)	(15,267)	11,075	(641)	2,484	48,439	(7)	12,134	(19,385)

(1)
Other revenues primarily include amounts received from purchasers of our oil production to reimburse us for transportation and barge expenses. In 2001, other revenues include a gain of $2.2 million on the sale of a building.

(2)
Transportation expense net of pipeline tariff revenue was previously included in production expenses. For all periods presented, however, transportation expense net of pipeline tariff has been excluded from production expenses and reflected separately as transportation expense.

(3)
Amount comprises settlement costs incurred by us in connection with a lawsuit brought by Mr. Marquez asserting wrongful termination and breach of contract. See "Certain Relationships and Related Transactions—Filing of Marquez Actions."

(4)
The amount shown for 2000 is a loss of $438,000, net of tax, incurred as a result of the early extinguishment of certain long-term debt.

(5)
The amount shown for 2003 is the cumulative effect of change in accounting principle of $411,000, net of tax. On January 1, 2003, we adopted SFAS 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Pursuant to our adoption of SFAS 143, we recognized a credit during the first quarter of 2003 of $411,000, net of tax, for the cumulative effect of the change in accounting principle. See note 13 to our financial statements.

(6)
Amount comprises the excess of the carrying value over the repurchase price of the mandatorily redeemable convertible preferred stock plus accrued and unpaid dividends net of unamortized issuance costs.

(7)
Mr. Marquez's percentage beneficial ownership in our common stock increased from approximately 94% to 100% on December 22, 2004, the date we effected a merger with a corporation the sole stockholder of which was the Marquez trust (see "Certain Relationships and Related Transactions—Merger with Marquez Trust"). Accordingly, Mr. Marquez's basis in our assets has been "pushed-down" as of the date of the merger, meaning that our post-transaction financial statements reflect Mr. Marquez's basis in our assets (the successor basis) rather than our historical basis. The aggregate purchase price has been allocated to a portion of the underlying assets and liabilities based upon their respective fair market values at the date of the merger, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis. See note 1 to our financial statements, "Organization and Nature of Operations—New Company Basis" beginning on page F-1.

(8)
Marquez Energy is included in our statements of operations, balance sheet and cash flow data from July 2004, when common control between our company and Marquez Energy was established. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our financial statements and related notes and the other information appearing elsewhere in this prospectus.

Overview

        We are an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Since the change in our senior management that occurred in June 2004, we have returned to our historical strategy of devoting substantial resources to exploration, exploitation and development projects on our properties. Pursuit of this strategy has led to increases in our oil and natural gas production. Our average net production for 2005 was approximately 11,600 BOE/d, up from an average of 11,125 BOE/d for 2004, and our net production rate at year-end 2005 was approximately 11,900 BOE/d. We expect to increase production in 2006 relative to 2005. Because of the anticipated overall increases in production and the effect of our hedging program, we expect our revenue, not including the effect of non-cash, unrealized derivative gains and losses, to increase in both 2005 and 2006 compared to the previous year even if oil and natural gas prices decline moderately. Our disciplined hedging strategy, which includes the use of collars, swaps and purchased floors, has allowed us to lock in minimum future floor prices we consider attractive on substantial production volumes through June 2009, while often allowing upside participation. See "—Qualitative and Quantitative Disclosures About Market Risk." We believe that continued pursuit of our business strategy will also allow us to increase our proved reserves in 2006 and subsequent years. In the execution of our business strategy, management is principally focused on increasing our reserves of oil and natural gas and on continuing and strengthening the trend of increasing production through exploration, exploitation and development activities, acquisitions and the resolution of operational problems as they arise. Our management is also focused on the risks and opportunities associated with current oil and natural gas prices, which are generally high compared to historical norms and on the goal of maximizing production rates while operating in a safe manner. For further information on our business strategy, the opportunities we intend to pursue and the risks and uncertainties to which our business is subject, see "Summary—Our Strategy" and "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry."

Capital Expenditures

        We have developed an active capital expenditure program to take advantage of our extensive inventory of drilling prospects. Our exploration, exploitation and development capital expenditures were more than three times our 2004 capital expenditures of $23.2 million. We drilled 17 new onshore wells to total depth in the period and recompleted 42 additional onshore wells. Offshore, we drilled four wells to total depth and recompleted three. We also expanded our field work relating to the possible return to production of platform Grace in the Santa Clara field. See "Business and Properties—Description of Properties—California Offshore—Santa Clara Federal Unit."

        We estimate that our exploration, exploitation and development capital expenditures will be approximately $125 million in 2006. Projects we expect to pursue in 2006 in the Sockeye and South Ellwood fields include over 20 redrills, recompletions and workovers. We also expect to increase water injection capabilities at these fields and incorporate system upgrades to mitigate operating risks and enhance reliability. In the Sacramento Basin, we plan to drill approximately 50 new wells and to complete approximately 50 workovers and recompletions. Exploration activities planned for 2006 include the drilling of up to five exploration wells. We also expect to continue our aggressive leasing program in key areas. The aggregate levels of capital expenditures for 2006, and the allocation of such expenditures, are dependent on a variety of factors, including the availability of service contractors and equipment, permitting issues, weather and limits on the number of activities that can be conducted at any one time on our offshore platforms. Accordingly, the actual levels of capital expenditures and the allocation of such expenditures may vary materially from the above estimates.

Acquisitions and Divestitures

        Acquisition of Marquez Energy.    We completed our acquisition of Marquez Energy, a Colorado limited liability company majority owned and controlled by Timothy Marquez, on March 21, 2005. According to a reserve report prepared by NSAI, Marquez Energy had proved reserves of approximately 2.0 MMBOE as of December 31, 2004. The purchase price for the membership interests in Marquez Energy was $16.6 million (including a $2.0 million deposit paid in 2004). The purchase price was based on the members' equity on Marquez Energy's unaudited December 31, 2004 balance sheet as adjusted to reflect the value of its oil and natural gas properties (as determined by NSAI as of December 31, 2004) and certain other adjustments. For the purpose of calculating the purchase price, the following values were assigned to Marquez Energy's proved reserves: (i) $1.75/Mcfe for its proved developed producing reserves, (ii) $1.00/Mcfe for its proved developed non-producing reserves and (iii) $0.75/Mcfe for its proved undeveloped reserves. NSAI or another nationally recognized engineering firm will conduct supplemental evaluations of the Marquez Energy properties as of year-end 2005 and 2006. In the event those evaluations attribute proved reserves to the Marquez Energy properties as of December 31, 2004 in excess of those reflected in NSAI's initial report, additional payments will be made to the former holders of interests in Marquez Energy pursuant to the same formula, subject to a maximum aggregate price of $25.0 million, including assumption of debt.

        By purchasing Marquez Energy, we acquired natural gas properties in the Sacramento Basin in California that we believe possess significant exploitation, development and exploration potential. See "Business and Properties—Description of Properties—Sacramento Basin." These properties, which Marquez Energy acquired beginning in January 2004, are complementary to our other properties in the Sacramento Basin. Marquez Energy's average net production in the first quarter of 2005 was approximately 500 BOE/d.

        Sale of Big Mineral Creek.    On March 31, 2005, we completed the sale of our Big Mineral Creek field, located in Grayson County, Texas, to BlackWell Energy Group, LLC for $44.6 million. The transaction was given economic effect as of February 1, 2005. As of December 31, 2004, the field had proved reserves of approximately 3.4 MMBOE, according to a report by NSAI. Average net production at the field was approximately 547 BOE/d in the first quarter of 2005. Pursuant to Section 1031 of the Internal Revenue Code, we effected a like-kind exchange of a portion of the Big Mineral Creek field representing approximately $15.0 million of the total sale price for certain Marquez Energy properties and properties acquired from third parties. See note 14 to our financial statements.

        Other.    In September 2005, we acquired a 100% working interest in the Willows-Beehive Bend gas field, a 100% working interest in the Bounde Creek gas field and a 65% working interest in the Arbuckle field for an aggregate price of $10.1 million, net of certain participation rights held by third parties. We operate all of the acquired fields, which are located in the Sacramento Basin.

Trends Affecting our Results of Operations

        Oil and natural gas prices have increased significantly since the beginning of 2004. Rising prices contributed to an increase in our oil and natural gas sales and revenues in both 2004 compared to 2003 and 2003 compared to 2002. Prices continued to rise in the first nine months of 2005, leading, together with an increase in production volumes, to a 35% increase in oil and natural gas sales compared to the same period in 2004, although unrealized commodity derivative losses led to a modest decline in total revenues compared to the first nine months of 2004. Unrealized commodity derivative losses result from mark-to-market valuations of some of our derivative positions due to rising oil and natural gas prices. Any payments due to counterparties in the future on these derivatives will ultimately be funded by higher oil and natural gas prices received from the sale of production. See note 4 to our financial statements.

        Our production of oil and natural gas has increased since the change in our senior management that occurred in June 2004. The management in place between mid-2002 and mid-2004 reduced capital expenditures, in part in their discretion and in part because, commencing in February 2003, a large portion of our cash flow from operations was needed to amortize the credit facility then in place, which had become a term loan. As our oil properties generally have a shallow decline rate, our oil production did not decline significantly during the period despite limited capital expenditures. We averaged oil production of 8.8 MBbl/d in 2002, 8.5 MBbl/d in 2003 and 8.5 MBbl/d in 2004. Our natural gas production declines at a higher rate when exploitation and development activities are curtailed. As a result, average natural gas production decreased from 19,655 Mcf/d in 2002 to 15,362 Mcf/d in 2003 and 14,660 Mcf/d in 2004 (excluding production from Marquez Energy). As noted above (see "—Overview"), our renewed focus on exploration, exploitation and development projects has reversed these declines, with average net production rising from 11,125 BOE/d in 2004 to approximately 11,600 BOE/d in 2005. Average net production of approximately 11,500 BOE/d in the fourth quarter of 2005 was down from an average of 11,803 for the fourth quarter of 2004. The decrease was due primarily to the sale of our Big Mineral Creek field (which contributed 533 BOE/d of production in the fourth quarter of 2004 and was sold in the first quarter of 2005) and reduced production from platform Holly early in the quarter due to workover activities conducted there, partially offset by increased production from other fields. Certain mechanical and related issues that affected our production in the third quarter of 2005 have been resolved and our net production rate at year-end 2005 was approximately 11,900 BOE/d. We expect to increase production in 2006 relative to 2005.

Internal Control Over Financial Reporting

        In November 2005, we restated the financial statements included in our Quarterly Reports on Form 10-Q for the first two quarters of 2005. In addition, we have historically operated with a relatively small number of employees in the accounting and financial reporting area. If we had previously conducted an assessment of our internal controls under the standards set forth in Section 404 of the Sarbanes-Oxley Act and related rules, either or both of these factors likely would have led us to conclude that we had one or more material weaknesses in our internal controls. We have addressed these issues by adopting more extensive accounting controls and financial review procedures, and by hiring a Chief Accounting Officer to oversee our financial reporting processes. We have also retained an independent consulting firm with considerable experience in the area of Sarbanes-Oxley Act compliance to assist us in documenting our policies, procedures and internal control over financial reporting, assessing the effectiveness of the design of those controls and testing whether those controls are operating as designed. In the course of this process, we expect to hire additional accounting staff and to take other measures to further enhance our internal controls. We will also engage additional outside advisors as appropriate.

Results of Operations

        The following table reflects the components of our oil and natural gas production and sales prices and sets forth our operating revenues, costs and expenses on a BOE basis for the three years ended December 31, 2004 and the nine-month periods ended September 30, 2004 and 2005.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004(1)	2004	2005(1)
Production Volume
Natural gas (MMcf)	7,174	5,607	5,826	4,081	5,652
Oil (MBbls)	3,225	3,114	3,101	2,306	2,215
MBOE	4,421	4,049	4,072	2,986	3,157
Daily Average Production Volume
Natural gas (Mcf/d)	19,655	15,362	15,918	14,894	20,705
Oil (Bbls/d)	8,836	8,532	8,472	8,416	8,114
BOE/d	12,112	11,092	11,125	10,898	11,565
Oil Price per Bbl Produced (in dollars)
Realized price before hedging loss	$21.30	$26.29	$34.69	$33.32	$44.09
Realized hedging loss	$(1.51)	$(2.39)	$(5.47)	$(4.53)	$(6.85)
Net realized	$19.79	$23.90	$29.22	$28.79	$37.24
Natural Gas Price per Mcf (in dollars)
Realized price before hedging loss	$3.09	$5.06	$5.77	$5.56	$6.58
Realized hedging loss	$(0.38)	$(0.50)	$(0.11)	$(0.16)	$(0.04)
Net realized	$2.71	$4.56	$5.66	$5.40	$6.54
Average Sale Price per BOE	$18.81	$24.69	$30.42	$29.83	$37.34
Expense per BOE
Production expenses(2)	$9.80	$11.27	$12.17	$11.82	$12.05
Transportation expenses	$0.41	$0.31	$0.36	$0.74	$0.53
Depreciation, depletion, amortization and impairment	$4.44	$3.99	$4.05	$3.68	$4.79
General and administrative expense(3)	$3.62	$2.87	$2.77	$2.91	$3.37
Interest expense, net(3)	$0.53	$0.52	$0.56	$0.36	$3.22

(1)
Amounts shown include Marquez Energy from July 1, 2004. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

(2)
Production expenses are comprised of oil and natural gas production expenses and production taxes.

(3)
Net of amounts capitalized.

Nine Months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $34.9 million, or 35%, to $134.7 million for the nine months ended September 30, 2005 from $99.8 million for the first nine months of 2004. The increase was attributable to rising oil and natural gas prices, which added $29.0 million (83%) to oil and natural gas revenues, and an increase in natural gas production, which added $10.3 million (29%) to natural gas revenues. Partially offsetting these increases was a decrease in oil production, which decreased oil revenues by $4.4 million (12%).

        Oil revenues increased by $20.4 million in the first nine months of 2005, or 26%, to $97.5 million compared to $77.1 million in same period in 2004. Oil production fell 4%, with production of

2,215 MBbl in the first nine months of 2005 compared to 2,306 MBbl in the same period in 2004. Our average realized price for oil increased $8.45, or 29%, to $37.24 per Bbl for the period. We hedged 71% of our oil production during the period, resulting in realized hedging losses of $6.85 per Bbl and unrealized hedging losses of $18.13 per Bbl. Total hedging losses were $24.98 per Bbl.

        Natural gas revenues increased $14.5 million, or 64%, to $37.2 million compared to $22.7 million in the first nine months of 2004. Natural gas production rose 39%, with production of 5,652 MMcf compared to 4,081 MMcf in same period in 2004. Our average realized price for natural gas increased $1.14, or 21%, to $6.54 per Mcf for the period.

        Total revenues declined $13.2 million, or 15%, to $77.9 million in the first nine months of 2005 compared to $91.1 million in the first nine months of 2004. This decline resulted from commodity derivative losses of $59.7 million ($15.4 million of which were realized) compared to commodity derivative losses of $12.8 million ($11.1 million realized) in the first nine months of 2004.

        Production Expenses.    Production expenses increased $2.7 million, or 7.7%, to $38.0 million in the first nine months of 2005 from $35.3 million in the first nine months of 2004. The increase was primarily due to increased field activity in the period.

        Transportation Expenses.    Transportation expenses fell by $0.5 million, or 24%, to $1.7 million in the first nine months of 2005 from $2.2 million in the first nine months of 2004. On a per BOE basis, transportation expenses decreased $0.21, or 28%, to $0.53 per BOE from $0.74 per BOE in first nine months of 2004.

        Depletion, Depreciation, Amortization and Impairment (DD&A).    DD&A expense increased $4.1 million, or 37.6%, to $15.1 million in the first nine months of 2005 from $11.0 million in the first nine months of 2004. DD&A expense rose on a per unit basis due to an increase in estimated future development costs and a decrease in reserves at December 31, 2004, which had the effect of increasing the depletion rate per unit. Overall DD&A expense also rose due to increased production volumes.

        Accretion of Abandonment Liability.    Accretion expense rose $0.2 million, or 20%, to $1.3 million in the first nine months of 2005 from $1.1 million in the first nine months of 2004. The increase was due to an increase in abandonment liability associated with additional wells.

        General and Administrative (G&A).    G&A expense increased $2.0 million, or 23%, to $10.7 million in the first nine months of 2005 from $8.7 million in the first nine months of 2004. The increase resulted from increases in technical staff, higher professional fees related to accounting and information technology systems conversions and enhancements and the inclusion of expenses of Marquez Energy for the entire period rather than three months in the case of the 2004 period.

        Interest Expense and Amortization of Deferred Loan Costs.    Interest expense, net of interest income and capitalized interest, increased $9.1 million, or 846%, to $10.2 million in the first nine months of 2005 from $1.1 million in the first nine months of 2004. The change resulted primarily from the increase in indebtedness associated with the issuance of $150.0 million of our senior notes in December 2004. Amortization of deferred loan costs increased $1.1 million in the period compared to the same period in 2004 due to amortization of costs associated with the senior notes (see note 5 to our financial statements) and a write-off of deferred loan cost related to a reduction in the available borrowing base on our revolving credit facility from $50.0 million to $40.0 million as a result of our sale of the Big Mineral Creek field. The borrowing base was increased to $80.0 million in October 2005.

        Income tax expense.    Income tax expense decreased $13.9 million in the first nine months of 2005, resulting in a tax benefit of $0.6 million, compared to a tax provision of $13.2 million in the first nine months of 2004. The decrease was primarily due to lower profits in the period. In addition, Marquez Energy's net income prior to March 21, 2005, the date we acquired it, is not taxable. Because Marquez

Energy is included in our statements of operations from July 2004, this had the effect of reducing our effective tax rate for the first nine months of 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

        Net Income.    Net income for the first nine months of 2005 was $129,000, compared to $18.3 million for the first nine months of 2004. The largest factors causing the change were the substantial increase in unrealized derivative losses and increased interest expense, both of which are described above, partially offset by an increase in oil and natural gas revenues.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $30.2 million, or 28%, to $140.0 million for the year ended December 31, 2004 from $109.8 million for the year ended December 31, 2003. The increase was attributable to an increase in oil and natural gas prices, which added $30.1 million (100%) to oil and natural gas revenues, and an increase in natural gas production, which added $1.3 million (4%) to natural gas revenues. Partially offsetting these increases was a decrease in oil production, which decreased oil revenues by $1.2 million (4%).

        Oil revenues increased by $25.0 million, or 31%, to $106.4 million in 2004 from $81.4 million in 2003. This increase was due to an increase in the realized price of oil. Production decreased slightly in 2004 with oil production of 3,101 MBbl in 2004 compared to 3,114 MBbl in 2003. Our average realized price for oil increased $5.32, or 22%, to $29.22 per Bbl for the period. We hedged 53% of our oil production during 2004, resulting in realized hedging losses of $5.47 per Bbl.

        Natural gas revenues increased $5.2 million, or 18%, to $33.6 million in 2004 from $28.4 million in 2003. This increase was due to increases in both natural gas prices and production in 2004 compared to 2003. Our average realized price for natural gas increased 24%, or $1.10, to $5.66 per Mcf, net of hedging, up from $4.56 per Mcf, net of hedging, in 2003. Production increased 4% due to the addition of Marquez Energy's production from July 2004 to the end of the year, production that totalled 461 MMcf.

        Production Expenses.    Production expenses increased $4.0 million, or 9%, to $49.6 million in 2004 from $45.6 million in 2003. On a per BOE basis, production expenses increased $0.90, or 8%, to $12.17 per BOE in 2004 from $11.27 per BOE in 2003. The increase was due to an increase in general maintenance costs and costs for well rework.

        Transportation Expenses.    Transportation expenses increased $0.2 million, or 17%, to $1.4 million in 2004 from $1.2 million in 2003. On a per BOE basis, transportation expenses increased $0.05, or 16%, to $0.36 per BOE in 2004 from $0.31 per BOE in 2003. The increase was primarily due to higher barge fees in 2004 compared to 2003.

        Depletion, Depreciation, Amortization and Impairment (DD&A).    DD&A expense increased $0.3 million, or 2%, to $16.5 million in 2004 from $16.2 million in 2003. During 2004 and 2003, we incurred impairment losses of $0.1 million and $0.6 million, respectively, related to foreign oil and natural gas properties.

        Accretion of Abandonment Liability.    Accretion expense was $1.5 million in 2004, up slightly from $1.4 million in 2003.

        General and Administrative (G&A).    G&A expense decreased $0.3 million, or 3%, to $11.3 million in 2004 from $11.6 million in 2003. This decrease was primarily due to lower legal and professional fees and settlement costs in 2004. G&A expense does not include amounts capitalized as part of our acquisition, exploitation, development and exploration activities. We capitalized $2.3 million and

$3.2 million of G&A expense in 2004 and 2003, respectively. The decrease in capitalized expenses was due to lower staff levels in 2004 compared to 2003.

        Interest Expense and Amortization of Deferred Loan Costs.    Interest expense, net of interest income and capitalized interest, increased $0.1 million, or 4.7%, to $2.2 million in 2004 from $2.1 million in 2003. The increase was attributable to a higher average level of debt in 2004 compared to 2003. In addition to interest expense, we amortized $3.0 million of deferred loan costs in 2004 compared to $0.4 million in amortization of deferred loan costs in 2003.

        Income Tax Expense.    Our income tax expense for 2004 increased $8.2 million, or 104%, to $16.1 million from $7.9 million for 2003. The increase was primarily due to higher profits in 2004 compared to 2003.

        Net Income.    Our net income before the cumulative effect of change in accounting principle increased $12.8 million, or 119%, to $23.6 million for 2004 from $10.8 million for 2003. The increase was primarily attributable to an increase in oil prices and, to a lesser extent, the increase in natural gas prices. The higher prices for oil and natural gas offset a modest increase in production costs as well as an increase in income tax expenses.

        Other.    In November 2004, we repurchased all of our outstanding preferred stock, consisting of 6,000 shares of mandatorily redeemable convertible preferred plus accrued and unpaid dividends, for $72.0 million. See "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions—Repurchase of Preferred Stock from Enron Affiliates." At the time of the purchase of the preferred stock, we had recorded preferred stock and accrued but unpaid dividends net of unamortized issuance costs of $101.9 million. As such, the carrying value of the preferred stock exceeded the repurchase price by $29.9 million.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $16.3 million, or 17%, to $109.8 million for the year ended December 31, 2003 from $93.5 million for the year ended December 31, 2002. The increase was attributable to an increase in oil and natural gas prices, which added $30.2 million (185%) to oil and natural gas revenues. Partially offsetting the increase in revenues due to prices was a decrease in oil and natural gas production, which decreased oil and natural gas revenues by $13.9 million (85%).

        Oil revenues increased $10.1 million, or 14%, to $81.4 million in 2003 from $71.3 million in 2002. The increase was due to increased prices. Our average realized price for oil for 2003 increased $4.11, or 21%, to $23.90 per Bbl, net of hedging losses, from $19.79 per Bbl, net of hedging losses, in 2002. We hedged 55% of our oil production in 2003 and incurred hedging losses of $2.39 per Bbl. The increase in prices more than offset the effects of a 3% decline in our oil production, from 3,225 MBbl in 2002 to 3,114 MBbl in 2003, a decline caused by a decrease in the number of wells drilled.

        Natural gas revenues increased $6.2 million, or 28%, to $28.4 million for 2003 from $22.2 million for 2002. This increase was due to a significant increase in the price of natural gas, which offset a 22% decrease in production. Production declined to 5,607 MMcf for 2003 from 7,174 MMcf for 2002, primarily due to the continued depletion of our natural gas reserves and new contractual terms that required us to limit production from the South Ellwood field. Our average realized price for natural gas increased $1.85, or 68%, to $4.56 per Mcf, net of hedging, for 2003 from $2.71 per Mcf, net of hedging, for 2002. We hedged 40% of our 2003 natural gas production and incurred hedging losses of $0.50 per Mcf.

        Production Expenses.    Production expenses increased $2.3 million, or 5%, from $43.3 million in 2002 to $45.6 million in 2003. On a per BOE basis, total production expenses increased $1.47, or 15%, to $11.27 per BOE in 2003 from $9.80 per BOE in 2002. The increase per BOE reflects the decreased production during 2003.

        Transportation Expenses.    Transportation expense decreased $0.6 million, or 32%, to $1.2 million in 2003 from $1.8 million in 2002. On a per BOE basis, transportation expense decreased $0.10, or 24%, to $0.31 per BOE from $0.41 per BOE. This decrease was due to higher tariffs beginning in 2003 on the Ellwood pipeline (these pipeline revenues are an offset to transportation expense).

        Depletion, Depreciation, Amortization and Impairment (DD&A).    DD&A expense decreased $3.4 million, or 18%, to $16.2 million for 2003 from $19.6 million for 2002. The decrease was largely due to a decrease in impairment expense. During 2003 and 2002, we incurred impairment losses of $0.6 million and $1.9 million, respectively, related to foreign oil and natural gas properties. Our DD&A expense was also impacted by our adoption of SFAS No. 143, Asset Retirement Obligations, as our costs related to platform abandonment and other retirement obligations are now amortized based on the present value of the expected future costs. These costs were previously amortized based on their undiscounted value. We estimate that this impact decreased DD&A for 2003 as compared to 2002 by approximately $1.6 million.

        Accretion of Abandonment Liability.    We recognized an expense for the accretion of abandonment liability during 2003 of $1.4 million. This amount was recorded pursuant to SFAS No. 143, which requires that we recognize the fair value of abandonment obligations in the period in which the obligation was incurred. We adopted SFAS No. 143 as of January 1, 2003 and, therefore, no similar expense was recorded for prior periods. Prior to January 1, 2003, we recognized the cost of abandoning our oil and natural gas properties over their productive lives on a unit-of-production basis.

        General and Administrative (G&A).    G&A expense declined $4.4 million, or 27%, to $11.6 million in 2003 from $16.0 million for 2002. This reduction resulted from several factors. We recorded a loss of $1.7 million in 2002 for costs associated with the consolidation of our corporate office and there was no comparable expense in 2003. In addition, we reduced the size of our workforce at the end of 2002 and beginning of 2003, resulting in decreased payroll expenses for 2003. Further, we continued an aggressive program of cutting discretionary spending in response to the decline in capital available under our prior credit facility. We capitalized $3.2 million and $4.4 million of G&A expense for the years ended December 31, 2003 and 2002, respectively. We also incurred legal and professional fees of $2.8 million in 2003 and $3.7 million in 2002, of which approximately $1.4 million and $2.9 million, respectively, related to the management and ownership disputes described in "Certain Relationships and Related Transactions" and are non-recurring.

        Litigation Settlement.    We incurred a charge against earnings during 2003 of $6.0 million for the settlement of litigation described in "Certain Relationships and Related Transactions." There was no comparable charge in 2002.

        Interest Expense.    Interest expense, net of interest income and capitalized interest, decreased $0.2 million, or 9%, to $2.1 million in 2003 from $2.3 million in 2002. The reduction was attributable to a lower principal amount outstanding on our long-term debt as well as a slightly lower average rate of interest. Amounts outstanding under our prior credit facility began to decline significantly during 2003 as we began making regular quarterly payments of principal and interest after the conversion of the credit facility from a revolving loan to a term loan in November 2002. In addition to interest expense, we amortized deferred loan costs in the amount of $0.4 million in 2003 compared to $0.5 million in 2002. This decrease was due to lower amortization expense on the prior credit facility.

        Income Tax Expense.    Our income tax expense increased to $7.9 million for 2003 from $0.5 million for 2002. The increase was primarily due to higher profits in 2003 as compared to 2002.

        Net Income.    We had net income of $11.2 million in 2003, up from $1.0 million in 2002. The increase is attributable to the 68% increase in natural gas prices and the 21% increase in oil prices for the year, which offset a 3% decline in oil production and a 22% decline in natural gas production.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash generated from our operations and amounts available on a revolving basis under the credit agreement.

Cash Flows

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
	(in thousands)
Cash provided by operating activities	$30,284	$29,950	$48,534	$33,420	$33,875
Cash used in investing activities	(38,916)	(8,924)	(33,215)	(3,405)	(29,189)
Cash provided by (used in) financing activities	14,484	(23,333)	30,979	(19,010)	(46,378)

        Net cash provided by operating activities was $33.9 million for the first nine months of 2005, compared with $33.4 million in the first nine months of 2004. Cash flows from operating activities during the first nine months of 2005 compared to the same period in 2004 were favorably impacted primarily by a $34.9 million increase in oil and natural gas sales. This increase resulted from increased production, the acquisition of Marquez Energy and higher commodity prices. Increases in production were partially offset in the second and third quarters by the loss of production from the Big Mineral Creek field, which was sold on March 31, 2005. Cash flows from operating activities in the first nine months of 2005 as compared to the same period in 2004 were negatively impacted primarily by $18.4 million in payments of net premiums on derivative contracts, a $4.4 million increase in realized commodity derivative losses, a $2.0 million increase in operating and general and administrative expenses and a $2.7 million increase in oil and natural gas production expenses.

        Net cash used in investing activities was $29.2 million in the first nine months of 2005 and consisted primarily of $59.2 million used to develop and acquire oil and gas properties other than those of Marquez Energy (comprised of $67.1 million in costs incurred less $7.9 million in accrued amounts payable at September 30, 2005) and $14.6 million used to acquire Marquez Energy, which uses were offset primarily by $44.6 million in net proceeds from the sale of oil and gas properties.

        Net cash used in financing activities was $46.4 million and $19.0 million in the first nine months of 2005 and 2004, respectively. Net cash used in the first nine months of 2005 related primarily to the payment of a $35 million dividend to our sole stockholder, $5.3 million used to purchase the interests of minority stockholders and principal repayments on long-term debt of $43.7 million, partially offset by $39.0 million in new borrowings under our credit agreement.

        Net cash provided by operating activities was $48.5 million, $30.0 million and $30.3 million for 2004, 2003 and 2002, respectively. Operating cash flow increased in 2004 due to higher revenues, which led to higher net income, offset by increased amounts paid for derivative contracts for hedging purposes. Cash provided by operating activities was relatively constant from 2002 to 2003.

        Net cash used in investing activities was $33.2 million, $8.9 million and $38.9 million in 2004, 2003 and 2002, respectively, of which $21.8 million, $9.1 million and $38.8 million, respectively, related to capital expenditures for drilling and reworking wells, facilities and related costs. These amounts were relatively large in 2002 because of drilling and rework programs that were carried out in that year but did not continue in 2003. During 2003, we began to make quarterly principal and interest payments of $5.8 million with respect to our prior credit facility. These payments curtailed our ability to make discretionary capital expenditures. Beginning in mid-2004 in connection with the changes in our senior management, we expanded our exploration, exploitation and development activities, which resulted in an increase in cash used in investing activities.

        Net cash provided by financing activities in 2004 was $31.0 million. Net cash provided by financing activities for that year included $272.4 million in proceeds from long term debt, primarily consisting of $146 million in net proceeds from the issuance of our senior notes, $100.7 million in amounts borrowed under our credit agreement and $10.0 million in financing for our new office building. Cash used in financing activities primarily included $159.7 million in repayment of amounts borrowed under our credit agreement and our prior credit facility and $72.0 million for the repurchase of our preferred stock.

        Net cash used in financing activities was $23.3 million in 2003, comprised entirely of principal payments on the prior credit facility. We did not increase our borrowings under the prior credit facility during 2003. In 2002, we borrowed $44.1 million under the prior credit facility and made principal payments of $27.5 million. These cash flows, together with the $2.0 million paid in cash dividends on our preferred stock, resulted in net cash provided from financing activities during 2002 of $14.5 million.

Capital Resources and Requirements

        We plan to make substantial capital expenditures in the future for the acquisition, exploration, exploitation and development of oil and natural gas properties. Our estimated capital expenditure budget for 2006 is $125 million. We intend to finance our exploration, exploitation and development capital expenditures for 2006 primarily with cash flow from operations and to reserve most of the proceeds of this offering and the borrowing capacity under our credit agreement for potential acquisitions. The credit agreement currently has a borrowing base of $80.0 million. As of January 31, 2006, there was approximately $20 million outstanding under the credit agreement.

        If cash flow from operations does not meet our expectations, we may reduce the expected level of capital expenditures and/or fund a portion of the expenditures using the proceeds of this offering, borrowings under the credit agreement or other sources. Funding our capital program from sources other than cash flow from operations could limit our ability to make acquisitions. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we would reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through traditional reserve base borrowings, joint venture partnerships, production payment financings, asset sales, offerings of debt and equity securities or other means. We cannot assure you that needed capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness is limited by covenants in the indenture governing our senior notes and our credit agreement. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves.

Commitments and Contingencies

        As of December 31, 2004, the aggregate amounts of contractually obligated payment commitments for the next five years were as follows (in thousands):

	Less than One Year	1 to 3 Years	3 to 5 Years	After 5 years	Total(2)
Long-term debt(1)	$127	$277	$311	$162,954	$163,669
Interest on senior notes	12,979	26,250	26,250	26,250	91,729
Rental of office space	766	211	35	—	1,012
Total	13,872	26,738	26,596	189,204	256,410

(1)
On December 9, 2004, we acquired an office building for $14.7 million. Of the total purchase price, $10.0 million was financed through additional borrowings. Under the agreement with the lender, we are obligated to fund into an account under the control of the lender monthly amounts of approximately $121,000 to cover common area maintenance, improvements, repairs, insurance and taxes, in addition to the monthly mortgage payment. To the extent that funds remain after required expenditures are made, the lender remits any remaining funds to us on a monthly basis in arrears.

(2)
Total contractually obligated payment commitments do not include the anticipated settlement of derivative contracts or amounts relating to our asset retirement obligations, which include plugging and abandonment obligations. See note 13 to our financial statements.

        In addition, we have hired a drilling rig for use on platform Gail in the Sockeye field. When we return the rig to the owner, we will be obligated to pay a fee of $252,000. We do not expect to return the rig prior to 2007 at the earliest.

Quantitative and Qualitative Disclosures About Market Risk

        The discussion in this section provides information about derivative financial instruments we use to manage commodity price volatility. We currently have no material exposure to interest rate risk. To the extent we borrow amounts under our credit agreement, we are subject to interest rate risk because such amounts bear interest at variable rates. As of January 31, 2006, there was approximately $20 million outstanding under the credit agreement. We do not maintain any interest rate hedges.

        Due to the historical volatility of crude oil and natural gas prices, we have implemented a hedging strategy aimed at reducing the variability of the prices we receive for our production and providing a minimum revenue stream. Currently, we use options (including collars) and fixed price swaps for hedging commodity prices. All contracts are settled with cash and do not require the delivery of a physical quantity to satisfy settlement. While this hedging strategy may result in us having lower revenues than we would have if we were unhedged in times of higher oil and natural gas prices, management believes that the stabilization of prices and protection afforded us by providing a revenue floor is beneficial. We had hedging contracts (excluding floors) in place for approximately 71% of our oil production and approximately 14% of our natural gas production during the year ended December 31, 2005.

Cumulative Effect of Derivative Transactions

        Oil.    As of December 31, 2005, we had entered into option (including collar) and swap agreements to receive average minimum and maximum NYMEX West Texas Intermediate prices as summarized below. Location and quality differentials attributable to our properties are not reflected in those prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price.

	Minimum		Maximum
	Bbls/d	Weighted Avg. Prices	Bbls/d	Weighted Avg. Prices
Oil hedges at December 31, 2005 for production:
January 1 - December 31, 2006	7,000	$45.34	5,000	$53.56
January 1 - December 31, 2007	4,313	$43.96	4,313	$68.99
January 1 - December 31, 2008	2,947	$52.00	2,947	$75.00
January 1 - June 30, 2009	2,170	$50.00	2,170	$75.00

        Natural Gas.    As of December 31, 2005, we had entered into option, swap and collar agreements to receive average minimum and maximum PG&E Citygate prices as follows:

	Minimum		Maximum
	MMBtu/d	Weighted Avg. Prices	MMBtu/d	Weighted Avg. Prices
Natural gas hedges at December 31, 2005 for production:
January 1 - December 31, 2006	15,000	$6.28	9,000	$8.40
January 1 - December 31, 2007	6,000	$6.00	6,000	$8.40

Portfolio of Derivative Transactions

        Our portfolio of commodity derivative transactions as of December 31, 2005 is summarized below:

Oil

Type of Contract	Basis	Quantity (Bbl/d)	Strike Price ($/Bbl)	Term
Swap	NYMEX	1,000	$57.00 Fixed	Jan 1, 06 - Dec 31, 06
Collar	NYMEX	2,000	$40.00 - $51.00	Jan 1, 06 - Dec 31, 06
Collar	NYMEX	1,000	$40.00 - $51.05	Jan 1, 06 - Dec 31, 06
Collar	NYMEX	1,000	$40.00 - $57.75	Jan 1, 06 - Dec 31, 06
Put	NYMEX	1,000	$40.00 Floor	Jan 1, 06 - Dec 31, 06
Put	NYMEX	1,000	$42.90 Floor	Jan 1, 06 - Dec 31, 06
Put	NYMEX	1,500	$57.00 Floor	Jan 1, 06 - Dec 31, 06
Collar	NYMEX	2,000	$40.00 - $65.80	Jan 1, 07 - Dec 31, 07
Collar	NYMEX	1,000	$40.00 - $67.50	Jan 1, 07 - Dec 31, 07
Collar	NYMEX	1,600	$53.00 - $75.00	Jan 1, 07 - Jun 30, 07
Collar	NYMEX	1,030	$53.00 - $75.00	July 1, 07 - Dec 31, 07
Collar	NYMEX	3,450	$52.00 - $75.00	Jan 1, 08 - Jun 30, 08
Collar	NYMEX	2,450	$52.00 - $75.00	Jul 1, 08 - Dec 31, 08
Collar	NYMEX	2,170	$50.00 - $75.00	Jan 1, 09 - Jun 30, 09

Natural Gas

Type of Contract	Basis	Quantity (MMBtu/d)	Strike Price ($/Mcf)	Term
Physical Sale	SoCal	2,000	$4.85 Floor(1)	Apr 1, 05 - Sept 30, 06
Swap	NYMEX	2,000	$6.71 Fixed	Jan 1, 06 - Dec 31, 06
Collar	NYMEX	4,000	$6.00 - $8.50	Jan 1, 06 - Dec 31, 06
Collar	NYMEX	6,000	$9.00 - $15.00	Jan 1, 06 - Dec 31, 06
Collar	PG&E Citygate	3,000	$7.00 - $9.45	Jan 1, 06 - Dec 31, 06
Basis Swap	PG&E Citygate	6,000	$(0.035)(2)	Jan 1, 06 - Dec 31, 06
Put	PG&E Citygate	6,000	$6.00 Floor	Jan 1, 06 - Dec 31, 06
Collar	PG&E Citygate	6,000	$6.00 - $8.40	Jan 1, 07 - Dec 31, 07

(1)
The price of this contract is the monthly NGI SoCal Border Index less $0.10 per MMBtu, with a floor of $4.85.

(2)
This basis swap locks the $6.71 NYMEX swap into a $6.675 PG&E Citygate location swap and the $6.00-$8.50 collar into a $5.965-$8.465 collar with a PG&E Citygate location for 2006.

        From December 31, 2005 through February 15, 2006, we did not enter into any additional commodity price hedging contracts, although we extended the physical sale referenced in the table above through December 31, 2006 at a price of $5.899 after November 1, 2005.

        We enter into derivative contracts, primarily collars, swaps and option contracts, to hedge future crude oil and natural gas production in order to mitigate the risk of market price fluctuations. The objective of our hedging activities and the use of derivative financial instruments is to achieve more predictable cash flows. Our hedging activities mitigate our exposure to price declines and allow us the flexibility to continue to execute our capital plan even if prices decline. Our collar and swap contracts, however, prevent us from receiving the full advantage of increases in oil or gas prices above the maximum fixed amount specified in the hedge agreement. Also, if production is less than the amount we have hedged and the price of oil or natural gas exceeds a fixed price in a hedge contract, we will be required to make payments against which there are no offsetting sales of production. This could impact our ability to fund future capital expenditures. In addition, we have incurred, and may incur in the future, substantial unrealized commodity derivative losses in connection with our hedging activities, although we do not expect such losses to have a material affect on our ability to fund expected capital expenditures. Finally, the use of derivatives involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts.

        In order to qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. We measure effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedge instrument is no longer considered highly effective.

        All derivative instruments are recorded on the balance sheet at fair value. Fair value is generally determined based on the difference between the fixed contract price and the underlying market price at the determination date, and/or confirmed by the counterparty. Changes in the fair value of the effective portion of the cash flow hedges are recorded as a component of accumulated other comprehensive income (loss), which is later transferred to the income statement as a component of commodity derivative income (loss) when the hedged transaction occurs. Changes in the fair value of derivatives that do not qualify as a hedge or are not designated as a hedge, as well as the ineffective portion of hedge derivatives, are recorded in commodity derivative income (loss) on the income statement. We determine hedge ineffectiveness based on changes during the period in the price differentials between the index price of the derivative contracts (which uses a NYMEX index in the case of oil hedges, and

NYMEX and PG&E Citygate in the case of natural gas hedges) and the contract price for the point of sale for the cash flow that is being hedged. Hedge ineffectiveness occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. Ineffectiveness is recorded in earnings to the extent the cumulative changes in fair value of the actual derivative exceed the cumulative changes in fair value of the hypothetical derivative.

Changes in Fair Value

        The fair value of outstanding oil and natural gas commodity derivative instruments and the change in fair value that would be expected from a $5.00 per bbl increase in the price of oil and a $1.00 per MMBtu increase in the price of natural gas are shown in the table below (in millions):

	September 30, 2005
	Fair Value	Effect of $5.00/Bbl and $1.00/MMbtu Price Increases
Effective portion of derivatives designated as cash flow hedges	$(29.6)	$(13.4)
Derivatives not designated as hedging instruments and the ineffective portion of derivatives designated as cash flow hedges	(29.7)	(21.5)

        The fair value of the swaps and option contracts are estimated based on quoted prices from independent reporting services compared to the contract price of the agreement, and approximate the cash gain or loss that would have been realized if the contracts had been closed out at period end. All hedge positions offset physical positions exposed to the cash market. None of these offsetting physical positions are included in the above table. Price risk sensitivities were calculated by assuming across-the-board increases in price of $5.00 per barrel for oil and $1.00 per MMBtu for natural gas regardless of term or historical relationships between the contractual price of the instruments and the underlying commodity price. In the event of actual changes in prompt month prices equal to the assumptions, the fair value of our derivative portfolio would typically change by less than the amount shown in the table due to lower volatility in out-month prices. In the event of actual changes in all months equal to the assumptions, the fair value of our derivative portfolio would typically change by less than the amount shown in the table due to the fact that many of the changes would be within the range of our derivative collars where the movement in fair value would typically be less than the changes in commodity prices.

        With respect to oil, we had, as of December 31, 2005, NYMEX put options with a weighted average strike price of $37.35 per bbl on 4,000 bbls/d in 2005 and $48.11 per bbl on 3,500 bbls/d in 2006. With respect to natural gas, we had, as of December 31, 2005, put options with a weighted average strike price of $6.00 per MMBtu on 6,000 MMBtus/d in 2006. These put options cost an average of $2.83 per bbl and $0.46 per MMBtu for 2006 (a total of $7.7 million), which was paid when the put options were contracted. This amount is not included in the fair value of derivatives in the table above.

        See note 14 to our financial statements for a discussion of our long-term debt as of September 30, 2005. Interest on all long-term debt outstanding as of that date accrued at a fixed rate.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon financial statements that have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We have identified certain accounting policies as being of particular importance to the presentation of our financial position and results of operations and which require the application of significant judgment by our management. We analyze our estimates, including those related to oil and natural gas revenues, oil and natural gas properties, fair value of derivative instruments, income taxes and contingencies and litigation, and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in the preparation of our financial statements:

Reserve Estimates

        Our estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as in the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulation of oil and natural gas that is difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions governing future oil and natural gas prices, future operating costs, severance, ad valorem and excise taxes, development costs and workover and remedial costs, all of which may vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value and the rate of depletion of the oil and natural gas properties. For example, oil and natural gas price changes affect the estimated economic lives of oil and natural gas properties and therefore cause reserve revisions. Our September 1, 2005 estimate of net proved oil and natural gas reserves totaled 52,971 MBOE. Had oil and natural gas prices been 10% lower as of the date of the estimate, our total oil and natural gas reserves would have been 3.4% lower. In addition, our proved reserves are concentrated in a relatively small number of wells. At September 1, 2005, 39.8% of our proved reserves were concentrated in our twelve largest wells. As a result, any changes in proved reserves attributable to such individual wells could have a significant effect on our total reserves. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

Oil and Natural Gas Properties, Depletion and Full Cost Ceiling Test

        We follow the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and exploitation and development of oil and natural gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and natural gas wells, and salaries, benefits and other internal salary related costs directly attributable to these activities. Proceeds from the disposition of oil and natural gas properties are generally accounted for as a reduction in capitalized costs, with no gain or loss recognized. Depletion of the capitalized costs of oil and natural gas properties, including estimated future development and capitalized asset retirement costs, is provided for using the equivalent unit-of-production method based upon estimates of proved oil and natural gas reserves. The capitalized costs are amortized over the life of the reserves associated with the assets, with the amortization being expensed as depletion in the period that the reserves are produced. This depletion expense is calculated by dividing the period's production volumes by the estimated volume of reserves associated with the investment and multiplying the calculated percentage by the capitalized investment. Changes in our reserve estimates will therefore result in changes in our depletion expense per unit. For example, a 10% reduction in our estimated reserves as of September 1, 2005 would have resulted in an increase of approximately $0.52 per BOE in our depletion expense rate during the third quarter of 2005. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and natural gas properties. Unproved property costs not subject to amortization consist primarily of leasehold and seismic costs related to unproved areas. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves established or impairment determined. We will continue to evaluate these properties and costs will be transferred into the amortization base as undeveloped areas are tested. Unproved oil and natural gas properties are not amortized, but are assessed for impairment either individually or on an aggregated basis using a comparison of the carrying values of the unproved properties to net future cash flows.

        Capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the un-escalated prices in effect as of the last day of the relevant quarter, including the effects of cash flow hedges, and requires a write down for accounting purposes if the ceiling is exceeded. At December 31, 2004, our net capitalized costs did not exceed the ceiling. We last incurred a write down due to the ceiling test at the end of 1998, at which time our net capitalized cost exceeded the ceiling by $6.5 million, net of income tax effects, and we recorded a write down of our oil and natural gas properties in that amount.

Asset Retirement Obligations

        Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 provides that, if the fair value for asset retirement obligations can be reasonably estimated, the liability should be recognized in the period when it is incurred. Oil and natural gas producing companies incur this liability upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset's inception, with the offsetting charge to property cost. Periodic accretion of discount of the estimated liability is recorded in the income statement. Prior to adoption of SFAS No. 143, we accrued for future abandonment costs of wells and related facilities through our depreciation calculation in accordance with Regulation S-X Rule 4-10 and industry practice. This method resulted in recognition of the obligation over the life of the property on a unit-of-production basis, with the estimated obligation netted in property cost as part of the accumulated depreciation, depletion and amortization balance.

        Our asset retirement obligation primarily represents the estimated present value of the amount we will incur to plug, abandon and remediate our properties at the end of their productive lives, in accordance with applicable laws. We have determined our asset retirement obligation by calculating the present value of estimated cash flows related to each liability. The discount rates used to calculate the present value varied depending on the estimated timing of the relevant obligation, but typically ranged between 6% and 8%. We periodically review the estimate of costs to plug, abandon and remediate our properties at the end of their productive lives. This includes a review of both the estimated costs and the expected timing to incur such costs. We believe most of these costs can be estimated with reasonable certainty based upon existing laws and regulatory requirements and based upon wells and facilities currently in place. Any changes in regulatory requirements, which changes cannot be predicted with reasonable certainty, could result in material changes in such costs. Changes in the reserve estimates as discussed above and the economic life of oil and gas properties could affect the timing of such costs and accordingly the present value of such costs.

Income Tax Expense

        Income taxes reflect the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled. Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying current tax rates to the differences between financial statement and income tax reporting. We have not recognized a valuation allowance against our net deferred taxes because we believe that it is more likely than not that the net deferred tax assets will be realized based on estimates of our future operating income.

Derivative Instruments

        Under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we reflect the fair market value of our derivative instruments on our balance sheet. Our estimates of fair value are determined by obtaining independent market quotes from third parties, as well as utilizing a Black-Scholes option valuation model that is based upon underlying forward price curve data, a risk-free interest rate and estimated volatility factors. Changes in commodity prices will result in substantially similar changes in the fair value of our commodity swap agreements, and in substantially similar changes in the fair value of our commodity collars to the extent the changes are outside the floor or cap of our collars.

Other Accounting Matters

Push-Down Accounting

        During 2004, our Chairman and CEO, Timothy Marquez, increased his beneficial ownership of our outstanding stock from 41% to 100%. Mr. Marquez acquired 53% of the shares of common stock then outstanding from two of our former officers and their respective affiliates in a transaction that closed on July 12, 2004. On December 22, 2004, we merged with a corporation the sole stockholder of which was the Marquez trust. In the merger, the trust acquired the remaining 6% of our common stock and as a result now owns all of our outstanding common stock.

        As a result of Mr. Marquez obtaining control of over 95% of the common stock on December 22, 2004, SEC Staff Accounting Bulletin No. 54 requires the acquisition by Mr. Marquez to be "pushed-down," meaning our post-transaction condensed consolidated balance sheet and the condensed consolidated statements of operations and cash flows reflect a new basis of accounting. The pre-transaction condensed consolidated statements of operations and cash flows are presented on a historical basis.

Acquisition of Marquez Energy

        Because Marquez Energy was a company under common control since July 12, 2004, our financial statements and production information include Marquez Energy from July 1, 2004 (results during the period between July 1 and July 12, 2004 were de minimis). The acquisition was accounted for in a manner similar to a pooling of interests whereby the historical results of Marquez Energy were combined with our financial results. Accordingly, of the $16.6 million purchase price, only $3.3 million was recorded as an increase to oil and natural gas property, a figure that represents the amount paid to the minority members of Marquez Energy ($3.6 million) less their historical basis in the net assets at

March 21, 2005 ($0.3 million). The remaining $13.3 million was recorded as a deferred tax asset ($3.6 million) and a reduction in stockholders' equity ($9.7 million). See note 1 to our financial statements. The production information included in this prospectus also includes Marquez Energy from July 1, 2004. However, Marquez Energy's proved reserves as of December 31, 2004 are not included in our proved reserves as of that date.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, Consolidation of Variable Interest Entities. In December 2003, FIN 46 was replaced by FASB interpretation No. 46R, Consolidation of Variable Interest Entities. FIN 46R clarifies the application of Accounting Research Bulletin No. 51—Consolidated Financial Statement, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46R requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's losses, is entitled to receive a majority of the entity's expected residual returns, or both. FIN 46R is effective for entities being evaluated under FIN 46R for consolidation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46R did not have a material impact on our consolidated financial position or results of operations.

        In September 2004, the SEC issued Staff Accounting Bulletin No. 106 ("SAB 106") to provide new guidance on how asset retirement obligations should impact the limitation on the amount of costs that can be capitalized on the balance sheet under the full cost method of accounting for oil and gas companies ("full cost ceiling"). SAB 106 provides that since the asset associated with the asset retirement obligation is now reported on the balance sheet, costs related to the asset retirement obligation in the future net cash flow calculation should be omitted to avoid double-counting these costs. Because our existing practice was already in conformance with SAB 106, the adoption of this portion of SAB 106 did not have a material impact on our financial condition or results of operations.

        In addition, SAB 106 addresses the DD&A treatment of estimated dismantlement and abandonment costs which are expected to result from future development activities. SAB 106 concluded that to the extent future estimated dismantlement and abandonment costs have not been included as capitalized costs in the base for computing DD&A because they had not yet been incurred and therefore not yet capitalized as asset retirement costs under SFAS No. 143, these costs are still required to be included in the base for computing DD&A. Because our existing practice was in conformance with SAB 106, the adoption of this portion of SAB 106 did not have a material impact on our financial condition or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standard 123 (revised 2004) Share-Based Payment ("SFAS 123R"), an amendment to Statement of Financial Accounting Standards 123 and 95. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Public companies with a calendar year-end will be required to adopt the provisions of the standard effective for periods beginning after June 15, 2005. We expect that SFAS 123R will have a significant impact on our financial statements.

        In December 2004, the FASB issued Statement of Accounting Standard 153, Exchanges of Nonmonetary Assets ("SFAS 153"), an amendment of Accounting Principles Board ("APB") Opinion 29 that eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We do not expect SFAS 153 to have a material effect on our consolidated financial position or results of operations.

BUSINESS AND PROPERTIES

        We are an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Our core area of focus is offshore and onshore California. We believe that California's numerous large oil and natural gas fields and limited number of well capitalized, independent operators present us with an attractive niche market opportunity. Our properties typically have long reserve lives and predictable well production profiles. Our strategy is to:

  •
  acquire properties with low-risk exploitation and development opportunities at attractive prices;

  •
  expand reserves and production from our properties, thereby reducing unit operating costs; and

  •
  pursue relatively low-risk, opportunistic exploration activities.

        Since our inception in 1992, we have grown to become one of the largest independent oil and natural gas companies in California based on production volumes. According to a reserve report prepared by Netherland, Sewell & Associates, Inc. ("NSAI"), as of September 1, 2005, we had estimated proved reserves of 53.0 MMBOE, 72.0% of which were proved developed. As of that date, approximately 72.1% of our estimated proved reserves consisted of oil and the remainder consisted of natural gas. At September 1, 2005, the PV-10 value of our proved reserves was approximately $1.39 billion. We set forth our definition of PV-10 (a non-GAAP measure) and a reconciliation of a standardized measure of discounted future net cash flows to PV-10 on page 9.

Our History

        Timothy Marquez, our Chairman and CEO, founded our company in 1992 together with a business associate. We acquired the Whittier and Santa Clara Avenue fields in 1994, the Beverly Hills field in 1995 and the Willows, Grimes and Big Mineral Creek fields in 1996. In 1997, we purchased the South Ellwood field, our first offshore property. We operated with very limited equity capital until 1998, when we issued $60 million of preferred stock to two affiliates of Enron Corp. We completed four additional acquisitions the same year. In 1999, we acquired three additional offshore properties, including the Sockeye field. In 2001, we were named by Inc. magazine as one of the 200 fastest-growing private companies in the United States.

        In June 2002, in connection with a dispute between us and the Enron affiliates, Mr. Marquez's business associate, our former CFO and the directors nominated by the Enron affiliates gained control of the board of directors. The board then terminated Mr. Marquez's employment and appointed Mr. Marquez's business associate as CEO. In May 2004, he and the former CFO agreed to sell all their stock in the company to Mr. Marquez, and Mr. Marquez returned as CEO in June 2004. Following his purchase of shares from his business associate and the former CFO, Mr. Marquez owned approximately 94% of our outstanding common stock. In November 2004, we repurchased all of our preferred stock from the Enron affiliates. In December 2004, we issued $150.0 million of our senior notes and effected a merger pursuant to which the Marquez trust acquired all of our outstanding common stock. Since Mr. Marquez's return as CEO, we have returned to our historical policy of devoting substantial resources to exploration, exploitation and development projects on our properties.

Our Strengths and Strategy

        Our principal competitive strengths and the key elements of our business strategy are described in "Summary—Our Strengths" and "Summary—Our Strategy," respectively.

Description of Properties

California Offshore

        South Ellwood Field.    South Ellwood is our largest field in terms of proved reserves, representing approximately 45% of our total proved reserves as of September 1, 2005. The field is located in state waters approximately two miles offshore California in the Santa Barbara channel. We conduct our operations in the field from platform Holly. We acquired our interest from Mobil Oil Corporation in 1997. Since that time, we have made numerous operational enhancements to the field, including an additional well, reworks of existing wells and upgrades at the platform and the associated onshore treatment facility. We operate the field and have a 100% working interest.

        The South Ellwood field is approximately seven miles long and is part of a regional east-west trend of similar geologic structures running along the northern flank of the Santa Barbara channel and extending to the Ventura basin. This trend encompasses several fields that, over their respective lifetimes, are each expected to produce over 100 million barrels of oil, according to the California Division of Oil, Gas, and Geothermal Resources. The Monterey formation is the primary oil reservoir in the field, producing sour oil with a gravity of approximately 21 degrees. As of December 31, 2005, we had 17 producing wells and one injection well in the field. During December 2005, average net production at the field was approximately 3,400 Bbl/d of oil and 4,300 Mcf/d of natural gas. We completed an exploration well on platform Holly to the Sespe formation in the second half of 2005. A second exploration well was drilled late in 2005 to the north flank of the Monterey formation. Both wells have multiple zones of interest and are currently being tested and evaluated for commerciality. In 2006, we plan to install electric submersible pumps on four wells on the platform. Based on our experience with the electric submersible pump already in place, we expect the new pumps to allow us to increase production from the platform.

        We own processing and transportation facilities at South Ellwood, including a common carrier pipeline, an onshore facility, a pier and a marine terminal. We conduct two-phase separation on the drilling platform and the oil/water emulsion is transported by pipeline to the onshore facility for separation. The oil is then transported to the marine terminal via the common carrier pipeline. From the marine terminal, the oil is transported by barge for sale primarily in Long Beach, California. Title to the oil is transferred when the barge completes delivery. Oil produced at the South Ellwood field has been transported by barge since operations at the field commenced in 1966. The barge is owned and operated by a third party with whom we have a long-term service contract. We are pursuing various alternative means of transporting oil from South Ellwood, including a possible onshore pipeline or a second barge. There can be no assurance that our efforts with respect to these alternatives will be successful. Construction of the pipeline, if it occurs, will not be completed before 2008. Natural gas produced at the field is transported by common carrier pipeline.

        In addition to our processing and transportation facilities, we operate, and have a 78% interest in, two seep tents located in the vicinity of the drilling platform. These tents capture naturally seeping natural gas from the ocean floor at a net rate of approximately 200 Mcf/d. The captured natural gas is transported to the onshore facility by a separate pipeline. The seep tents have helped to reduce air emissions and contain the flow of naturally occurring natural gas seeps onto the Santa Barbara coastline.

        Santa Clara Federal Unit.    The Santa Clara Federal Unit, which is located approximately ten miles offshore in the Santa Barbara channel near Oxnard, California, represented approximately 28% of our total proved reserves as of September 1, 2005. Our operations in the unit are conducted from two platforms, platform Gail in the Sockeye field and platform Grace in the Santa Clara field. We acquired our interest in the unit and the associated facilities from Chevron in February 1999. Production is transported via pipeline to Los Angeles, California. We operate the field and have a 100% working interest.

        The Sockeye field structure is a northwest/southeast trending anticline bounded to the north and south by fault systems. The field produces from multiple stacked reservoirs ranging from the Monterey, at about 4,000 feet, to the Upper Juncal at approximately 12,000 feet. Other formations include the Upper Topanga, Lower Topanga and Sespe. As of December 31, 2005, we had 18 producing wells and three active injection wells in the field. The primary producing horizons initially were the Monterey and Upper Sespe. More recently, recompletions in the Upper Topanga horizon have accounted for a larger share of production. The oil produced from the Monterey and Upper Topanga is sour with gravities ranging from 12 to 18 degrees. The Lower Topanga and Sespe horizons produce sweet crude with gravities of 26 to 30 degrees. During December 2005, average net production at the field was approximately 3,900 Bbl/d of oil and 800 Mcf/d of natural gas.

        We believe that additional drilling opportunities exist in the Sockeye field and have identified approximately ten locations for potential drilling and three recompletion opportunities. In the first quarter of 2006, we expect to drill one dual completion well with production from the Lower Topanga/Sespe and Upper Topanga formations and one well to an untested structure with potential for Monterey, Upper Topanga and Sespe production. If this well is successful, another similar structure to the southwest will be drilled at a later date. In addition, 3D seismic surveys have identified structures to the south and southwest which are fault-separated from the current development and untested. Using current technology, these structures can be reached from platform Gail and could provide additional drilling locations.

        Chevron shut in production at platform Grace in 1997, and we currently use it as a launching and receiving facility for pipeline cleaning devices and as an interconnecting pipeline to transport oil and natural gas produced from platform Gail to our onshore plant. We are considering returning platform Grace to production by redrilling selected wells and upgrading facilities. In March 2003, we granted an option to Crystal Energy LLC to lease or purchase platform Grace for use in accepting, vaporizing, transporting and selling liquid natural gas delivered to the platform by tanker. On April 18, 2005, Crystal Energy informed us that it intends to exercise the option to purchase the platform for $10 million. It is possible that the purchase could delay or prevent the return of the platform to production. The purchase is contingent upon, among other things, the execution of a mutually acceptable purchase agreement and the receipt of regulatory approvals. We expect to achieve a resolution of these issues in the first quarter of 2006.

        Dos Cuadras Field.    The Dos Cuadras field is located in federal waters approximately five miles offshore California in the Santa Barbara channel. We acquired our 25% non-operated working interest in the western two-thirds of the field from Chevron in February 1999. We have working interests ranging from approximately 17.5% to 25% in the associated onshore facility and pipelines. The field is operated by DCOR, LLC. Production is transported via pipeline to Los Angeles, California.

        The principal operations in the field consist of primary and waterflood production from the Repetto formation. The gravity of this production is approximately 27 degrees. As of December 31, 2005, there were 88 producing wells and 15 injection wells in the field. During December 2005, average net production at the field was approximately 700 Bbl/d of oil and 900 Mcf/d of natural gas.

Sacramento Basin

        In terms of historical production, the Sacramento basin is one of California's most prolific onshore natural gas producing areas not associated with oil production, containing eight of the state's ten largest natural gas fields by that measure. It is located near northern California natural gas markets and has substantial natural gas gathering infrastructure and pipeline capacity. It is approximately 210 miles long and 60 miles wide and contains a variety of different geologic plays. Our average net production in the basin was approximately 16,500 Mcf/d in December 2005, making us one of the largest producers in the area. As of December 31, 2005, we owned or leased over 49,000 net acres in the basin and operated almost 100% of our production there. From November 2004 to December 2005, we increased our production in the basin by 79% and expanded our acreage position there by 59%. We recently acquired 3D seismic data covering 500 square miles in the basin and have begun analyzing the data to identify additional exploration, exploitation and development opportunities on our properties. We believe this data will also help us assess acquisition opportunities in the basin.

        Willows and Grimes Fields.    The Willows and Grimes fields are located in Colusa, Glenn and Sutter Counties north of Sacramento, California. We acquired our interests in the fields in 1996 from Mobil Oil Corporation. We operate substantially all of the fields in terms of production and have an average working interest of 56%. Our combined lease position in these two areas was 17,083 net acres as of December 31, 2005.

        Natural gas production in the Grimes field is from the Forbes formation and production in the Willows field is from the Forbes and Kione formations. Depths range from 2,800 feet in the Willows field to 8,900 feet in the Grimes field. We had 105 producing wells and two injection wells in the fields as of December 31, 2005.

        At the time we acquired our interests in the Willows and Grimes fields, they were producing approximately 5,403 Mcf/d. As a result of significant exploration, exploitation and development activities in the fields since mid-2004, average net production rose to approximately 11,800 Mcf/d in December 2005. To date, we have focused primarily on the Grimes field, where we drilled 13 wells and completed 12 from June 2004 through December 2005. We plan to drill nine infill wells in the Willows field in the first quarter of 2006. We completed 41 workovers in the fields in 2005. We believe that there are significant additional opportunities for infill drilling and workovers in the fields and in surrounding areas. From October 2004 to December 2005, we acquired over 6,790 net acres in the area. We have two completion/workover rigs and one drilling rig under long term contract in the northern Sacramento basin. We have contracted for two drilling rigs and two workover rigs, which will enable us to drill over 50 new wells and complete approximately 30 workovers per year in the fields.

        Sacramento Delta Fields.    The Sacramento Delta fields are located in Solano County, approximately 60 miles southwest of Sacramento, California. We acquired our interests in these fields from Chevron in 1998. We operate the fields and have working interests ranging from approximately 42% to 100%.

        Natural gas production is primarily from the Markley, Suisun and Domengine formations, ranging in depth from 3,000 to 7,500 feet. As of December 31, 2005, we had nine producing wells in the fields. During December 2005, average net production from the fields was approximately 1,800 Mcf/d.

        We discovered a new field in the Grizzly Island area of the Sacramento Delta in October 2004. This discovery was made as a result of a 3D seismic program covering 65 square miles conducted with Occidental Petroleum. The initial well, in which we have a 44% working interest, produces from the Domengine formation. Average net production from the well averaged approximately 900 Mcf/d from April to December 2005. We acquired Occidental Petroleum's interests in the area covered by the 3D seismic program in July 2005. We believe that this acquisition will provide us with additional exploration, exploitation and development opportunities.

        Dutch Slough Field.    The Dutch Slough field is located in Contra Costa County, California. We acquired our interest in the field as a result of our acquisition of Marquez Energy in March 2005. We operate the field and have an average working interest of 50%.

        The field produces natural gas from the Hamilton, Anderson, Martinez and McCormick formations at depths ranging from 6,500 to 8,300 feet. Average net production from the field was approximately 700 Mcf/d in December 2005. As of December 31, 2005, there were five producing wells in the field. A

3D seismic survey has allowed us to identify multiple potential drilling prospects in the field. We expect to drill two new wells in the first quarter of 2006.

        Union Island Field.    The Union Island field is located in San Joaquin County, California. We acquired our interest in the field as a result of our acquisition of Marquez Energy in March 2005. We operate the field and have a 50% working interest.

        The field produces natural gas from the Winters formation at a depth of approximately 9,700 feet. As of December 31, 2005, there were five producing wells and one injection well in the field. Average net production from the field was approximately 1,500 Mcf/d in December 2005. We believe that the field has significant potential for further development through gas gathering and facilities modifications and upgrades. We have also identified eight additional infill drilling locations. We expect to begin drilling these wells in 2006. We reactivated two idle wells in the field in 2005 and plan to drill a new well in the first half of 2006.

        Arbuckle Field.    The Arbuckle field is located in Colusa County, California. We acquired the majority of our interest in the field from Petrogulf in September 2005. As of December 31, 2005, we operated 13 wells in the field and had an average working interest of 65%. The field produces from the Forbes formation at depths ranging from 4,400 to 7,200 feet. Average net production at the field during December 2005 was approximately 600 Mcf/d of natural gas. We acquired a 3D seismic database as part of our acquisition of the field and are currently in the process of reviewing the data. We believe that the field may have recompletion and infill drilling opportunities similar to those found in the Grimes field, which is nearby.

Southern California Onshore

        Beverly Hills West Field.    The Beverly Hills West field is located in Beverly Hills, California. All drilling and production operations are conducted from a 0.6 acre surface location adjacent to the campus of Beverly Hills High School. All wells were directionally drilled from the site. We acquired our interest in the field from Wainoco Oil & Gas Company in 1995. We operate the field and have a 100% working interest.

        Production at the field comes from the Wolfskill, Ogden and Hauser formations. The gravity of this production is approximately 25 degrees. As of December 31, 2005, we had 14 active producing wells and three injection wells in the field. During December 2005, average net production at the field was approximately 400 Bbl/d of oil and 300 Mcf/d of natural gas.

        Santa Clara Avenue Field.    The Santa Clara Avenue field is located in Ventura County, California. We acquired our interests in the field in 1994 and 1996 from three other operators. We operate the field and have working interests ranging from 43% to 100%.

        Production at the field comes from the Sespe formation at depths ranging from 7,500 feet to 12,000 feet. The gravity of this production ranges from 16 to 23 degrees. As of December 31, 2005, we had 19 producing wells and one injection well at the field. During December 2005, average net production at the field was approximately 200 Bbl/d of oil and 100 Mcf/d of natural gas.

Oil and Natural Gas Reserves

        The following table sets forth our net proved reserves for the dates indicated. Our reserve estimates for each of the years in the 2000 to 2003 period are based on reserve reports prepared by Ryder Scott and our reserve estimates as of December 31, 2004 and September 1, 2005 are based on reserve reports prepared by NSAI. The reserve estimates were based upon those engineers' review of production histories and other geological, economic, ownership and engineering data, some of which was provided by us. Proved reserves as of each date indicated reflect all acquisitions and dispositions completed as of that date.

	Year Ended December 31,
						Sept. 1, 2005
	2000	2001	2002	2003	2004(1)
Net proved reserves (end of period)
Oil (MBbl)
Developed	41,211	31,821	34,782	31,423	28,035	27,065
Undeveloped	25,268	25,397	21,330	15,334	11,900	11,143

Total	66,479	57,218	56,112	46,757	39,935	38,208
Natural gas (MMcf)
Developed	75,908	53,848	53,687	51,112	49,418	66,468
Undeveloped	25,123	20,662	19,741	15,473	20,458	22,112

Total	101,031	74,510	73,428	66,585	69,876	88,580
Total proved reserves (MBOE)	83,317	69,636	68,350	57,855	51,581	52,971

(1)
Does not include reserves of Marquez Energy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

        As of September 1, 2005, our proved reserves totaled 52,971 MBOE (72.0% proved developed), comprised of 38,208 MBbl of oil (72.1% of the total) and 88,580 MMcf of natural gas, and had an estimated proved reserves to production ratio of 12.6 years.

        Proved reserves are estimates of oil and natural gas to be recovered in the future. Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs, or from existing wells where relatively major expenditure is required for completion.

        Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas will likely be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different, and may differ materially, from the quantities of oil and natural gas that are ultimately recovered.

        Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The present value shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to the timing of future production that may prove to be inaccurate. For properties that we operate, expenses exclude our share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including, among other things, general and administrative costs, interest expense and income taxes.

Production, Prices and Costs

        The following table sets forth certain information regarding our historical average net production volumes, average sales prices realized and certain expenses associated with sales of oil and natural gas for the periods indicated. We urge you to read this information in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004(1)	2004	2005(1)
Production Volume:
Natural gas (MMcf)	8,572	8,685	7,174	5,607	5,826	4,081	5,652
Oil (MBbls)	3,264	3,161	3,225	3,114	3,101	2,306	2,215
MBOE	4,693	4,609	4,421	4,049	4,072	2,986	3,157
Daily Average Production Volume
Natural gas (Mcf/d)	23,420	23,795	19,655	15,362	15,918	14,894	20,705
Oil (Bbl/d)	8,918	8,661	8,836	8,532	8,472	8,416	8,114
BOE/d	12,822	12,627	12,112	11,092	11,125	10,898	11,565
Oil Price per Bbl Produced (in dollars)
Realized price before hedging loss	$24.96	$21.08	$21.30	$26.29	$34.69	$33.32	$44.09
Realized hedging loss	$(7.52)	$(0.44)	$(1.51)	$(2.39)	$(5.47)	$(4.53)	$(6.85)
Net realized	$17.44	$20.64	$19.79	$23.90	$29.22	$28.79	$37.24
Natural Gas Price per Mcf (in dollars)
Realized price before hedging loss	$4.67	$8.01	$3.09	$5.06	$5.77	$5.56	$6.58
Realized hedging loss	$(0.45)	$(0.36)	$(0.38)	$(0.50)	$(0.11)	$(0.16)	$(0.04)
Net realized	$4.22	$7.65	$2.71	$4.56	$5.66	$5.40	$6.54
Average Sale Price per BOE	$19.95	$28.69	$18.81	$24.69	$30.42	$29.83	$37.34
Expense per BOE
Production expenses(2)	$9.03	$11.54	$9.80	$11.27	$12.17	$11.82	$12.05
Transportation expenses	$0.34	$0.43	$0.41	$0.31	$0.36	$0.74	$0.53
Depreciation, depletion, amortization and impairment	$2.95	$3.96	$4.44	$3.99	$4.05	$3.68	$4.79
General and administrative expense(3)	$2.06	$2.64	$3.62	$2.87	$2.77	$2.91	$3.37
Interest expense, net(3)	$1.46	$0.80	$0.53	$0.52	$0.56	$0.36	$3.22

(1)
Amounts shown include Marquez Energy from July 1, 2004. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

(2)
Production expenses are comprised of oil and natural gas production expenses and production taxes.

(3)
Net of amounts capitalized.

Drilling Activity

        The following table sets forth information with respect to development and exploration wells we drilled from January 1, 2000 through December 31, 2005 (including Marquez Energy from the time we acquired it in March 2005). The number of gross wells is the total number of wells we participated in, regardless of our ownership interest in the wells. Fluid injection wells for waterflood and other enhanced recovery projects are not included as gross wells. The number of net wells is the sum of fractional working interests we own in our gross wells expressed as whole numbers and fractions thereof. A producing well is a well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well. A dry well is not a producing well.

	Development Wells Drilled
	2000	2001	2002	2003	2004	2005
Producing
Gross	1.0	27.0	8.0	1.0	4.0	18.0
Net	1.0	20.4	5.4	0.2	3.8	9.6
Dry
Gross	0	4.0	0	0	0	1.0
Net	0	3.5	0	0	0	0.2
	Exploration Wells Drilled
	2000	2001	2002	2003	2004	2005
Producing
Gross	2.0	1.0	2.0	0	1.0	3.0
Net	0.8	0.4	0.9	0	0.4	1.3
Dry
Gross	3.0	1.0	0	0	0	3.0
Net	1.4	0.4	0	0	0	2.2

        The information above should not be considered indicative of future drilling performance, nor should it be assumed that there is any correlation between the number of productive wells drilled and the amount of oil and natural gas that may ultimately be recovered.

Oil and Natural Gas Wells

        The following table details our working interests in producing wells as of December 31, 2005. Well counts include wells with multiple completions. Wells are classified as oil or natural gas wells according to the predominant production stream.

	Gross producing wells	Net producing wells	Average working interest
Oil	151	85.0	56.3%
Natural gas	145	103.5	71.4%
Total	296	188.5	63.7%

Acreage

        The following table summarizes our developed and undeveloped leasehold acreage as of December 31, 2005. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage held under lease, permit, contract or option that is not assigned to a producing well, including leasehold interests identified for exploratory drilling. Gross acres refers to the total number of acres in which we own a working interest. Net acres refers to gross acres multiplied by our fractional working interest. We have excluded acreage in which our interest is limited to a royalty or overriding royalty interest.

	Developed		Undeveloped(1)		Total
Area
	Gross	Net	Gross	Net	Gross	Net
California Offshore
South Ellwood	1,543	1,543	6,174	6,174	7,717	7,717
Santa Clara Federal Unit	8,640	8,640	25,920	23,040	34,560	31,680
Dos Cuadras	881	219	4,994	1,241	5,875	1,460
Paredon(2)	0	0	5,812	4,096	5,812	4,096
Sacramento Basin	23,179	17,702	37,785	31,823	60,694	49,525
Southern California Onshore	1,722	1,340	3,251	3,249	4,973	4,589

Total	35,965	29,444	83,936	69,623	119,901	99,067

(1)
Ninety percent of our undeveloped leasehold acreage is, by the terms of the applicable lease(s), held by production from the other producing wells and is not subject to expiry unless production ceases. The Paredon leases, totaling a net 4,095 acres, are subject to expiry in 2013 and 2014.

(2)
Paredon is a non-producing prospect and there are no proved reserves associated with the property.

Legal Proceedings

        In the ordinary course of our business, we are named, from time to time, as a defendant in various legal proceedings. We maintain liability insurance and believe that our coverage is reasonable in view of the legal risks to which our business is ordinarily subject.

Beverly Hills Litigation

        Between June 2003 and April 2005, six lawsuits were filed against us and certain other energy companies in the Los Angeles County Superior Court by persons who attended Beverly Hills High School or who are citizens of Beverly Hills/Century City or visitors to that area during the time period running from the 1930s to date. There are approximately 1,000 plaintiffs (including plaintiffs in two related lawsuits in which we have not been named) who claim to be suffering from various forms of cancer or other illnesses, fear they may suffer from such maladies in the future, or are related to persons who have suffered from cancer or other illnesses. Plaintiffs allege that exposure to substances in the air, soil and water that originated from either oil-field or other operations in the area are the cause of the cancers and other maladies. We have owned an oil and natural gas facility adjacent to the school since 1995. For the majority of the plaintiffs, their alleged exposures occurred before we owned the facility. It is anticipated that additional plaintiffs may be added to the litigation over time. All cases have been consolidated before one judge. The judge has ordered that all of the cases be stayed except for an initial trial group consisting of twelve "representative" plaintiffs. Discovery relating to the initial trial group is ongoing, with a trial set for October 2006. We believe that the claims made in the suits are without merit, but we cannot predict the outcome of the suits. We are vigorously defending the actions, and will continue to do so until they are resolved. We also have defense and indemnity obligations to certain other defendants in the actions. We cannot predict the cost of defense and indemnity obligations at the present time.

        One of our insurers is currently paying for the defense of these lawsuits under a reservation of its rights. Two other insurers that provided insurance coverage to us (the "Declining Insurers") have taken the position that they are not required to provide coverage for losses arising out of, or to defend against, the lawsuits because of a pollution exclusion contained in their policies. The Beverly Hills School District (the "District"), as an additional insured on those policies, brought a declaratory relief action against those insurers in Los Angeles County Superior Court. In November 2005, the court ruled in favor of the insurers. The District is appealing that decision. On February 10, 2006, we filed our own declaratory relief action against the Declining Insurers in Santa Barbara County Superior Court seeking a determination that those insurers have a duty to defend us in the lawsuits. The policy issued by the insurer that is currently providing defense of the lawsuits contains a pollution exclusion similar to that at issue in the actions brought against the Declining Insurers. However, we have no reason to believe that the insurer currently providing defense of these actions will cease providing such defense. If it does, and we are unsuccessful in enforcing our rights in any subsequent litigation, we may be required to bear the costs of the defense, and those costs may be material. If it is ultimately determined that the pollution exclusion or another exclusion contained in one or more of our policies applies, we will not have the protection of those policies with respect to any damages or settlement costs ultimately incurred in the lawsuits.

        In accordance with SFAS No. 5, Accounting for Contingencies, we have not accrued for a loss contingency relating to the Beverly Hills litigation because we believe that, although unfavorable outcomes in the proceedings may be reasonably possible, we do not consider them to be probable or reasonably estimable. If one or more of these matters are resolved in a manner adverse to us, and if insurance coverage is determined to not be applicable, their impact on our results of operations, financial position and/or liquidity could be material.

Personal Injury Claim

        In August 2004, a 14-year-old boy fell from a bluff in Carpinteria, California. The property on which the accident occurred is jointly owned by us and another company. The boy sustained serious head injuries, including the loss of sight in one eye, impaired vision in the other eye and brain damage. We have received a letter from counsel for the boy asserting that we are responsible for the boy's injuries and that the boy is entitled to damages, including reimbursement of past medical expenses, future expenses, loss of earning capacity and general damages totaling between $10 million and $21 million. We believe that we have no liability in connection with the accident.

Regulatory Environment

        Our oil and natural gas exploration, production and transportation activities are subject to extensive regulation at the federal, state and local levels. These regulations relate to, among other things, environmental and land use matters, conservation, safety, pipeline use, the drilling and spacing of wells, well stimulation, transportation, and forced pooling and protection of correlative rights among interest owners. The following is a summary discussion of some key regulations that affect our operations.

Environmental and Land Use Regulation

        A wide variety of environmental and land use regulations apply to companies engaged in the production and sale of oil and natural gas. These regulations have been changed frequently in the past, and in general, these changes have imposed more stringent requirements that increase operating costs and/or require capital expenditures in order to remain in compliance. We believe that our business operations are in substantial compliance with current laws and regulations. Failure to comply with these requirements can result in civil and/or criminal fines and liability for non-compliance, clean-up costs and other environmental damages. It is also possible that unanticipated developments or changes in law could require us to make environmental expenditures significantly greater than those we currently expect.

        California Environmental Quality Act ("CEQA").    CEQA is California legislation that requires consideration of the environmental impacts of proposed actions that may have a significant effect on the environment. CEQA requires the responsible governmental agency to prepare an environmental impact report that is made available for public comment. The responsible agency is also required to consider mitigation measures. The party requesting agency action bears the expense of the report.

        We are currently in the CEQA process in connection with, among other things, our requested renewal of the state lease for the marine terminal at the South Ellwood field. At present, we anticipate that a public draft of the environmental impact report relating to the request will be issued in the near future for a 45-day comment period. At the conclusion of that period, the report will be amended in view of those comments and a final report will be issued for another 30 to 45 day public comment period. The report and request for lease renewal will then be considered by the California State Lands Commission.

        We may be required to undergo the CEQA process for other lease renewals and other proposed actions by state and local governmental authorities that meet specified criteria. At a minimum, the CEQA process delays, and adds expense to, the process of obtaining new leases, permits and lease renewals.

        Discharges to Waters.    The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), and comparable state statutes impose restrictions and controls on the discharge of produced waters and other oil and natural gas wastes into regulated waters and wetlands. These controls have generally become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. These laws prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and other substances related to the oil and natural gas industry into onshore, coastal and offshore waters without appropriate permits.

        The Clean Water Act also regulates stormwater discharges from industrial properties and construction activities and requires separate permits and implementation of a stormwater management plan establishing best management practices, training, and periodic monitoring with respect to covered activities. Certain operations are also required to develop and implement "Spill Prevention, Control, and Countermeasure" plans or facility response plans to address potential oil spills. Certain exemptions from some Clean Water Act requirements have recently been broadened pursuant to the Energy Policy Act of 2005.

        The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges of oil, hazardous substances and other pollutants. It also imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into regulated waters.

        Oil Spill Regulations.    The Oil Pollution Act of 1990, as amended ("OPA"), amends and augments the provisions of the Clean Water Act relating to oil spills, imposing potentially unlimited liability on responsible parties, without regard to fault, for the costs of cleanup and other damages resulting from an oil spill in U.S. waters. Responsible parties include (i) owners and operators of onshore facilities and pipelines and (ii) lessees or permittees of offshore facilities. In addition, the OPA requires parties responsible for offshore facilities to provide financial assurance in the amount of $35 million, which can be increased to $150 million in some circumstances, to cover potential OPA liabilities.

        Regulations imposed by the Minerals Management Service ("MMS") also require oil spill response plans and oil spill financial assurance from offshore oil and natural gas operations, whether operating in state or federal offshore waters. These regulations were designed to be consistent with the OPA and other similar requirements. Under MMS regulations, operators must join a cooperative that makes oil spill equipment available to its members. The California Department of Fish and Game, Office of Oil Spill Prevention and Response ("OSPR") has adopted overlapping oil spill prevention regulations. We have complied with these OPA, MMS and OSPR requirements by adopting an offshore oil spill contingency plan and becoming a member of Clean Seas, LLC, a cooperative entity operated with other offshore operators to prevent and respond to oil spills in the offshore region in which we operate.

        Air Emissions.    Our operations are subject to local, state and federal regulations governing emissions of air pollution. Local air quality districts are responsible for much of the regulation of sources of air pollutants in California. California requires new and modified sources of air pollutants to obtain permits prior to commencing construction. Major sources of air pollutants are subject to more stringent, federally-imposed permitting requirements. Because of the severity of the ozone (smog) problems in portions of California, the state has the most severe restrictions on the emissions of volatile organic compounds ("VOCs") and nitrogen oxides ("NOx") of any state. Producing wells, natural gas plants and electric generating facilities all generate VOCs and NOx. Some of our producing wells are in counties that are designated as nonattainment for ozone and are therefore potentially subject to restrictive emission limitations and permitting requirements. California also operates a stringent program to control hazardous (toxic) air pollutants, and this program could result in the required installation of additional controls. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources. Air emissions from oil and natural gas operations also are regulated by oil and natural gas permitting agencies, including the MMS, the State Lands Commission and other local agencies.

        Waste Disposal.    We currently own or lease a number of properties that have been used for production of oil and natural gas for many years. Although we believe the prior owners and/or operators of those properties utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties that we currently own or lease. State and federal laws applicable to oil and natural gas wastes and properties have become more stringent. Under new laws, we could be required to remediate property, including groundwater, containing or impacted by previously disposed wastes (including wastes disposed of or released by prior owners or operators) or to perform remedial plugging operations to prevent future, or mitigate existing, contamination.

        We may generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, although certain oil and natural gas exploration and production wastes currently are exempt from regulation under RCRA. The EPA has limited the disposal options for certain wastes that are designated as hazardous under RCRA ("hazardous wastes"). Furthermore, it is possible that certain wastes generated by our oil and natural gas operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to more rigorous and costly operating, disposal and clean-up requirements. State and federal oil and natural gas regulations also provide guidelines for the storage and disposal of solid wastes resulting from the production of oil and natural gas, both onshore and offshore.

        Superfund.    Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statutes, responsibility for the entire cost of cleanup of a contaminated site, as well as natural resource damages, can be imposed upon any current or former site owners or operators, or upon any party who discharged one or more designated substances ("hazardous substances") at the site, regardless of the lawfulness of the original activities that led to the contamination. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. Although CERCLA generally exempts petroleum from the definition of hazardous substances, in the course of our operations we may have generated and may generate wastes that fall within CERCLA's definition of hazardous substances. We may also be an owner or operator of facilities at which hazardous substances have been released by previous owners or operators. We may be responsible under CERCLA for all or part of the costs of cleaning up facilities at which such substances have been released and for natural resource damages. We have not, to our knowledge, been identified as a potentially responsible party under CERCLA, nor are we aware of any prior owners or operators of our properties that have been so identified with respect to their ownership or operation of those properties.

        Abandonment, Decommissioning and Remediation Requirements.    Federal, state and local regulations provide detailed requirements for the abandonment of wells, closure or decommissioning of production and transportation facilities and the environmental restoration of operations sites. MMS regulations, coupled with applicable lease and permit requirements and each property's specific development and production plan, prescribe the requirements for decommissioning our federally leased offshore facilities. The California State Lands Commission ("CSLC") and the California Department of Conservation, Division of Oil, Gas and Geothermal Resources ("DOGGR") are the principal state agencies responsible for regulating the drilling, operation, maintenance and abandonment of all oil and natural gas wells in the state, whether onshore or offshore. MMS regulations require federal leaseholders to post performance bonds. See "—Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations—Plugging and Abandonment Costs" for a discussion of our principal obligations relating to the abandonment and decommissioning of our facilities.

        California Coastal Act.    The California Coastal Act regulates the conservation and development of California's coastal resources. The California Coastal Commission (the "Coastal Commission") works with local government to make permit decisions for new developments in certain coastal areas and reviews local coastal programs, such as land use restrictions. The Coastal Commission also works with the California State Office of Oil Spill Prevention and Response to protect against and respond to coastal oil spills. The Coastal Commission has direct regulatory authority over offshore oil and natural gas development within the state's three mile jurisdiction and has authority, through the Federal Coastal Zone Management Act, over federally permitted projects that affect the state's coastal zone resources. We conduct activities that may be subject to the California Coastal Act and the jurisdiction of the Coastal Commission.

        California "Ocean Action Plan."    In mid-October 2004, Governor Schwarzenegger announced an "Ocean Action Plan" for protecting the ocean and shoreline of California. One element of the plan is to eliminate adverse impacts of offshore oil and natural gas development. A panel has been formed to address the details of the plan over the next two years. The oil industry is represented on the panel and we are included in that representation. Based on the details of the plan known to date, we do not expect the plan to have a material effect on our existing or currently planned future operations; however, the ultimate terms of the plan and its potential impact on us, if any, are not known.

Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations

        Significant potential costs relating to environmental and land use regulations associated with our existing properties and operations include those relating to (i) plugging and abandonment of facilities, (ii) clean-up costs and damages due to spills or other releases and (iii) civil penalties imposed for spills, releases or non-compliance with applicable laws and regulations. As is customary in the oil and natural gas industry, we typically have contractually assumed, and may assume in the future, regulatory obligations relating to plugging and abandonment, clean-up and other environmental costs in connection with our acquisition of operating interests in fields, and these costs can be significant.

        Plugging and Abandonment Costs.    Our operations, and in particular our offshore platforms and related facilities, are subject to stringent abandonment and closure requirements imposed by the MMS and the state of California. With respect to the Santa Clara Federal Unit, Chevron retained most of the abandonment obligations relating to the platforms and facilities when it sold the fields to us in 1999. We are responsible for abandonment costs relating to the wells and to any expansions or modifications we made following our acquisition of the fields. We also agreed to assume from Chevron all abandonment obligations associated with its 25% interest in the infrastructure (but not the wells) in the Dos Cuadras field. We agreed to assume all of the abandonment costs relating to the operations, including platform Holly, in the South Ellwood field when we purchased it from Mobil Oil Corporation in 1997.

        Pursuant to the terms of the purchase and sale agreement relating to Big Mineral Creek, BlackWell has waived any claim against us relating to any adverse environmental condition at the field. In addition, BlackWell has expressly assumed responsibility for plugging and abandonment costs associated with the field. We have agreed to indemnify BlackWell for any liability associated with the off-site disposal of hazardous wastes that were intentionally removed from the field and deposited elsewhere during our period of ownership. To our knowledge, no such disposals occurred.

        As described in notes 13 and 14 to our financial statements, we have estimated the present value of our aggregate asset retirement obligations to be $23.4 million as of December 31, 2004 and $24.7 million as of September 30, 2005. These figures reflect the expected future costs associated with site reclamation, facilities dismantlement and plugging and abandonment of wells. The discount rates used to calculate the present value varied depending on the estimated timing of the obligation, but typically ranged between 6% and 8%. Actual costs may exceed our estimates. Our financial statements do not reflect any reserves relating to other environmental obligations.

        Under a variety of applicable laws and regulations, including CERCLA, RCRA and MMS regulations, we could in some circumstances be held responsible for abandonment and clean-up costs relating to our operations, both onshore and offshore, notwithstanding contractual arrangements that assign responsibility for those costs to other parties.

        Clean-up Costs.    We currently have two onshore facilities with known environmental contamination. Our onshore facility at the South Ellwood field is known to have hydrocarbon contamination. We are currently required to provide quarterly monitoring reports to the county. Because oil occurs naturally in the area, regulators have not yet determined the appropriate level of clean-up for this facility. We expect that we will generally be permitted to defer remedial actions with respect to the facility until we cease operations there, and our present intention is to continue using it for the foreseeable future. We currently estimate that the cost of a clean-up of the facility will be between $2.0 and $5.0 million. These costs are included in the asset retirement obligation shown in our financial statements. For the purpose of calculating the asset retirement obligation, we estimated that the facility has a remaining useful life of 20 years. The onshore oil and natural gas plant associated with the Santa Clara Federal Unit is also known to have hydrocarbon contamination. Chevron is contractually obligated to remediate the contamination that was present at the time we purchased the property upon the closure of that facility. We will be responsible for the clean-up of any additional contamination. To our knowledge, no such additional contamination has occurred. Accordingly, we do not currently expect to incur any remediation costs in connection with this facility.

        Penalties for Non-Compliance.    We believe that our operations are in material compliance with all applicable oil and natural gas, safety, environmental and land use laws and regulations, and we work diligently to ensure continuing compliance. However, from time to time we receive notices of noncompliance with Clean Air Act and other requirements from relevant regulatory agencies.

        We received an Order of Abatement from the Santa Barbara County Air Pollution Control District ("SBCAPCD") in 1999 regarding odor complaints and hydrogen sulfide (H2S) emissions from our operations in the South Ellwood field. That order required us to implement various odor prevention measures, conduct safety audits, adopt a quality assurance plan and take certain other actions. The requirements set forth in the order have been or are being satisfied. Since 2001, we have received several Notices of Violation ("NOVs") from SBCAPCD for minor air quality violations at the South Ellwood field, but those NOVs have been or are expected to be resolved for minimal civil penalties. SBCAPCD's air quality regulations are among the most stringent in the country. We believe that our working relationship with SBCAPCD is generally good.

        We have received several NOVs related to air emissions from our Beverly Hills operations from the South Coast Air Quality Management District ("SCAQMD"). These NOVs were resolved pursuant to a settlement agreement reached in October 2003. In June 2004, SCAQMD issued an additional NOV to us for fugitive natural gas emissions from wellhead components following an unplanned, automated electrical shutdown at the Beverly Hills field. That NOV remains unresolved, but we expect the matter to be resolved without a major financial penalty or other material impact. A June 2004 Air Toxics Inventory Report and Health Risk Assessment conducted by us and submitted to SCAQMD for the Beverly Hills facilities concluded that the air emissions from these operations do not exceed applicable risk or action levels and are typical of the ambient air in the Los Angeles air basin.

        On November 18, 2004, there was a natural gas and oil release from a wellhead on platform Gail. Our investigation of this release has been completed and the U.S. Coast Guard and the MMS have indicated that they are satisfied with our response. The MMS issued two NOVs that require us to take certain minor remedial actions. The Coast Guard has indicated that it will not impose any financial penalty on us with respect to the release.

        On February 24, 2005, a minor release of water containing some oil occurred from our Beverly Hills facility. The release was contained quickly, but a small amount of water and oil sprayed off-site. We notified the appropriate agencies following the release. We do not expect that significant financial or other penalties will be assessed with respect to the release.

        In 2005, we received a total of 13 NOVs from applicable regulatory agencies, including those described above. Of this total, ten have been resolved without significant financial or other penalties, and we do not expect to incur significant penalties with respect to those that remain outstanding.

Other Regulation

        The pipelines we use to gather and transport our oil and natural gas are subject to regulation by the U.S. Department of Transportation ("DOT") under the Hazardous Liquids Pipeline Safety Act of 1979, as amended ("HLPSA"), and the Pipeline Safety Act of 1992 ("Pipeline Safety Act"), which relate to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Under the Pipeline Safety Act, the Research and Special Programs Administration of DOT is authorized to require certain pipeline modifications as well as operational and maintenance changes. We believe our pipelines are in substantial compliance with HLPSA and the Pipeline Safety Act. Nonetheless, significant expenses could be incurred if new or additional safety requirements are implemented.

        The rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines are regulated by the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Act, as well as the Natural Gas Policy Act. Since 1985, FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to natural gas buyers and sellers on an open-access, non-discriminatory basis.

        The rates, terms, and conditions applicable to the interstate transportation of oil by pipelines are also regulated by FERC under the Interstate Commerce Act. FERC has implemented a simplified and generally applicable ratemaking methodology for interstate oil pipelines to fulfill the requirements of Title VIII of the Energy Policy Act of 1992, comprised of an indexing system to establish ceilings on interstate oil pipeline rates. FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000 concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC's pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.

        With respect to transportation of natural gas on the Outer Continental Shelf ("OCS"), FERC requires, as a part of its regulation under the Outer Continental Shelf Lands Act ("OCSLA"), that all pipelines provide open and non-discriminatory access to both owner and non-owner shippers.

        Our OCS leases in federal waters are administered by the MMS and require compliance with detailed MMS regulations and orders. Under certain circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition and operations.

        Our offshore leases in state waters or "tidelands" (within three miles of the coastline) are administered by the state of California and require compliance with certain regulations of the CLSC and DOGGR. The CSLC serves as the lessor of our state offshore leases and is charged with overseeing leasing, exploration, development and environmental protection of the state tidelands.

        Commencing with the Cunningham-Shell Act of 1955, California has enacted several pieces of legislation that withhold state tidelands from oil and natural gas leasing. The Cunningham-Shell Act protected an area of tidelands offshore Santa Barbara County that stretches west from Summerland Bay to Coal Oil Point, and included waters offshore the unincorporated area of Montecito, the City of Santa Barbara, and the University of California at Santa Barbara. It also protected the state tidelands around the islands of Anacapa, Santa Cruz, Santa Rosa, and San Miguel. In 1994, California enacted the California Sanctuary Act which, with three exceptions, prohibits leasing of any state tidelands for oil and natural gas development. Oil and natural gas leases in effect as of January 1, 1995 are unaffected by this legislation until such leases revert back to the state, at which time they will become part of the California Coastal Sanctuary. This legislation does not restrict our existing state offshore leases or our current or planned future operations.

        The safety of our operations is primarily regulated by the MMS, the CSLC, the Coast Guard and the Occupational Safety and Health Administration ("OSHA"). We believe our facilities and operations are in substantial compliance with the applicable requirements of those agencies. In the event different or additional safety measures are required in the future, we could incur significant expenses to meet those requirements.

Operating Hazards and Insurance

        The oil and natural gas business involves a variety of operating risks, such as those described under "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry—Our Business Involves Significant Operating Risks." In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

Title to Properties

        We believe that we have satisfactory title to all of our material assets. Although title to our properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or will materially interfere with our use in the operation of our business. In addition, our credit agreement is secured by a first priority lien on substantially all of our oil and natural gas properties and other assets. In addition, we believe that we have obtained sufficient right-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

Marketing and Major Customers

        Markets for oil and natural gas are volatile and are subject to wide fluctuations depending on numerous factors beyond our control, including seasonality, economic conditions, foreign imports, political conditions in other energy producing countries, OPEC market actions, and domestic government regulations and policies. All of our oil production is sold to competing buyers, including large oil refining companies and independent marketers. In the year ended December 31, 2004, approximately 63% and 37% of our oil production was sold to ConocoPhillips and Shell Trading (US) Co., respectively, pursuant to agreements with pricing based on the NYMEX WTI price minus a fixed differential and/or California posted prices plus fixed premiums. In the nine-month period ended September 30, 2005, approximately 70% and 30% of our oil production was sold to ConocoPhillips and Shell Trading (US) Co., respectively.

        In California, we sell over 90% of our natural gas production to large marketing companies pursuant to long term agreements using a combination of monthly index pricing and daily pricing. In the year ended December 31, 2004, we sold 48%, 34% and 9% of our California natural gas production to Enserco Energy, Inc., Chevron and Occidental Energy, respectively. In the nine-month period ended September 30, 2005, we sold 56%, 25% and 7% of our California natural gas production to Enserco Energy, Inc., Chevron and ConocoPhillips, respectively.

Competition

        The oil and natural gas business is highly competitive in the search for and acquisition of additional reserves and in the sale of oil and natural gas. Our competitors include major and intermediate sized integrated oil and natural gas companies, independent oil and natural gas companies and individual producers and operators such as Plains Exploration and Production Company, Berry Petroleum Company and BreitBurn Energy, a division of Provident Energy Trust. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop our properties. These competitors may be able to pay more for properties and may be able to define, evaluate, bid for and purchase a greater number of properties than we can. Ultimately, our future success will depend on our ability to develop or acquire additional reserves at costs that allow us to remain competitive.

Employees

        As of December 31, 2005, we had approximately 187 full-time employees, none of whom were party to collective bargaining arrangements.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to our directors and executive officers as of February 1, 2006.

Name	Age	Position
Timothy Marquez	47	Chairman and Chief Executive Officer
William Schneider	44	President
David B. Christofferson	57	Chief Financial Officer
Mark DePuy	50	Senior Vice President, Chief Operating Officer
Roger K. Hamson	48	Vice President, Operations Coastal California
Terry L. Anderson	58	General Counsel and Secretary
Douglas J. Griggs	46	Chief Accounting Officer
Gregory Schrage	49	Vice President, Asset Development
Michael G. Edwards	47	Vice President, Government and Public Affairs
J. Timothy Brittan(1)	51	Director
J.C. "Mac" McFarland(2)(3)	59	Director
Ed O'Donnell(1)	52	Director
Eloy Ortega(1)(3)	55	Director
Joel L. Reed(2)(3)	55	Director
Glen C. Warren, Jr.(2)	49	Director

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

(3)
Member of the corporate governance/nominating committee.

        Timothy Marquez co-founded Venoco in September 1992 and served as our CEO from our formation until June 2002. He founded Marquez Energy in 2002 and served as its CEO until we acquired it in March 2005. Mr. Marquez returned as our Chairman, CEO and President in June 2004. See "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions." Mr. Marquez has a degree in petroleum engineering from the Colorado School of Mines. Mr. Marquez began his career with Unocal Corporation, where he worked for 13 years managing assets offshore California and in the North Sea and performing other managerial and engineering functions.

        William Schneider became our President in January 2005. Prior to joining us, Mr. Schneider was a managing director at Harris Nesbitt, an investment bank, where he focused on mergers and acquisitions in the energy industry. He joined Harris Nesbitt in February 2001. From January 1998 to January 2001, he worked in the Energy Investment Banking division of Donaldson, Lufkin & Jenrette. Mr. Schneider's experience also includes service in Smith Barney's Energy Investment Banking division. Before entering investment banking, Mr. Schneider held a variety of engineering and corporate positions at Unocal for over 12 years. Mr. Schneider holds an M.B.A. in Finance from U.C.L.A. and a B.S. in Petroleum Engineering from the Colorado School of Mines.

        David B. Christofferson became our CFO in November 2004. Mr. Christofferson was CFO of Marquez Energy from November 2002 until joining our company in his current capacity. Prior to joining Marquez Energy, Mr. Christofferson served as General Counsel and CFO of Esenjay Exploration, Inc. (f/k/a Frontier Natural Gas Corporation), a NASDAQ-listed company, from 1988 until May 2002. Between May and November 2002, he was a private consultant. Mr. Christofferson holds

B.A. and J.D. degrees from the University of Oklahoma and a Master of Divinity degree from Phillips University (now a part of the University of Tulsa).

        Mark DePuy became our Vice President, Northern Assets, in August 2005 and was promoted to Senior Vice President and Chief Operating Officer in January 2006. Prior to joining us, he spent 27 years with Unocal in a variety of domestic and international operating and business planning roles, most recently as a corporate planning manager for worldwide operations. With Unocal, Mr. DePuy spent 13 years working on operations onshore and offshore coastal California. He has an M.B.A. from U.C.L.A. and a degree in petroleum engineering from the Colorado School of Mines.

        Roger K. Hamson joined us in February 2001 as an offshore facilities engineer, was promoted to asset manager in August 2003 and to Vice President, Southern Assets, in June 2004. He became Vice President, Operations Coastal California in January 2006. His current role involves overseeing operations offshore and onshore California. Mr. Hamson has a degree in petroleum engineering from Montana Tech. Prior to joining us in 2001, Mr. Hamson spent 19 years with Unocal, where he was, most recently, engineering manager from 1996 to November 2000.

        Terry L. Anderson is our General Counsel and Secretary. Mr. Anderson joined us in March 1998 and served as General Counsel until June 2002. From July 2002 to August 2004, Mr. Anderson was in private practice in Santa Barbara, California. He returned in his current capacities in August 2004. Mr. Anderson holds a degree in petroleum engineering and a J.D. from the University of Southern California. Mr. Anderson was Vice President and General Counsel of Monterey Resources, Inc., a NYSE-listed company, from August 1996 to January 1998. Prior to that, he was chief transactional attorney for Santa Fe Energy Resources in Houston, Texas. Mr. Anderson is licensed to practice law in Texas and California.

        Douglas J. Griggs was appointed as our Chief Accounting Officer in January 2006. Mr. Griggs is a certified public accountant with twenty-five years of accounting and financial management experience, including 13 years with Ernst & Young LLP. From January 2003 through December 2005, he was an independent consultant in the areas of finance, accounting, project management and Sarbanes-Oxley compliance. From 1997 to December 2002, he served as Chief Financial Officer for Engineered Data Products, Inc. Mr. Griggs has an accounting degree from the University of Northern Iowa.

        Gregory B. Schrage joined us in 1998 and served in various management and engineering positions until his promotion in June 2004 to Vice President, Northern Assets, overseeing properties onshore and offshore California and in Texas. He became Vice President, Asset Development, in August 2005. Mr. Schrage earned a degree in mechanical engineering from California Polytechnic State University and an M.B.A. from Pepperdine University. Mr. Schrage's prior experience includes 11 years at Texaco and eight years at Unocal, where he performed engineering and management functions relating to the drilling and development of offshore and onshore fields.

        Michael G. Edwards joined us in 1994 as manager of lands. He was promoted to Vice President of Land in 1997 and in March 2001 became Vice President, Government and Public Affairs. Mr. Edwards has a degree in business from Colorado State University. He earned a J.D. from the Santa Barbara College of Law in 2000 and is licensed to practice law in California.

        J. Timothy Brittan has been a director of Venoco since May 2003 and has 25 years experience in the oil and natural gas industry. He has served as the President of Infinity Oil & Gas, Inc., an exploration and production company, since July 1989. Mr. Brittan attended the Colorado School of Mines.

        J.C. "Mac" McFarland has been a director of Venoco since June 2004. He has 28 years of experience in the oil and natural gas industry with McFarland Energy, Inc., a NASDAQ-listed company, where he was CEO from 1991 until its sale in 1997. Since 1997, he has been a consultant with McFarland Advisers, Inc. He served on the boards of NYSE-listed Huntway Refining from 1988 to

2001 and privately-held Gotland Oil, Inc. from 2000 to 2001. He was President of the California Independent Petroleum Association from 1996 to 1998. Mr. McFarland earned a degree in finance and accounting from the University of California at Berkeley and is a certified public accountant.

        Ed O'Donnell has been a director of Venoco since June 2004. He was also a member of our board of directors from May 2001 to December 2002, and from May 2003 to August 2003. In addition, from 1997 to March 2001, he served as Vice President and, from April 2001 to June 2002, as the President of our domestic division. He took a sabbatical from July 2002 to March 2003, and was an independent small business consultant from April 2003 to July 2004. Since June 2004, he has served as Executive Director and General Manager of Old Mission Santa Barbara, a non-profit organization. He also provides consulting services to us on a part-time basis. He has 20 years of experience with Unocal, including as Asset Manager. Mr. O'Donnell holds a B.S. in petroleum engineering from Montana Tech, an M.S. in petroleum engineering from the University of Southern California and an M.B.A. from Pepperdine University.

        Eloy Ortega has been a director of Venoco since June 2004. He is the President and CEO of One America Business Bank, a Los Angeles-based bank currently in its formation stage. He was President and CEO of Business First National Bank in Santa Barbara, California from October 1999 until September 2005. From 1998 until 1999, Mr. Ortega served as President and CEO of City Commerce Bank. He has over 30 years of experience in the banking industry and has a degree in finance from New Mexico State University.

        Joel L. Reed has been a director of Venoco since August 2005. He previously served as a director of Venoco from September 1998 to March 2002. Starting in 1994, Mr. Reed was a partner of a predecessor entity of, and later co-founded, Relational Group, an investment banking firm that included Relational Investors and Relational Advisors. In late 2005, Relational Advisors separated from Relational Group and became RA Capital Advisors, a member of RA Capital Group. Mr. Reed currently serves as RA Capital Group's lead principal. He is also a founder of Titan Investment Partners, a private equity firm. Mr. Reed was the president and CEO of Wagner & Brown Ltd. of Midland, Texas, a privately owned group of companies engaged in energy, real estate, manufacturing, agribusiness and investment services, from 1984 to 1994. From 1981 to 1984, Mr. Reed was a member of the founding group of Ensource, Inc., a NYSE-listed company, as well as its controller and CFO. A graduate of Oklahoma State University, Mr. Reed holds bachelor's and master's degrees in accounting and is a certified public accountant.

        Glen C. Warren, Jr. has been a director of Venoco since June 2004 and has more than 22 years experience in the oil and natural gas industry. He is the President, CFO and a director of Antero Resources Corporation, where he has served in those capacities since June 2002. From November 2001 until June 2002, he was a Managing Director with Concert Energy Advisors. From July 1998 until February 2001, he served as the Executive Vice President and CFO, and as a director, of Pennaco Energy. He took a sabbatical from March to October 2001. He has served as a director of Diamond Foods, Inc. since July 2005. Mr. Warren holds a B.A. in Interdisciplinary Science and a J.D. from the University of Mississippi and an M.B.A. from U.C.L.A.

Classified Board of Directors

        Our certificate of incorporation provides that our directors will be divided into three classes, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. The initial terms of directors in Class I will expire at the annual meeting of stockholders to be held in 2006, the initial terms of directors in Class II will expire at the annual meeting of stockholders to be held in 2007 and the initial terms of directors in Class III will expire at the annual meeting of stockholders to be held in 2008. Currently, the Class I directors are Messrs. O'Donnell and Brittan, the Class II directors are Messrs. Ortega and Warren and the Class III directors are Messrs. Marquez, McFarland and Reed. The division of our board of directors into classes could delay or prevent a change of control of our company. See "Description of Capital Stock—Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws."

Board Committees

        Our bylaws provide that our board of directors may designate one or more board committees. We currently have an audit committee, a compensation committee and a corporate governance/nominating committee. The composition and primary responsibilities of each committee are described below. Each committee operates pursuant to a charter approved by our board of directors. Each member of these committees is independent as defined under the rules of the New York Stock Exchange and applicable SEC rules.

Audit Committee

        Our audit committee's primary function is to oversee our accounting and financial reporting processes and our systems of internal accounting and financial controls, select and retain our independent auditors and facilitate communication among the independent auditors, management and our board of directors. Among other things, the audit committee:

  •
  is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors' qualifications, independence and performance;

  •
  oversees the auditor's audit work and reviews and pre-approves all audit and non-audit services to be performed by the auditors;

  •
  reviews and approves the planned scope of our annual audit;

  •
  reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; and

  •
  reviews and approves all proposed transactions that would require disclosure pursuant to Item 404 of Regulation S-K or any other transaction involving us and any other person where the parties' relationship is not arms'-length.

        Our audit committee is comprised of Messrs. McFarland (chair), Warren and Reed. Our board of directors has determined that Mr. McFarland qualifies as an "audit committee financial expert" as defined under the rules of the SEC.

Compensation Committee

        Our compensation committee's primary function is to evaluate, approve, administer and interpret our compensation and benefit policies as they affect our executive officers. Among other things, the compensation committee:

  •
  reviews and approves corporate goals and objectives relevant to compensation of our CEO and other executive officers;

  •
  evaluates the performance of the CEO and the other executive officers in light of those goals and objectives; and

  •
  sets compensation of the CEO and the other executive officers.

        Our compensation committee is comprised of Messrs. O'Donnell (chair), Brittan and Ortega. Because Mr. O'Donnell currently serves us as a consultant on a part-time basis, he is not considered an "outside" director for purposes of Section 162(m) of the Internal Revenue Code. Accordingly, the

compensation committee has formed a subcommittee comprised of Messrs. Brittan and Ortega to address matters that implicate Section 162(m).

Corporate Governance/Nominating Committee

        Our corporate governance/nominating committee's primary function is to assist our board of directors by identifying individuals qualified to become members of the board and by advising the board with respect to corporate governance matters. Among other things, the corporate governance/nominating committee:

  •
  seeks out and identifies individuals qualified to become directors;

  •
  recommends to our board of directors candidates for nomination as directors; and

  •
  monitors and oversees matters of corporate governance, including by developing and recommending corporate governance guidelines applicable to us and monitoring our compliance with those guidelines.

        Our corporate governance/nominating committee is comprised of Messrs. Reed (chair), Ortega and McFarland.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity an executive officer of which serves as a member of our board of directors or compensation committee. Ed O'Donnell, a member of our compensation committee, was an officer of our company from 1997 to 2002 and currently provides consulting services to us on a part-time basis.

Executive Compensation

Summary Compensation Table

        As of December 31, 2005, Timothy Marquez was our CEO, and our four other most highly compensated executive officers were William Schneider, David Christofferson, Terry Anderson and Gregory Schrage. We refer to these officers in this prospectus as the named executive officers. The following table sets forth the compensation we paid to the named executive officers for services rendered in 2004 and 2005.

					Long-Term Compensation
		Annual Compensation
Name and Principal Position					Securities Underlying Options/SARs(#)	All Other Compensation($)
	Year	Salary($)		Bonus($)(1)
Timothy Marquez, Chairman and CEO	2005 2004	366,000 191,887	(3)	— 33,034	— —	9,329 7,621	(2) (4)
William Schneider, President	2005 2004	255,952 —		25,000(5 —)	1,471,162.5 —	9,329 —	(6)
David Christofferson, CFO	2005 2004	221,040 27,000	(3)	— 32,400	547,500 —	7,660 —	(7)
Terry Anderson, General Counsel and Secretary	2005 2004	212,853 95,541	(3)	— 28,600	262,500 —	7,660 38,935	(8) (9)
Gregory Schrage, VP—Asset Development	2005 2004	185,079 155,245		— 38,759	262,500 —	17,579 5,067	(10) (11)

(1)
We generally pay bonuses in the year following the year in which they were earned. Unless otherwise noted, bonus amounts shown are reported for the year in which they were earned, though they may have been paid in the following year. Bonuses for 2005 have not yet been determined.

(2)
Amount shown is comprised of $660 in insurance premiums and $1,669 in health club dues, in each case paid on Mr. Marquez's behalf, and a $7,000 matching contribution under our 401(k) plan.

(3)
Amount shown represents salary paid for the portion of the year in which the officer was employed by us.

(4)
The amount is comprised of a one-time housing allowance payment of $4,381 and a $3,240 matching contribution under our 401(k) plan.

(5)
Amount shown represents a signing bonus.

(6)
Amount shown is comprised of $660 in insurance premiums and $1,669 in health club dues, in each case paid on Mr. Schneider's behalf, and a $7,000 matching contribution under our 401(k) plan.

(7)
Amount shown is comprised of $660 in insurance premiums paid on Mr. Christofferson's behalf and a $7,000 matching contribution under our 401(k) plan.

(8)
Amount shown is comprised of $660 in insurance premiums paid on Mr. Anderson's behalf and a $7,000 matching contribution under our 401(k) plan.

(9)
Amount shown is comprised of $32,760 in fees paid for legal services provided by Mr. Anderson in June and July 2004 prior to the commencement of his employment with us and a $6,175 matching contribution under our 401(k) plan.

(10)
Amount shown is comprised of $660 in insurance premiums paid on Mr. Schrage's behalf, $7,849 in respect of vacation time forgone, a $7,000 matching contribution under our 401(k) plan and

  $2,071 in respect of stock options that were terminated in connection with the merger described in "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions—Merger with Marquez Trust."

(11)
Amount shown is comprised of a housing allowance awarded to Mr. Schrage of $1,050 and a $4,017 matching contribution under our 401(k) plan.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding the granting of stock options to the named executive officers during 2005. The percentage of total options set forth below is based on an aggregate of 4,013,662.5 options granted to employees in 2005.

					Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees In Fiscal Year	Individual Grants
Name			Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Timothy Marquez	—	—	—	—	—	—
William Schneider	1,144,237.5	28.0%	6.00	March 1, 2015
	163,462.5	4.0%	7.33	March 1, 2015
	163,462.5	4.0%	8.67	March 1, 2015
David Christofferson	412,500	10.2%	6.00	March 1, 2015
	67,500	1.7%	7.33	March 1, 2015
	67,500	1.7%	8.67	March 1, 2015
Terry Anderson	262,500	6.5%	6.00	March 1, 2015
Gregory Schrage	225,000	5.6%	6.00	March 1, 2015
	18,750	0.5%	7.33	March 1, 2015
	18,750	0.5%	8.67	March 1, 2015

(1)
The options vest over four years, with 20% of the options vested on the grant date and 20% of the options vesting on each subsequent anniversary of the grant date. See "Stock Option Plans—2000 Stock Incentive Plan" for additional information concerning the terms of the options.

(2)
The amounts shown reflect hypothetical gains that could be achieved for the options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•
Multiplying the number of shares of our common stock subject to the option by an assumed initial public offering price per share of $                  .

•
Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option.

•
Subtracting from that result the total option exercise price.

        The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Fiscal Year-End Option Values

        The following table provides option exercise information for the named executive officers. No options were exercised during 2005. The table shows the number of exercisable and unexercisable options held at December 31, 2005. The "Value of Unexercised In-the-Money Options" shown in the table represents an amount equal to the difference between an assumed initial public offering price of $                  per share and the option exercise price, multiplied by the number of unexercised in-the-money options. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy Marquez	0	0	0	0
William Schneider	294,232.5	1,176,930.0
David Christofferson	109,500.0	438,000.0
Terry Anderson	52,500.0	210,000.0
Gregory Schrage	52,500.0	210,000.0

Employment Agreements

        During 2005, we entered into employment agreements with Timothy Marquez, William Schneider, David Christofferson, Greg Schrage, Roger Hamson, Terry Anderson and Mark DePuy, and nonqualified stock option agreements with each of those officers other than Mr. Marquez.

        Each employment agreement provides that the officer will receive a specified base salary and will have a specified annual target bonus under an incentive compensation plan. Each agreement further provides that if a change of control of our company occurs and (i) the officer's employment is terminated (other than for specified types of misconduct) or (ii) he resigns for "good reason" (as that term is defined in the agreement) or without good reason during the 30-day period that begins six months after the change of control, he will be entitled to a cash payment equal to three times his annual base salary and bonus and certain other benefits. If we terminate the officer's employment prior to the expiration of the term of the agreement (initially December 31, 2006), other than following a change of control and unless the termination results from misconduct by the officer, he will be entitled to a payment approximately equal to two times his annual base salary and bonus. Each employment agreement also provides that we will indemnify the officer in respect of certain claims brought against him in connection with his service with the company. The following table summarizes certain information relating to each of the employment agreements. In the case of Messrs. Schrage, Hamson and Anderson, the amounts shown under "Base Salary" reflect salary increases that took effect on June 1, 2005. In the case of Mr. DePuy, the amounts shown reflect changes made in connection with his promotion to Senior Vice President and Chief Operating Officer in January 2006.

Officer	Effective Date of Agreement	Base Salary	Target Bonus (% of base)
Timothy Marquez	March 1, 2005	$366,000	65%
William Schneider	Feb. 5, 2005	285,000	65%
Mark DePuy	Aug. 15, 2005	225,000	40%
David Christofferson	March 1, 2005	216,000	40%
Greg Schrage	March 1, 2005	194,260	25%
Roger Hamson	March 1, 2005	178,200	25%
Terry Anderson	March 1, 2005	216,320	25%

        Pursuant to his employment agreement, Mr. DePuy received a signing bonus of $50,000 and receives a monthly mortgage assistance payment of $2,500. His monthly mortgage assistance payment will be increased to $3,500 when he relocates to the Santa Barbara/Ventura area.

        In addition, the employment agreements with Messrs. Schneider, Christofferson, Schrage, Hamson, Anderson and DePuy (and, in each case, a contemporaneously executed nonqualified stock option agreement), provide for the grant of options to the relevant officer pursuant to our 2000 stock incentive plan. See "—Stock Option Plans."

Director Compensation

        From January to August 2005, we paid each of our non-employee directors a fee of $10,000 per quarter, plus a quarterly fee of $1,250 for each committee assignment and $1,000 for each board or committee meeting attended. In August 2005, we implemented a new fee structure pursuant to which we pay each of our non-employee directors an annual fee of $25,000, plus an annual fee of $10,000 for service on the audit committee, an annual fee of $5,000 for service on any other board committee and $1,000 for each board or committee meeting attended. In addition, in some circumstances committee members may be compensated for time directly spent on committee matters other than attendance at meetings, in amounts not to exceed $3,000 per quarter.

        In August 2005, we approved the grant of 45,000 options to each of our non-employee directors pursuant to our 2000 stock incentive plan and entered into a related nonqualified stock option agreement with each of those directors. The per share exercise price for each option was $10.67.

        In January 2005, we entered into a consulting agreement with Mr. O'Donnell. Pursuant to the agreement, Mr. O'Donnell will provide up to 25 hours per month of consulting services to us through December 31, 2006 in consideration for a one-time consulting fee of $80,000.

Stock Option Plans

2000 Stock Incentive Plan

        Our 2000 stock incentive plan (the "2000 plan") provides for grants of nonqualified stock options and restricted stock to our employees, officers, directors, and consultants. Pursuant to the terms of the 2000 plan, either the board of directors or a designated board committee may administer the plan, including by determining which eligible participants will receive awards, when awards will be granted, the terms of awards and the number of shares that will be subject to awards. The 2000 plan is administered by our board of directors. The board has limited the number of shares of common stock that may be made subject to options awarded under the 2000 plan to the number of shares underlying the options that are currently outstanding. As a result, we do not expect to make any additional awards under the 2000 plan. Unless terminated sooner by our board of directors, the 2000 plan will terminate on the tenth anniversary of the date it was adopted.

        Options granted pursuant to the 2000 plan expire ten years after the date of grant. The 2000 plan provides that the exercise price of options must generally be at least 85% of the fair market value of the underlying common stock on the date of grant. The exercise prices of all options granted under the plan were equal to or greater than the fair market value of the underlying stock on the date of grant as determined by the company, taking into account minority and other discounts we deemed appropriate. The 2000 plan provides that the number of shares purchasable upon exercise of an option, and the exercise price, will be adjusted to reflect the terms of any reclassification, stock split, merger or similar transaction.

        All awards under the 2000 plan have been granted pursuant to substantially similar nonqualified stock option agreements. Pursuant to the plan and the agreements, options vest over four years, with 20% of the options vested on the grant date and 20% of the options vesting on each subsequent anniversary of the grant date. The plan and the agreements provide that all options will become immediately vested following a change of control of our company. The agreements with employee option holders provide that all the holder's options will become immediately vested if we terminate the holder's employment, unless the termination is for specified types of misconduct. The agreements with director option holders provide that any unvested options will terminate when the director's service to the company ceases. Each agreement provides that, in the event we pay a dividend on our common stock, the holder will be entitled to receive a bonus payment equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend. In the case of executive officers and directors, this right applies to both vested and unvested options; in the case of non-executive officer employees, this right applies only to vested options. This right will terminate with respect to the directors on the date our common stock is registered under the Exchange Act and listed on a national securities exchange or quoted on Nasdaq. In the event we complete the payment of some or all of the dividends described in "Certain Relationships and Related Transactions—Real Property Dividends and Related Transactions," we intend to pay to each holder of options granted under the 2000 plan a bonus with respect to the dividends that are paid.

        Each nonqualified stock option agreement also contains provisions (i) limiting the transferability of shares of common stock acquired upon the exercise of options, (ii) giving us a right of first refusal if any of those shares are proposed to be transferred, (iii) allowing the holder of those shares to cause us to repurchase them for fair market value in certain circumstances, (iv) giving holders "tag-along" rights with respect to those shares in the event of certain sales of stock by Timothy Marquez or his affiliates and (v) giving Mr. Marquez and his affiliates "drag-along" rights with respect to those shares in connection with such sales. The 2000 plan also contains a provision that allows us to repurchase shares of common stock acquired upon the exercise of options for their fair market value in certain circumstances. Each of the provisions described in this paragraph will terminate on the date our common stock is registered under the Exchange Act and listed on a national securities exchange or quoted on Nasdaq.

        As discussed above, we believe that the exercise prices of all options granted under the 2000 plan were equal to or greater than the fair market value of the underlying stock on the date of grant. If it were subsequently determined that the exercise prices of some or all of the options were less than fair market value, we could be required to record a compensation expense reflecting the difference between the exercise price and fair market value. If the difference were determined to be significant with respect to some or all of the options, the adverse impact of the resulting compensation charge on our net income for the year ended December 31, 2005 and interim periods during 2005 could be material.

        The following table sets forth certain information with respect to all outstanding options granted under the 2000 plan. As set forth below, in addition to the option grants referred to under "—Employment Agreements" and "—Director Compensation," we granted options to certain other members of management effective March 1 and May 1, 2005. No options granted under the 2000 plan have been exercised.

Officer/Director	Date of Award	Options Granted	Exercise Price
William Schneider	March 1, 2005	1,144,237.5	$6.00
		163,462.5	7.33
		163,462.5	8.67
David Christofferson	March 1, 2005	412,500.0	6.00
		67,500.0	7.33
		67,500.0	8.67

Greg Schrage	March 1, 2005		225,000.0	6.00
			18,750.0	7.33
			18,750.0	8.67
Roger Hamson	March 1, 2005		225,000.0	6.00
			18,750.0	7.33
			18,750.0	8.67
Terry Anderson	March 1, 2005		262,500.0	6.00
Mark DePuy(1)	Aug. 15, 2005		93,750.0	12.00
			93,750.0	13.33
J. Timothy Brittan	Aug. 26, 2005		45,000.0	10.67
J.C. "Mac" McFarland	Aug. 26, 2005		45,000.0	10.67
Ed O'Donnell	Aug. 26, 2005		45,000.0	10.67
Eloy Ortega	Aug. 26, 2005		45,000.0	10.67
Joel Reed	Aug. 26, 2005		45,000.0	10.67
Glen C. Warren, Jr.	Aug. 26, 2005		45,000.0	10.67
Others	—	(2)	750,000.0	6.80	(3)

Total			4,013,662.5	7.04	(4)

(1)
In connection with Mr. DePuy's promotion to Senior Vice President and Chief Operating Officer in January 2006, we agreed to grant him options to purchase 100,000 additional shares under our 2005 stock incentive plan. The exercise price of these options will be $20.00 per share.

(2)
A total of 465,000 of these options were granted effective March 1, 2005; the remaining 285,000 were granted effective May 1, 2005.

(3)
Represents the weighted average exercise price of options in this category, comprised of (i) 450,000 options with an exercise price of $6.00, 7,500 options with an exercise price of $7.33 and 7,500 options with an exercise price of $8.67, all granted effective March 1, 2005 and (ii) 285,000 options with an exercise price of $8.00, all granted effective May 1, 2005.

(4)
Represents the weighted average exercise price.

2005 Stock Incentive Plan

        We adopted a new stock incentive plan (the "2005 plan") in December 2005. The 2005 plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights to our employees, officers, directors and consultants. Pursuant to the terms of the 2005 plan, either the board of directors or a board committee is authorized to administer the plan, including by determining which eligible participants will receive awards, when awards will be granted and the terms and amounts of awards. The 2005 plan will be administered by our compensation committee. Up to 1.2 million shares of common stock are issuable pursuant to awards under the plan. To date, no awards have been granted under the plan, but we have agreed to grant options to purchase 100,000 shares to Mark DePuy as described under "—2000 Stock Incentive Plan." Unless terminated sooner by our board of directors, the 2005 plan will terminate on the tenth anniversary of the date of its adoption.

        Each award under the 2005 plan will be made pursuant to an award agreement that will specify the terms of the award, including the vesting schedule, if any. The compensation committee will have the authority to accelerate any vesting requirements or time-based limitations on exercisability of options or other awards. In general, incentive stock options granted pursuant to the 2005 plan will expire ten years after the date of grant and the exercise price of those options will be at least equal to the fair market value of the underlying common stock on the date of grant. The exercise price of nonqualified stock options granted pursuant to the plan will generally be at least equal to 85% of the fair market value of the underlying common stock on the date of grant, except that the exercise price of nonqualified stock options granted to our CEO and our four other most highly compensated officers will generally be at least equal to the fair market value of the underlying common stock. In the event of the occurrence of a business combination transaction or similar event that would constitute a "change of control" as defined in the 2005 plan, the compensation committee will (i) accelerate the exercisability of all options granted under the 2005 plan such that they may be exercised in full during a limited period determined by the committee, (ii) adjust the terms of the outstanding options in the manner the committee deems appropriate in view of the change of control and/or (iii) cause the outstanding options to expire unless exercised in connection with the transaction causing the change of control. The 2005 plan further provides that the number of shares purchasable upon exercise of an option granted under the plan, and the exercise price, will be adjusted to reflect the terms of any reclassification, stock split or similar transaction.

        The board of directors or the compensation committee may amend the 2005 plan at any time, subject to shareholder approval requirements imposed by the Internal Revenue Code, Rule 16b-3 under the Exchange Act and applicable stock exchange or Nasdaq rules.

Indemnification

        We maintain directors' and officers' liability insurance. Our certificate of incorporation includes provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have also entered into indemnification agreements with each of our directors providing the directors with additional assurances in a manner consistent with Delaware law. As noted in "—Executive Compensation—Employment Agreements," we have employment agreements with each of our executive officers that also provide for indemnification in certain circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ownership and Related Disputes and Transactions

Background

        From mid-2002 until June 2004, our ownership structure and management was affected by a number of related disputes among Timothy Marquez, a business associate of Mr. Marquez's who co-founded our company with Mr. Marquez, our former CFO, and certain affiliates of Enron that formerly held our preferred stock. Our company was founded in 1992 by Messrs. Marquez and his business associate. Prior to 1998, when two affiliates of Enron made a $60 million equity investment in our company, Mr. Marquez, his business associate and the former CFO were our principal stockholders.

Dispute with Enron Affiliates and Change in Management

        In 2001, following failed negotiations concerning the Enron affiliates' request that we repurchase their equity interest, a dispute arose between the company's management and the Enron affiliates concerning the qualifications of certain individuals nominated by the Enron affiliates to become members of our board of directors. In March 2002, in connection with this dispute, Mr. Marquez's business associate, the former CFO and the Enron affiliates took control of the board of directors. In June 2002, the board of directors terminated the employment of Mr. Marquez, who had been CEO since the company's formation, and replaced him with his business associate.

Filing of Marquez Actions

        After being terminated, Mr. Marquez filed a suit against the company in the Santa Barbara, California Superior Court, asserting that he had been wrongfully terminated and that the company had breached his employment agreement. The company incurred a $6 million charge against its 2003 earnings with respect to the settlement of this action. The company filed a cross-claim in the action to recover from Mr. Marquez the principal and accrued interest claimed due under a written promissory note dated December 11, 2000, which represented indebtedness of approximately $1.3 million. Mr. Marquez also filed a stockholders' derivative action in the U.S. District Court for the Central District of California based on his claim that his business associate, the former CFO and certain other directors had breached their fiduciary duties by approving the payment of cash dividends on the preferred stock held by the Enron affiliates.

Settlement of Marquez Actions and Willows and Grimes Transactions

        In February 2004, before either the employment action or the derivative action went to trial, the parties agreed to settle both actions. The settlement agreement relating to the derivative action provided for a dismissal of the action without payment of funds by the company or the defendants. Court approval of the settlement of the derivative action was obtained in December 2004.

        With respect to the employment action, Mr. Marquez, the company and the Enron-nominated directors entered into a settlement agreement that provided for payment of $300,000 to Mr. Marquez in exchange for a mutual release and dismissal of the action. That payment was made in March 2004 and the action was dismissed with prejudice. Pursuant to a separate agreement, Mr. Marquez provided to the company a new promissory note dated February 1, 2004, in the principal amount of approximately $1.3 million, and the company cancelled and returned the original note.

        In connection with the aforementioned settlement, the company also agreed to sell its Willows and Grimes fields to Marquez Energy, a company controlled by Mr. Marquez, for approximately $13,750,000. The agreement governing that transaction (the "Sale Agreement") provided that the sale, when completed, would have retroactive effect from February 1, 2004. Both the company and Marquez Energy believed the fair market value of the properties to be higher than the contemplated sale price; the difference between the sale price and the actual value of the properties was intended to be partial compensation to Mr. Marquez for agreeing to the dismissal of the employment action. The Sale

Agreement also provided that the company would pay legal fees incurred by Marquez Energy and Mr. Marquez in connection with the transaction. In this regard, the company made a payment of $700,000 to counsel for Mr. Marquez in March 2004. In the Sale Agreement, the company's obligation to sell the properties was made subject to the condition that it obtain a new credit facility. In the event this condition was not satisfied or waived by May 24, 2004, the company would be obliged to pay Marquez Energy a termination fee, subject to offset in the amount of the new Marquez promissory note (to the extent not then repaid). The agreement further provided that even after Marquez Energy's receipt of the termination fee, it would have the option of extending the effectiveness of the agreement until August 20, 2004 by depositing $1,500,000 in escrow.

        The company did not obtain a new credit facility during the requisite period and the sale of the Willows and Grimes fields did not occur. Accordingly, on May 25, 2004, the company paid Marquez Energy a termination fee of $4.5 million, of which $3.1 million was paid in cash and $1.4 million in the form of an assignment to Marquez Energy of the company's rights under the Marquez promissory note. Discussions ensued concerning Marquez Energy's exercise of its option to extend the effectiveness of the agreement. As a result of these discussions, on August 17, 2004, the company and Marquez Energy entered into a memorandum of settlement pursuant to which Marquez Energy relinquished all of its rights to acquire the Willows and Grimes properties in return for a cash payment of $500,000 plus the right to participate in the development of future reserves, other than currently identified proved reserves, in the Willows and Grimes fields. This agreement was formalized in a participation rights agreement executed in September 2004. Because of negotiations concerning the company's prospective acquisition of Marquez Energy, the parties agreed to suspend the effectiveness of the agreement pending the outcome of those negotiations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Acquisitions and Divestitures—Acquisition of Marquez Energy." No value was assigned to the agreement in determining the price the company paid to acquire Marquez Energy.

Sale of Stock from Mr. Marquez's Business Associate and the Former CFO to Marquez

        In May 2004, Mr. Marquez's business associate and the former CFO, together with certain of their respective affiliates, agreed to sell all of their stock in the company to Mr. Marquez. The sales occurred in a transaction that closed in July 2004. Mr. Marquez returned as our CEO in June 2004. Following the transaction, Mr. Marquez owned approximately 94% of our outstanding common stock.

Repurchase of Preferred Stock from Enron Affiliates

        On November 4, 2004, the company purchased the preferred stock held by the Enron affiliates (which constituted all of our outstanding preferred stock) for $72.0 million. At the closing of the transaction, the company and certain of its affiliates (including Mr. Marquez and Marquez Energy), executed a mutual release with the Enron affiliates and certain of their affiliates (collectively, the "Enron parties"). Pursuant to the release, the company and its affiliates released the Enron parties from any claims by the company or its affiliates based on facts arising at or prior to the closing and the Enron parties released the company and its affiliates from any such claims by them. Claims that may arise under the sale and purchase agreement governing the transaction are not covered by the release.

Merger with Marquez Trust

        On December 22, 2004, the company merged with a corporation the sole stockholder of which was the Marquez trust. In the merger, the company paid an aggregate of $5.4 million in cash for 2,212,208 shares of our common stock. The merger resulted in an increase in Mr. Marquez's beneficial ownership of our common stock from 94% to 100%.

Real Property Dividends and Related Transactions

        Prior to the completion of this offering, we expect to declare dividends on our common stock consisting of (i) 100% of the membership interests in our wholly-owned subsidiary 6267 Carpinteria

Avenue, LLC, the sole asset of which is the office building we own in Carpinteria, California, (ii) a 50-acre parcel of real property located in Carpinteria (the "bluffs property"), (iii) an option to acquire an additional interest in land associated with the bluffs property if, as a result of current negotiations, we acquire that interest and (iv) a 1.4 acre parcel of real property located in Ventura, California. As described below, we are currently in the process of negotiating certain agreements with the Marquez trust in connection with the dividends. We believe that the terms of these ancillary agreements will be as favorable to us as could have been obtained through arms' length negotiations with an unaffiliated party. Our credit agreement requires that we obtain the consent of the lenders under the agreement prior to paying any non-cash dividend. Accordingly, the payment of the dividends is contingent upon our receipt of the consent of the lenders. The payment of the dividends is also contingent upon our receipt of certain other third-party consents as described below. Because the dividends will be declared prior to the completion of the offering, the sole recipient of the dividends will be the Marquez trust. Investors purchasing shares of our common stock in this offering will not receive any part of the dividends when they are paid, even if the payment is made after the closing of the offering. We intend to pay to each holder of our outstanding options a bonus with respect to any of the dividends that are paid. The amount of the bonus will be equal to the bonus the option holders would receive if we paid a cash dividend of equal value, except that the amount paid to non-executive officer employees will reflect both their vested and unvested options. We estimate that the aggregate amount of those bonus payments will be approximately $1.2 million, assuming each of the dividends is paid.

Office Building

        6267 Carpinteria Avenue, LLC acquired the office building in December 2004 for $14.2 million. It financed a portion of the purchase with a $10.0 million loan secured by a lien on the office building. The loan is non-recourse to us and we will not be responsible for repayment of the loan following the payment of the dividend. In connection with the purchase of the building, we agreed to indemnify the lender against certain liabilities principally relating to environmental matters and certain violations of the applicable loan documents. We anticipate that the Marquez trust will agree to indemnify us against certain costs we may incur with respect to those indemnification obligations. The payment of the dividend will be contingent upon our receipt of the consent of the lender, which is required under the loan agreement because the dividend will result in a change of control of 6267 Carpinteria Avenue, LLC. We may be required to pay a fee of $100,000 in connection with that consent. We estimate that the current value of the office building, net of the amount outstanding on the loan, is between $4.7 million and $4.8 million.

        We and 6267 Carpinteria Avenue, LLC are currently parties to a lease pursuant to which we lease the office building from 6267 Carpinteria Avenue, LLC for $1.1 million per year. The lease will remain in effect following the payment of the dividend. The lease, which was entered into in 2001 and was amended in 2004, provides that the annual rent will increase by 10% in 2009 and by an additional 10% in 2014. We are also responsible for reimbursing 6267 Carpinteria Avenue, LLC for certain building operating expenses. The lease will expire in 2019.

The Bluffs Property

        The bluffs property is located on the coast in Carpinteria, California. The property consists of a 100% interest we hold in 45 acres and a 50% interest we hold in an adjacent ten acres that is used primarily for parking (the "parking area"). The current zoning status of the property is "industrial coastal dependent." We conduct some minor processing activities on the property. Our facilities are currently spread over approximately 15 acres of the property. We estimate that the current value of the property is approximately $5.0 million. The payment of the dividend is contingent upon our receipt of the consent of Chevron, which holds a lien on the property that secures our performance of abandonment obligations relating to the property.

        In connection with the payment of the dividend of the bluffs property, we expect to enter into a long-term lease with the Marquez trust pursuant to which the trust will lease the property to us for

$1.00 per year. The lease will further provide that the trust will have the right, beginning in the fourth year of the lease, to cause us to consolidate our operations on the property such that they will occupy no more than two acres. If the trust exercises that right in the fourth year of the lease, it will pay us a fee of $3.0 million, and if it exercises the right in the fifth year of the lease, it will pay us a fee of $2.0 million. No fee will be due if the trust exercises the right following the fifth year of the lease. Following consolidation, we will have the right to occupy the two acre site for $1.00 per year for as long as we conduct oil and natural gas operations there. We do not believe that the consolidation will have an adverse effect on our operations. However, we currently estimate that the cost of effecting the consolidation would be approximately $10 million. We will be required to pay property taxes on the entire property until the consolidation is completed, at which time we would become responsible only for taxes relating to the two acre site. At the time of the consolidation, we would be required to obtain a release of the lien on the property referred to above. We could obtain the release by increasing our abandonment bond relating to the property by $8.5 million. It is possible that permitting issues may preclude us from timely consolidating to the two acre site, if and when we are requested to do so. In such event we will be required to pay rent for space we occupy in excess of the two acres. We anticipate that we will be obligated to pay a penalty to the trust if we are unable to effect the consolidation within a specified period after being requested to do so. It is also possible that development of the property adjacent to the two acre site may affect our operations resulting in costs and constraints that we do not currently experience.

The Parking Area

        We are currently in negotiations to acquire the 50% interest in the parking area that we do not already own. If we acquire that interest and the associated dividend is paid, the Marquez trust would have a seven-year option to acquire the interest for the price we pay for it. We expect the purchase price for the interest to be approximately $250,000. In connection with our acquisition of the parking area, we may agree to indemnify the seller with respect to potential environmental liabilities. If the dividend is paid and the trust exercises the option, the trust would either assume that indemnification obligation or agree to indemnify us for any costs we incur with respect to that obligation. Following exercise of the option, we would retain the right to use the parking area for our operations and for third parties who use the pier located on the property for so long as the pier remains in existence, and may be obligated to pay the trust a market rental rate for such usage.

Other Related Party Transactions

        William Schneider, our President, was a managing director at Harris Nesbitt prior to joining our company. During the period of Mr. Schneider's employment with Harris Nesbitt, that firm provided certain investment banking services to us as described in "Underwriting—Relationships."

        From January 2002 to June 2002, we retained Concert Energy Advisors to perform investment banking services for us on a contingent fee basis. Glen Warren, Jr., one of our directors, was a managing director of Concert Energy Advisors during that period. No fees or expenses were due or paid to Concert Energy Advisors with respect to those services.

        In November 1999, while Ed O'Donnell was an officer of our company, we loaned him $100,000 to assist him in financing the purchase of a home. The rate of interest on the loan was 6% per annum. We forgave the principal and accrued interest on the loan in January 2003. As described in "Management—Directors and Officers," Mr. O'Donnell is currently one of our directors and provides consulting services to us on a part-time basis.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Acquisitions and Divestitures—Acquisition of Marquez Energy" and "Shares Eligible for Future Sale—Registration Rights Agreement."

PRINCIPAL AND SELLING STOCKHOLDER

        Prior to this offering, the Marquez trust owned all 32,692,500 shares of our outstanding common stock. The trust is offering    shares of our common stock in this offering, and has granted the underwriters a 30-day option to purchase up to an additional     shares of common stock on the same terms and conditions. Following this offering, the Marquez trust will own    % of our outstanding common stock, or    % if the underwriters exercise in full their option to purchase additional shares. The trustees of the Marquez trust are Timothy Marquez, our Chairman and CEO, and his wife, Bernadette Marquez. Each of Mr. and Mrs. Marquez beneficially owns the common stock held by the trust.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of:

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  200 million shares of common stock, par value $.01 per share, of which    shares will be issued and outstanding following the completion of this offering; and

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  20 million shares of preferred stock, par value $.01 per share, of which no shares will be issued and outstanding following the completion of this offering.

        The rights of our stockholders will be governed by Delaware law, our amended and restated certificate of incorporation and our bylaws. The following is a summary of the material terms of our capital stock. For additional information regarding our capital stock, please refer to the applicable provisions of Delaware law, our certificate of incorporation and our bylaws.

Common Stock

Dividend and Liquidation Rights

        Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law (the "DGCL") also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        Our credit agreement and the indenture governing our senior notes restrict our ability to pay dividends on our common stock. In addition, in the event we pay dividends on our common stock, we will be obligated to make a bonus payment to each holder of our currently outstanding stock options in an amount equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend. In most cases, this obligation applies to both vested and unvested options. See "Management—Stock Option Plans—2000 Stock Incentive Plan."

        In the event of our liquidation, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

        The right of holders of our common stock to receive dividends and distributions upon liquidation will be subject to the satisfaction of any applicable preference granted to the holders of any preferred stock that may then be outstanding.

Voting and Other Rights

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

No Preemptive, Conversion or Redemption Rights

        The common stock has no preemptive, conversion or exchange rights and is not subject to further calls or assessment by us. There are no redemption, retraction, purchase for cancellation or sinking fund provisions applicable to the common stock.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. With respect to any series of preferred stock, our board of directors is authorized to determine the terms and rights of that series, including:

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  The designation of the series and the number of shares to constitute the series;

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  The dividend rate of the series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividends shall be cumulative or noncumulative;

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  Whether the shares of the series shall be subject to redemption by the corporation and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

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  The terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series;

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  Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

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  The extent, if any, to which the holders of the shares of the series shall be entitled to vote with respect to the election of directors or otherwise;

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  The restrictions, if any, on the issue or reissue of any additional shares of preferred stock of that series; and

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  The rights of the holders of the shares of the series upon the dissolution, liquidation, or winding up of the corporation.

        Except as otherwise required by law or by any stock exchange, the authorized shares of preferred stock and common stock will be available for issuance without further action by you.

        Although we have no intention at the present time of doing so, in the future we could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock based on our judgment as to the best interests of our company and our stockholders. In so acting, we could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the then-current market price of the common stock.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of certain stock exchanges generally require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at higher than prevailing market prices.

Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws also contain provisions that we describe in the following paragraphs, which may delay, defer or prevent a change in control of our company, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders' shares.

Special Stockholders' Meetings

        Our certificate of incorporation provides that special meetings of the stockholders may be called only by the chairman of the board, the CEO or, upon the written request of a majority of the board of directors, any of our officers.

Classified Board of Directors

        Our certificate of incorporation provides that our board of directors will be divided into three classes, designated as Class I, Class II and Class III. At each annual meeting of stockholders, successors to the directors whose terms expired at that annual meeting will be elected for a three-year term.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders

        Our certificate of incorporation provides that any vacancies on our board will be filled by the affirmative vote of the majority of the remaining directors, even if such directors constitute less than a quorum. No such vacancy will be filled by our stockholders.

Requirements for Advance Notification of Stockholder Proposals and Director Nominations

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before a stockholders' meeting or from making nominations for directors at a stockholders' meeting.

Action by Written Consent

        Under our certificate of incorporation, stockholders may take action by written consent only if the action is first approved by our board of directors.

No Cumulative Voting

        Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Delaware Anti-Takeover Law

        Our company is a Delaware corporation subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless:

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  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or

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  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

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  the owner of 15% or more of the outstanding voting stock of a corporation;

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  an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

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  an affiliate or associate of the persons described above.

        We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board because the 66 2/3% stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. None of Mr. Marquez, his wife or the Marquez trust will be deemed an interested stockholder for the purposes of Section 203.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Prior to this offering, there has been no public trading market for our common stock. Sales of substantial amounts of common stock in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

        Upon completion of the offering,            shares of our common stock will be outstanding. All of the            shares sold in the offering, together with any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction by persons other than our "affiliates," as that term is defined under Rule 144 under the Securities Act of 1933. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant stockholders. The remaining            shares of common stock, or            shares if the underwriters exercise in full their option to purchase additional shares, that will continue to be held by our affiliates after the offering will constitute "restricted securities" within the meaning of Rule 144 and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration. In addition, sales of these securities will be subject to the restrictions on transfer contained in the lock-up agreements described below.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an affiliate of ours) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares of common stock then outstanding; or

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  the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

        Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an affiliate of ours), is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights Agreement

        Prior to the completion of this offering, we expect to enter into a registration rights agreement with the Marquez trust. Pursuant to that agreement, the Marquez trust will have the right to demand that we register for resale some or all of its shares under the Securities Act, and will have the right to include some or all of its shares in registration statements we file, in each case subject to certain customary conditions, including the right of the underwriters to limit the number of shares included in any offering by us that is underwritten. The Marquez trust will not be entitled to exercise its rights under the registration rights agreement prior to the expiration of the lock-up period described in "—Lock-Up Agreements."

Lock-Up Agreements

        We, the selling stockholder and each of our directors and executive officers have agreed that, without the prior consent of Lehman Brothers, we will not directly or indirectly offer, pledge, sell, hedge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus (a period that may be extended by up to 18 days in certain circumstances). See "Underwriting—Lock-Up Agreements."

Stock Options

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock underlying options granted, or to be granted, under our stock plans. We expect to file this registration statement promptly following the completion of this offering. Upon exercise of the options, shares registered under the Form S-8 registration statement will, subject to Rule 144 limitations applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to the lock-up agreements described above.

DESCRIPTION OF INDEBTEDNESS

Senior Notes

        We issued $150.0 million of our senior notes in December 2004. The notes bear interest at 8.75% per year and will mature on December 15, 2011. The notes represent unsecured senior obligations and rank pari passu with all of our existing and future senior indebtedness and senior to all of our existing and future subordinated indebtedness. The notes are unconditionally guaranteed, jointly and severally, by all of our subsidiaries other than Ellwood Pipeline, Inc. and 6267 Carpinteria Avenue, LLC, on a senior unsecured basis.

        Under the indenture governing the notes, we may redeem the notes, in whole or in part, at any time on or after December 15, 2008, at a redemption price equal to 104.375% of the principal amount of the redeemed notes if the redemption occurs in the twelve-month period beginning on December 15, 2008, 102.188% of the principal amount if the redemption occurs in the twelve-month period beginning on December 15, 2009 and 100% of the principal amount if the redemption occurs on December 15, 2010 or later, in each case together with any accrued and unpaid interest to the date of redemption. In addition, before December 15, 2008, we may redeem all or part of the notes at a "make-whole" price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of (a) 104.375% of the principal amount and (b) the remaining scheduled payments of interest from the redemption date to December 15, 2008 discounted back to the redemption date on a semi-annual basis at an interest rate determined with reference to U.S. Treasury securities plus 50 basis points, plus, in the case of both (i) and (ii), accrued and unpaid interest to the redemption date.

        Before December 15, 2007, we may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public or private equity offerings at a redemption price of 108.75% of the principal amount of the notes, plus any accrued and unpaid interest, if at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after such redemption and the redemption occurs within 120 days of the closing date of such equity offering.

        In the event a change of control of our company occurs, each holder of notes may require us to repurchase all or a portion of its notes for cash at a price equal to 101% of the aggregate principal amount of those notes, plus any accrued and unpaid interest.

        The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

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  make investments;

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  incur additional indebtedness or issue preferred stock;

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  create certain liens;

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  sell assets;

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  enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

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  consolidate, merge or transfer all or substantially all of the assets of our company and our restricted subsidiaries taken as a whole;

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  engage in transactions with affiliates;

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  pay dividends or make other distributions on capital stock or subordinated indebtedness;

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  repurchase or redeem capital stock;

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  enter into different lines of business;

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  create unrestricted securities; and

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  enter into sale and leaseback transactions.

The Credit Agreement

        On November 4, 2004, we entered into our current credit agreement, which was provided by the Bank of Montreal and arranged by Harris Nesbitt Corp. and initially consisted of a three year senior secured revolving credit facility with an aggregate available amount of $60 million and a senior secured term loan facility in an aggregate amount of $42 million. We entered into an amendment and restatement of the credit agreement upon the consummation of the offering of our senior notes on December 20, 2004. The restated credit agreement includes a revolving credit facility but not a term loan facility and currently has a borrowing base of $80 million. The restated credit agreement is secured by a first priority lien on substantially all of our oil and natural gas properties and other assets, including the stock of all of our subsidiaries, and is unconditionally guaranteed by each of our subsidiaries other than Ellwood Pipeline, Inc. and 6267 Carpinteria Avenue, LLC. The collateral also secures our obligations to hedging counterparties that are also lenders, or affiliates of lenders, under the restated credit agreement. The credit agreement will mature on November 4, 2007.

        Loans made under the credit agreement are designated, at our option, as either "Base Rate Loans" or "LIBO Rate Loans." Base Rate Loans bear interest at a floating rate equal to (i) the greater of Bank of Montreal's announced base rate and the overnight federal funds rate plus one-half of 1.00% plus (ii) an applicable margin ranging from 0.25% to 1.00%, based upon utilization. LIBO Rate Loans bear interest at (i) LIBOR plus (ii) an applicable margin ranging from 1.75% to 2.50%, based upon utilization. A commitment fee ranging from 0.375% to 0.5% per annum is payable with respect to unused borrowing availability under the credit agreement.

        The credit agreement contains a number of restrictive and financial covenants and other terms customary in a credit facility secured by oil and natural gas properties. The covenants place restrictions and limitations on our ability to, among other things, incur additional debt, grant additional liens on our assets, enter into transactions with our affiliates, dispose of our assets, engage in other lines of business, pay dividends, repurchase stock or make other types of restricted payments, enter into extraordinary forward sales contracts covering oil or natural gas production, create or convey production payments or similar property interests and make certain investments. The credit agreement also prohibits us from amending the term of our senior notes and the indenture governing those notes in any material respect or from prepaying or redeeming the notes. Financial covenants require us to, among other things:

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  maintain a ratio of consolidated total debt to consolidated EBITDA (excluding for all purposes indebtedness of 6267 Carpinteria Avenue, LLC) of no greater than 4 to 1; and

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  maintain a ratio of current assets plus unused availability under the credit agreement to current liabilities, excluding the current portion of indebtedness outstanding under the credit agreement, of at least 1 to 1.

        The credit agreement also prohibits us from entering into hedging transactions covering more than a specified percentage of projected production from our proved developed producing oil and natural gas reserves for the period of such transactions. The specified percentage varies depending on the period during which the production is expected to occur. The percentage is 80% for production expected to occur within 24 months of the date of determination, 70% for production expected to occur in the subsequent 12-month period and 50% thereafter. The agreement requires us to maintain hedging contracts that fix a floor price during calendar year 2006 of at least $35.00 per BOE on a notional volume of at least 5,000 BOE/d.

        Events of default under the credit agreement include, among others:

  •
  our failure to make timely payments of principal and interest due under the credit agreement;

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  our breach of any representation or warranty or our failure to comply with any covenant under the credit agreement or with any material third party agreement;

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  our bankruptcy, insolvency or other similar event;

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  certain changes of control;

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  default on other indebtedness in excess of $5 million;

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  material judgments against us in excess of $5 million;

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  loss of a material governmental license or permit; and

  •
  occurrence of a material adverse effect with respect to our operations, business, properties or financial condition.

        Upon the occurrence of an event of default under the credit agreement, the Bank of Montreal may, among other things, terminate the lenders' commitments, declare our indebtedness immediately due and payable and foreclose on and sell our properties.

UNDERWRITING

        Lehman Brothers Inc. is acting as representative of the underwriters. Under the terms of an underwriting agreement that will be filed as an exhibit to the registration statement of which this prospectus is a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Harris Nesbitt Corp.

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholder to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholder for the shares.

	Venoco, Inc.		Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share
Total

        The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $        per share to other dealers. After the offering, the underwriters may change the public offering price and other selling terms.

        The expenses of the offering that are payable by us and the selling stockholder are estimated to be $            (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholder in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

        The selling stockholder has granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of     shares at the public offering price less underwriters' discounts and commissions. This option may be exercised if the underwriters sell more than     shares in this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

        We, all of our directors and executive officers and the selling stockholder have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than the registration statement on Form S-8 we intend to file following the completion of this offering) or publicly disclose the intention to do any of the foregoing; for a period of 180 days from the date of this prospectus other than permitted transfers.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from the lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. There are no agreements or understandings relating to the granting of a release to any person subject to a lock-up agreement.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representative, the selling stockholder and us. In determining the initial public offering price of our common stock, the representative will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification; Reimbursement of Expenses

        We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to            shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may acquire by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to acquire additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may acquire shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we, the selling stockholder nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholder nor any underwriter makes any representation that any underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. We and the underwriters may agree to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        Application will be made to list our shares of common stock for quotation on The New York Stock Exchange under the symbol "    ."

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        The underwriters and their respective affiliates may, from time to time, perform various financial, advisory, commercial and investment banking services for us in the ordinary course of business, for which they will receive customary fees and expenses. Lehman Brothers Inc. and Harris Nesbitt Corp. acted as initial purchasers of our senior notes pursuant to Rule 144A in December 2004 and received customary compensation in such capacities. Additionally, the lender under our current credit agreement is the Bank of Montreal, which is an affiliate of Harris Nesbitt. Harris Nesbitt acted as arranger in connection with the credit agreement and received customary fees in that capacity. The Bank of Montreal received fees for providing the credit agreement and has, and may continue to, receive fees in connection with commodity derivative transactions contemplated thereunder.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. We undertake no obligation to update this summary in the future. This summary deals only with non-United States holders that will hold our common stock as "capital assets" (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, qualified retirement plans or individual retirement accounts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the commons stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, regulated investment companies, real estate investment trusts, persons that have a "functional currency" other than the U.S. dollar, "controlled foreign corporations," "passive foreign corporations," corporations that accumulate earnings to avoid U.S. federal income tax, or partnerships or other pass-through entities or holders of an interest in such entities. Such persons should consult with their own tax advisors to determine the U.S. federal income and estate tax consequences that may be relevant to them. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the common stock. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used in this discussion, a "non-United States holder" is a beneficial owner of common stock (other than a partnership) that for United States federal income tax purposes is not:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code.

  •
  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to United States federal income taxation regardless of its source; or

  •
  a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Distributions on Our Common Stock

        We have no plans to declare or pay any dividends on our common stock (other than certain dividends that have already been declared, as described in "Certain Relationships and Related Transactions—Other Related Party Transactions"). However, if we do pay a dividend on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-United States holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Common Stock" below. Any dividend paid to a non-United States holder of common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

        Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-United States holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-United States holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-United States holder must provide us with an IRS Form W 8ECI properly certifying eligibility for such exemption. Dividends received by a corporate non-United States holder that are effectively connected with a trade or business conducted by such corporate non-United States holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

        Generally, a non-United States holder will not be subject to United States federal income tax with respect to gain recognized upon the disposition of such non-United States holder's shares of common stock unless:

  •
  We are or have been a "United States real property holding corporation" ("USRPHC"), for U.S. federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of "United States real property interests") and, if our common stock is "regularly traded on an established securities market," the non-United States holder held, directly or constructively, at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock;

  •
  The non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  •
  Such gain is effectively connected with the conduct by the non-United States holder of a trade or business within the United States (or, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the non-United States holder).

        With respect to the first bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC as a result of our interests in oil and natural gas assets that qualify as United States real property interests. However, when and for so long as our common stock is not "regularly traded on an established securities market," a non-United States shareholder will be taxable on gain recognized on the sale of our common stock. On the other hand, if and when our common stock is "regularly traded on an established securities market," a non-United States holder will be taxable on gain recognized on the sale of our common stock only if the non-United States holder actually or constructively holds more than 5% of such common stock at any time during the applicable period described in the first bullet point above. For so long as 100 or fewer people own 50% or more of our common stock, our common stock will be considered "regularly traded" only if it is traded on an established securities market located in the United States and is regularly quoted by brokers or dealers making a market in our common stock. Our common stock may be considered "regularly traded" upon the completion of this offering. Because the determination of whether our stock is "regularly traded" is a factual question, however, there can be no assurance that our stock will be "regularly traded" at that time. If a non-United States holder were subject to United States federal income tax as a result of our status as a USRPHC, any gain or loss on the disposition of the stock would be taken into account as if it were effectively connected with the conduct by the non-United States holder of a trade or business within the United States. Any such gain generally would be taxable to the non-United States holder at United States federal income tax rates applicable to capital gains, as described below.

        An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset against U.S. source capital losses (even though the individual is not considered a resident of the United States).

        A non-U.S. holder described in the third bullet point above will be subject to United States federal income tax on the gain recognized from the sale under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% (or such lower rate as may be prescribed by an applicable treaty).

Tax Rates on Distributions and Capital Gains

        A distribution on common stock taxed as an effectively connected dividend may be eligible for the 15% maximum United States federal income tax rate that applies to dividends received by individuals before January 1, 2009. Effectively connected ordinary income generally is subject to a maximum United States federal income tax rate of 35%.

        Effectively connected long-term capital gains from the disposition of common stock by individuals subject to tax under regular graduated United States federal income tax rates are generally subject to a 15% maximum United States federal income tax rate for capital gains recognized before January 1, 2009. Deductions for capital losses are subject to limitations.

Federal Estate Taxes

        The estate of a non-United States holder of common stock may be subject to United States estate tax on the value of the common stock, which is considered United States situs property for such purposes. United States estate tax is imposed at graduated rates, the highest of which is currently 47%. An estate tax credit is currently available for the estates of non-residents, the effect of which is to exempt up to $60,000 of United States situs property. If the non-United States holder is a qualified resident of a country with which the United States maintains an estate tax treaty, an increased exemption from United States estate tax may be available.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder, such holder's name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which such holder resides under the provisions of any applicable tax treaty or exchange of information agreement.

        In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-United States holder if such non-United States holder has provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that the payee is a United States person.

        Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by United States persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-United States holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a United States person, or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-United States holder's United States federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

LEGAL MATTERS

        Davis Graham & Stubbs LLP will pass upon the validity of the common stock on our behalf. Certain matters with respect to United States law will be passed upon by Akin Gump Strauss Hauer & Feld LLP on behalf of the underwriters.

EXPERTS

        The financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Estimates of our oil and natural gas reserves and related information as of September 1, 2005 and December 31, 2004 included in this prospectus have been derived from engineering reports prepared by Netherland, Sewell & Associates, Inc. Estimates of our oil and natural gas reserves and related information as of December 31, 2003, 2002, 2001 and 2000 included in this prospectus have been derived from engineering reports prepared by Ryder Scott Company, L.P. The estimates have been so included in reliance upon the reports of those firms given upon their authority as experts in petroleum engineering.

CONSOLIDATED FINANCIAL STATEMENTS OF
VENOCO, INC. AND SUBSIDIARIES

INDEX

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2005 (unaudited), December 31, 2004 and December 31, 2003
Consolidated Statements of Operations for the Nine Months Ended September 30, 2005 and 2004 (unaudited) and the Years Ended December 31, 2004, 2003 and 2002
Consolidated Statements of Comprehensive Income (Loss) for the Nine Months Ended September 30, 2005 and 2004 (unaudited) and the Years Ended December 31, 2004, 2003 and 2002
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the Nine Months Ended September 30, 2005 (unaudited) and the Years Ended December 31, 2004 and 2003
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2004 (unaudited) and the Years Ended December 31, 2004, 2003 and 2002
Notes to Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002 and the Nine Months Ended September 30, 2005 and 2004 (unaudited)

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Venoco, Inc.
Carpinteria, California

        We have audited the accompanying consolidated balance sheets of Venoco, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Venoco, Inc. and subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 13 to the consolidated financial statements, the Company implemented the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 29, 2005, except as to the Marquez Energy acquisition section of Note 1 as to which the date is December 15, 2005

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

		December 31,
	September 30, 2005
		2004	2003
	(Successor)	(Successor)	(Predecessor)
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,023	$54,715	$8,417
Accounts receivable	26,449	17,755	16,498
Inventories	1,784	1,079	961
Prepaid expenses and other current assets	7,025	3,431	3,168
Notes receivable—officers	—	1,420	3,479
Income tax receivable	—	3,906	1,185
Deferred income taxes	—	209	6,241
Commodity derivatives	3,680	5,300	—

Total current assets	51,961	87,815	39,949

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Oil and gas properties (full cost method, of which $2,226, $3,317 and $6,764 were excluded from amortization at September 30, 2005 (Unaudited), December 31, 2004 and 2003, respectively)	239,340	214,842	248,372
Drilling equipment	7,767	7,594	15,818
Other property and equipment	27,001	25,857	3,616

Total property, plant and equipment	274,108	248,293	267,806
Less accumulated depletion, depreciation, amortization and impairment	64,857	49,730	97,143

Net property, plant and equipment	209,251	198,563	170,663

OTHER ASSETS:
Commodity derivatives	950	4,855	—
Deferred loan costs	5,918	6,596	290
Other	1,127	1,053	1,350

Total other assets	7,995	12,504	1,640

	$269,207	$298,882	$212,252

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except shares and per share amounts)

		December 31,
	September 30, 2005
		2004	2003
	(Successor)	(Successor)	(Predecessor)
	(Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$33,164	$19,385	$17,362
Undistributed revenue payable	4,492	4,774	2,608
Current maturities of long-term debt	124	127	23,333
Commodity derivatives	39,603	1,520	2,142
Income taxes payable	4,853	—	—
Minority interest purchase accrued	—	5,316	—

Total current liabilities	82,236	31,122	45,445

LONG-TERM DEBT	158,942	163,542	22,969
DEFERRED INCOME TAXES	1,000	32,208	25,975
CASH DIVIDENDS PAYABLE	—	—	14,338
COMMODITY DERIVATIVES	21,874	—	—
ASSET RETIREMENT OBLIGATIONS	24,540	23,184	19,071
OTHER LIABILITIES	—	—	1,538

Total liabilities	288,592	250,056	129,336

MANDATORILY REDEEMABLE PREFERRED STOCK
Mandatorily redeemable convertible non-participating preferred stock, $.01 par value (50,000 shares authorized; 8,192.9 shares issued and outstanding at December 31, 2003)	—	—	80,432
COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	—	387	—
STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, $.01 par value (200,000,000 shares authorized; 32,692,500 shares issued and outstanding at September 30, 2005 (Unaudited) and December 31, 2004; 35,890,545 shares issued and 34,906,170 shares outstanding at December 31, 2003)	327	327	359
Additional paid-in capital	21,057	31,085	(12)
Retained earnings (accumulated deficit)	(19,766)	15,104	4,950
Accumulated other comprehensive income (loss)	(21,003)	1,923	(1,313)

	(19,385)	48,439	3,984
Less cost of treasury stock—984,375 common shares	—	—	(1,500)

Total stockholders' equity (deficit)	(19,385)	48,439	2,484

	$269,207	$298,882	$212,252

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	(Unaudited)
REVENUES:
Oil and natural gas sales	$134,668	$99,761	$139,961	$109,754	$93,475
Commodity derivative losses (realized)	(15,442)	(11,076)	(17,589)	(10,272)	(7,618)
Commodity derivative losses (unrealized)	(44,241)	(1,692)	(1,096)	—	(2,953)
Other	2,867	4,134	4,003	3,712	2,195

Total revenues	77,852	91,127	125,279	103,194	85,099

EXPENSES:
Oil and natural gas production	38,030	35,298	49,567	45,617	43,337
Transportation expense	1,680	2,222	1,461	1,244	1,831
Depletion, depreciation, amortization and impairment	15,127	10,992	16,489	16,161	19,630
Accretion of abandonment liability	1,311	1,093	1,482	1,401	—
General and administrative, net of amounts capitalized	10,654	8,697	11,272	11,632	16,018
Litigation settlement	—	—	—	6,000	—
Amortization of deferred loan costs	1,341	233	3,050	370	464
Interest, net	10,181	1,076	2,269	2,125	2,343

Total expenses	78,324	59,611	85,590	84,550	83,623

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	(472)	31,516	39,689	18,644	1,476
INCOME TAXES:
Current	11,537	6,808	5,479	3,838	(1,390)
Deferred	(12,180)	6,419	10,609	4,038	1,890

Total income taxes	(643)	13,227	16,088	7,876	500

Net income before minority interest and cumulative effect of change in accounting principle	171	18,289	23,601	10,768	976
Minority interest in Marquez Energy	42	36	95	—	—

Income before cumulative effect of change in accounting principle	129	18,253	23,506	10,768	976
Cumulative effect of change in accounting principle, net of tax	—	—	—	411	—

Net income	129	18,253	23,506	11,179	976
Preferred stock dividends	—	(6,348)	(7,134)	(8,465)	(8,465)
Excess of carrying value over repurchase price of preferred stock	—	—	29,904	—	—

Net income (loss) applicable to common equity	$129	$11,905	$46,276	$2,714	$(7,489)

Basic earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.00	$0.34	$1.33	$0.07	$(0.21)
Cumulative effect of change in accounting principle	—	—	—	0.01	—

Total	$0.00	$0.34	$1.33	$0.08	$(0.21)

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.00	$0.34	$0.48	$0.07	$(0.21)
Cumulative effect of change in accounting principle	—	—	—	0.01	—

Total	$0.00	$0.34	$0.48	$0.08	$(0.21)

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	(Unaudited)
Net income	$129	$18,253	$23,506	$11,179	$976
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
Foreign exchange translation adjustment, net of tax of $48	—	—	—	—	78
Hedging activities:
Reclassification adjustments for settled contracts(1)	161	605	1,293	1,655	(2,593)
Changes in fair value of outstanding hedging positions(2)	(23,087)	(6,043)	1,943	(1,244)	(1,716)

Other comprehensive income (loss)	(22,926)	(5,438)	3,236	411	(4,231)

Comprehensive income (loss)	$(22,797)	$12,815	$26,742	$11,590	$(3,255)

(1)
Net of tax (benefit) of $106 and $398 for the nine months ended September 30, 2005 and 2004, respectively, and $849, $1,018 and $(1,594) for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)
Net of tax (benefit) of $(15,197) and $(3,969) for the nine months ended September 30, 2005 and 2004, respectively, and $1,276, $(800) and $(1,055) for the years ended December 31, 2004, 2003 and 2002, respectively.

See notes to consolidated financial statements

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands)

	Common Stock		Treasury Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCE AT JANUARY 1, 2003 (Predecessor)	35,890	$359	984	$(1,500)	$(12)	$2,236	$(1,724)	$(641)
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	1,655	1,655
Change in value of derivatives, net of tax	—	—	—	—	—	—	(1,244)	(1,244)
Net income	—	—	—	—	—	11,179	—	11,179
Preferred stock dividends	—	—	—	—	—	(8,465)	—	(8,465)

BALANCE AT DECEMBER 31, 2003 (Predecessor)	35,890	359	984	(1,500)	(12)	4,950	(1,313)	2,484
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	1,293	1,293
Change in value of derivatives, net of tax	—	—	—	—	—	—	1,943	1,943
Net income	—	—	—	—	—	23,506	—	23,506
Excess of carrying value over repurchase price of preferred stock	—	—	—	—	29,904	—	—	29,904
Marquez Energy equity, net of minority interest	—	—	—	—	1,736	1,356	—	3,092
Preferred stock dividends	—	—	—	—		(7,134)	—	(7,134)
Purchase accounting adjustments	(3,197)	(32)	(984)	1,500	(543)	(7,574)	—	(6,649)

BALANCE AT DECEMBER 31, 2004 (Successor)	32,693	327	—	—	31,085	15,104	1,923	48,439
Comprehensive income (Unaudited):
Reclassification adjustment for settled contracts, net of tax (Unaudited)	—	—	—	—	—	—	161	161
Change in value of derivatives, net of tax (Unaudited)	—	—	—	—	—	—	(23,087)	(23,087)
Distribution payments to Marquez Energy member, net of minority interest (Unaudited)	—	—	—	—	(645)	—	—	(645)
Payment of dividends to shareholder (Unaudited)	—	—	—	—	—	(35,000)	—	(35,000)
Marquez Energy acquisition adjustment (Unaudited)	—	—	—	—	(9,383)	1	—	(9,382)
Net Income (Unaudited)	—	—	—	—	—	129	—	129

BALANCE AT SEPTEMBER 30, 2005 (Successor) (Unaudited)	32,693	$327	—	$—	$21,057	$(19,766)	$(21,003)	$(19,385)

See notes to consolidated financial statements

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$129	$18,253	$23,506	$11,179	$976
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation, amortization and impairment	15,127	10,992	16,489	16,161	19,630
Accretion of abandonment liability	1,311	1,093	1,482	1,401	—
Cumulative effect of change in accounting principle	—	—	—	(411)	—
Deferred income taxes (benefit)	(12,180)	6,419	10,609	4,038	1,890
Amortization of deferred loan costs	1,341	183	3,050	370	464
Amortization of bond discounts	103	—	—	—	—
Amortization and interest on notes receivable	25	(9)	(2)	(278)	(288)
Gain on sale of subsidiary	—	(100)	(100)	—	—
Gain on sale of property and equipment	—	—	—	(9)	(4)
Minority interest in undistributed earnings	42	36	95	—	—
Changes in operating assets and liabilities:
Accounts receivable	(9,418)	(2,855)	(976)	(1,032)	(962)
Inventories	(705)	(93)	(118)	93	(126)
Prepaid expenses and other current assets	(3,547)	(1,127)	(241)	(839)	(206)
Income tax receivable	3,907	1,185	(2,721)	(322)	1,628
Accounts payable and accrued liabilities	5,175	892	2,630	3,846	(1,083)
Income taxes payable	4,730	272	—	—	—
Undistributed revenue payable	369	146	1,445	(1,392)	1,249
Change in other liabilities	—	(533)	(1,198)	(164)	1,703
Net premiums paid on derivative contracts	(18,434)	(3,026)	(6,511)	—	(263)
Changes in unrealized commodity derivatives and amortization of premiums	45,900	1,692	1,095	(2,691)	5,676

Net cash provided by operating activities	33,875	33,420	48,534	29,950	30,284

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(59,183)	(9,759)	(21,568)	(9,032)	(35,358)
Acquisition of Marquez Energy, LLC	(14,628)	1,328	(672)	—	—
Proceeds from sale of oil and gas properties	44,619	1,526	1,526	1	2
Expenditures for drilling equipment	(173)	(2)	(22)	—	(3,248)
Expenditures for other property and equipment	(1,144)	(98)	(239)	(32)	(237)
Purchase of new building	—	—	(14,653)	—	—
Proceeds from sale of other property and equipment	—	228	228	16	4
Notes receivable—officers and employees	1,370	3,530	2,188	237	276
Other assets	(50)	(158)	(3)	(114)	(355)

Net cash used in investing activities	(29,189)	(3,405)	(33,215)	(8,924)	(38,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from Marquez Energy members	—	—	500	—	—
Proceeds from issuance of common stock	—	—	—	—	4
Proceeds from long-term debt	39,000	4,685	272,397	—	44,135
Principal payments on long-term debt	(43,706)	(23,625)	(159,654)	(23,333)	(27,500)
Distribution payments to Marquez Energy member	(707)	(10)	(611)	—	—
Purchase of preferred stock and unpaid dividends	—	—	(72,000)	—	—
Payments of dividends to shareholder	(35,000)	—	—	—	(2,048)
Repurchase of common shares	(5,301)	—	—	—	—
Increase in deferred loan costs	(664)	(60)	(9,653)	—	(107)

Net cash (used in) provided by financing activities	(46,378)	(19,010)	30,979	(23,333)	14,484

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	126
Net (decrease) increase in cash and cash equivalents	(41,692)	11,005	46,298	(2,307)	5,978
Cash and cash equivalents, beginning of period	54,715	8,417	8,417	10,724	4,746

Cash and cash equivalents, end of period	$13,023	$19,422	$54,715	$8,417	$10,724

Supplemental Disclosure of Cash Flow Information—
Cash paid (received) during the year for:
Interest	$7,474	$1,685	$2,524	$2,958	$2,332

Income taxes	$2,900	$5,350	$8,200	$4,160	$(3,019)

Supplemental Disclosure of Noncash Activities—
Accretion of preferred stock issuance fees	$—	$136	$204	$272	$272

        On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". There was no impact on the Company's cash flows as a result of adopting this statement. See Note 13 for disclosure of the non-cash items recorded in the consolidated financial statements due to adoption of this statement.

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (unaudited)

1.    ORGANIZATION AND NATURE OF OPERATIONS

        General—Venoco, Inc. (the "Company"), a Delaware corporation, is engaged in the business of acquiring interests in, and exploring for and developing, oil and natural gas properties with a focus offshore and onshore California.

        Stock Split—All common share amounts in the accompanying financial statements have been adjusted to reflect the one-for-1,000 reverse stock split effected on February 10, 2005 and the one-for-7,500 stock split effected on November 8, 2005.

        New Company Basis—During 2004, the Company's CEO, Tim Marquez, increased his ownership in the Company from 41% to 100%. In a transaction that closed on July 12, 2004, Mr. Marquez paid an aggregate of $16.2 million in cash for 18,509,468 shares of common stock of the Company (representing 53% of the common stock then outstanding) from two of the Company's former officers and their respective affiliates. On December 22, 2004, the Company merged with a corporation the sole stockholder of which was a trust controlled by Mr. Marquez. In the merger, the Company paid an aggregate of $5.4 million in cash for 2,212,208 shares of common stock. The merger resulted in an increase in Mr. Marquez's beneficial ownership of the Company's common stock from 94% to 100%.

        As a result of Mr. Marquez obtaining control of over 95% of the common stock of the Company on December 22, 2004, SEC Staff Accounting Bulletin No. 54 requires the acquisition by Mr. Marquez to be "pushed-down," meaning the post-transaction financial statements of the acquired entity reflect a new basis of accounting. Due to the de minimis impact on the Company's results of operations for the nine-day period ended December 31, 2004, the basis of accounting has been applied to the Company's financial statements as of December 31, 2004.

        The purchase price paid as a result of each transaction described above has been allocated to the underlying assets and liabilities based upon Mr. Marquez's acquired interests (53% on July 12, 2004 and 6% on December 22, 2004) in the respective fair market values of assets and liabilities at the date of each transaction. Accordingly, adjustments have been made to the historical values of assets and liabilities which reflect Mr. Marquez's acquisition of the common stock of the Company that he did not already own. Fair value was determined using a variety of valuation methods, including third party appraisals.

        The following represents the estimated values attributable to the assets acquired and liabilities assumed in Mr. Marquez's acquisition of the remaining 59% ownership in the Company. These values include the historical values attributable to Mr. Marquez's predecessor basis (in thousands).

Consideration paid for 18,509,468 common shares (53% of the total outstanding) on July 12, 2004	$16,185
Consideration paid to minority shareholders as a result of statutory merger for 2,212,208 common shares (6% of the total outstanding) on December 22, 2004	5,439

Total purchase price	$21,624

Allocation of purchase price:
Current assets	$83,791
Oil and gas properties	161,892
Other property, plant and equipment	19,049
Land	10,303
Other non-current assets	12,468

287,503

Current liabilities	29,689
Long term debt	158,858
Deferred incomes taxes	32,208
Asset retirement obligation	22,408

243,163

Net assets	44,340
Historical net assets attributable to non-selling interests (Predecessor basis for Mr. Marquez's 41% ownership of the Company as of June 30, 2004)	(22,716)

Fair value of net assets acquired	$21,624

        Marquez Energy Acquisition—On March 21, 2005, the Company acquired Marquez Energy, a Colorado limited liability company that was majority-owned and controlled by Tim Marquez. Because of the common ownership of Marquez Energy and the Company, this acquisition has been recorded in a manner similar to a pooling-of-interests. Common control occurred in July 2004 when Tim Marquez acquired an additional 53% of the Company's common stock bringing his common stock holdings to 94%. The Company's financial statements have been adjusted to give effect to the acquisition of Marquez Energy as if it had occurred in July 2004. In addition, because of the common control, Tim Marquez's historical basis in Marquez Energy has been carried over and the excess purchase price of $9.4 million, net of deferred taxes, has been charged directly to equity. Oil and gas properties were written up to their pro rata fair values for amounts paid to minority interests. Due to the de minimis impact on Marquez Energy's results of operations for the ten-day period following the closing, the acquisition was recorded as if it had occurred on March 31, 2005.

        The following table summarizes the recording of the Marquez Energy acquisition (in thousands).

Write up of oil and natural gas properties to fair value—amount paid to minority interests	$3,642
Deferred income tax asset	3,604
Charge to equity for excess of purchase price over Mr. Marquez's historical basis, net of deferred taxes	9,750
Credit to equity for reversal of minority interest	(367)

Total purchase price	$16,629

        The Company's 2004 statement of operations has been adjusted to add Marquez Energy operations from July 2004 forward. Operations of Marquez Energy alone for the six months ended December 31, 2004 consisted of the following (in thousands):

Gas sales	$2,501
Other revenues	322

Total revenues	2,823

Operating expenses	787
D, D &A	148
G&A and other	786
Minority interest	95

Total expenses	1,816

Net income	$1,007

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant financial estimates are based on remaining proved oil and natural gas reserves. Estimates of proved reserves are key components of the Company's depletion rate for oil and natural gas properties and the full cost ceiling test limitation. See Note 15—Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited).

        Business Segment Information—The Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and

Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in activities from which the Company may earn revenues and incur expenses.

        The Company operates in one segment as each of its operating areas have similar economic characteristics and each meets the criteria for aggregation as defined in SFAS No. 131. All of the Company's operations involve the exploration, development and production of oil and natural gas and currently all operations are located in the United States. The Company has a single, company-wide management team that administers all properties as a whole rather than as discrete operating segments. The Company tracks only basic operational data by area and does not maintain separate financial statement information by area. The chief decision maker measures financial performance as a single enterprise and not on an area-by-area basis. Throughout the year, the chief decision maker freely allocates capital resources on a project-by-project basis across the Company's entire asset base to maximize profitability without regard to individual areas or segments.

        Concentration of Credit Risk—The Company's accounts receivable result from oil and natural gas sales to major oil and intrastate gas pipeline companies and to joint venture partners that own interests in properties operated by the Company. For the year ended December 31, 2004, the Company's oil and natural gas sales to three major customers represented 48 percent, 27 percent and 11 percent of the Company's total revenues. For the year ended December 31, 2003, the Company's oil and natural gas sales to three major customers represented 46 percent, 27 percent and 12 percent of the Company's total revenues. For the year ended December 31, 2002, the Company's oil and natural gas sales to three major customers represented 47 percent, 21 percent and 10 percent of the Company's total revenues. The Company's accounts receivable are considered fully collectible; therefore, no valuation allowance is considered necessary. However, Marquez Energy has recorded a reserve of $0.1 million at December 31, 2004 for an uncollectible account. As of December 31, 2004, 30%, 18%, and 15% of the total accounts receivable balance was receivable from the Company's three major customers. Title to oil and natural gas sold is typically transferred at the wellhead, except in the case of the South Ellwood field, where title is transferred when the barge that transports production from the field completes delivery.

        Revenue Recognition and Gas Imbalances—Oil revenues are recognized based on actual volumes of oil produced. The Company uses the entitlement method of accounting for natural gas revenues. Under this method, revenues are recognized based on actual production of natural gas. The Company incurs production gas volume imbalances in the ordinary course of business. Net deliveries in excess of entitled amounts are recorded as liabilities, while net under-deliveries are reflected as assets. Imbalances are reduced either by subsequent recoupment of over- and under-deliveries or by cash settlement, as required by applicable contracts. Production imbalances are valued at the lower of (1) the price in effect at the time of production, (2) the current market value, or (3) if a contract is in-hand, the contract price. The Company's production imbalances were not material at December 31, 2004 and 2003.

        The Company records revenues from sales of natural gas and crude oil when delivery to the customer has transferred as defined in related sales contracts. This generally occurs when a barge completes delivery, oil or natural gas has been delivered to a pipeline or a refinery, or has otherwise been transferred to a customer's facilities or possession. Other revenues primarily include amounts received from purchasers of oil production to reimburse the Company for transportation and barge expenses. Transportation expense, net of pipeline tariff, is excluded from production expenses and is reflected separately as transportation expense.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash and liquid investments with an original maturity of three months or less.

        Inventories—Included in inventories are oil field materials and supplies, stated at the lower of cost or market, cost being determined by the first-in, first-out method.

        Oil and Natural Gas Properties—The Company's oil and natural gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of oil and natural gas properties and with the exploration for, and development of, oil and natural gas reserves. Proceeds from the disposition of oil and natural gas properties are accounted for as adjustments to the full cost pool, with no gain or loss recognized unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

        Depletion of the capitalized costs of oil and natural gas properties, including estimated future development and abandonment costs, is provided for using the equivalent unit-of-production method based upon estimates of proved oil and natural gas reserves. Depletion expense for the years ended December 31, 2004, 2003, and 2002 was $14.8 million, $13.8 million, and $15.9 million, respectively ($3.63, $3.42, and $3.60, respectively, per equivalent barrel of oil).

        Unproved property costs not subject to amortization consist primarily of leasehold costs related to unproved areas. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves established or impairment determined. Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful. The Company will continue to evaluate these properties and costs which will be transferred into the amortization base as the undeveloped areas are tested. Impairment losses of $0.1 million, $0.6 million, and $1.9 million were recorded for the years ended December 31, 2004, 2003 and 2002, respectively, in respect of foreign properties. Interest costs capitalized as part of unproved property costs were $0.4 million, $0.3 million, and $0 for the years ended December 31, 2004, 2003, and 2002, respectively.

        In accordance with the full cost method of accounting, the net capitalized costs of oil and gas properties are subject to a ceiling based upon the related estimated future net revenues, discounted at 10 percent, net of tax considerations, plus the lower of cost or estimated fair value of unproved properties. The ceiling test is calculated using oil and natural gas prices in effect as of the balance sheet date. The Company uses derivative financial instruments that qualify for cash flow hedge accounting under SFAS No. 133 to hedge against the volatility of crude oil and natural gas prices, and in accordance with Securities and Exchange Commission guidelines, the Company includes estimated future cash flows from its hedging program in the ceiling test calculation. At December 31, 2004 and 2003, the Company's net capitalized costs did not exceed the ceiling.

        General and Administrative Costs and Expenses—Under the full cost method of accounting, the Company capitalizes a portion of general and administrative expenses that are directly identified with acquisition, exploration and development activities. These capitalized costs include salaries, employee benefits, costs of consulting services and other specifically identifiable costs and do not include costs related to production operations, general corporate overhead or similar activities. The Company capitalized general and administrative costs directly related to its acquisition, exploration and development activities during 2004, 2003 and 2002 of $2.3 million, $3.2 million, and $4.4 million, respectively.

        Drilling Equipment and Other Property and Equipment—Drilling equipment and other property and equipment, which includes buildings, leasehold improvements, office and other equipment, are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 25 years. Depreciation and amortization expense for the years ended December 31, 2004, 2003 and 2002 was $1.6 million, $1.7 million and $1.8 million, respectively.

        Derivative Financial Instruments—The Company enters into derivative contracts, primarily collars, swaps and option contracts, to hedge future crude oil and natural gas production in order to mitigate the risk of market price fluctuations. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings as a component of oil and natural gas revenues. To qualify for hedge accounting, the derivative must qualify either as a fair value hedge, cash flow hedge or foreign currency hedge. Currently, the Company has designated certain derivatives as cash flow hedges for accounting purposes and the remaining discussion will relate exclusively to this type of derivative instrument. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in Accumulated Other Comprehensive Income (Loss) ("OCI"), a component of Stockholders' Equity, to the extent the hedge is effective. Gains and losses are reclassified from OCI to the income statement as a component of oil and natural gas revenues in the period the hedged production occurs.

        In order to qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. The Company measures effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedge instrument is no longer considered highly effective. Gains and losses deferred in OCI related to cash flow hedges that are determined to be no longer highly effective remain unchanged until the related product is delivered. If it is determined that it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

        The Company determines hedge ineffectiveness based on changes during the period in the price differentials between the index price of the derivative contracts (which uses a New York Mercantile Exchange ("NYMEX") index in the case of oil hedges, and NYMEX and PG&E Citygate in the case of natural gas hedges) and the contract price for the point of sale for the cash flow that is being hedged. Hedge ineffectiveness occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction.

Ineffectiveness is recorded in earnings to the extent the cumulative changes in fair value of the actual derivative exceed the cumulative changes in fair value of the hypothetical derivative.

        Fair Value of Financial Instruments—The Company's financial instruments consist primarily of cash equivalents, accounts receivable and payable, derivatives, notes receivable from related parties and long-term debt. The carrying values of cash equivalents and accounts receivable and payable are representative of their fair values due to their short-term maturities. It is not practical to determine the fair value of notes receivable due to the related-party nature of the transactions. As of December 31, 2004, the carrying value of long-term debt approximates its fair value because the stated rate of interest approximates the market rate. See Note 4 for information regarding derivatives.

        Income Taxes—Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance.

        Environmental—The Company is subject to extensive federal, state and local environmental laws and regulations. These laws and regulations, which regularly change, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally recorded at their undiscounted amounts unless the amount and timing of payments is fixed or reliably determinable. The Company believes that it is in material compliance with existing laws and regulations.

        Foreign Currency—From November 2001 until March 2004, the Company had a foreign subsidiary which operated a branch in Argentina. The functional currency of the subsidiary was the Argentine peso. Translation adjustments resulting from translating the Argentine subsidiary's peso financial statements into U.S. dollars were included in OCI and were not material.

        Earnings Per Share—Basic net income per common share of stock is calculated by dividing net income available to common stockholders by the weighted average of common shares outstanding during each period.

        Diluted net income per common share of stock is calculated by dividing adjusted net income by the weighted average of common shares outstanding, including the effect of other dilutive securities. Adjusted net income is calculated using the if-converted method and, for periods in which shares of the Company's mandatorily redeemable convertible non-participating preferred stock were outstanding, is derived by adding dividends paid or accrued on such preferred stock back to net income and then adjusting for nondiscretionary items that (i) are based on income and (ii) would have changed had the preferred shares been converted at the beginning of the period. Potentially dilutive securities of the Company consist of outstanding in-the-money options to purchase the Company's common stock and shares into which the preferred stock may be converted.

        The treasury stock method is used to measure the dilutive impact of stock options. The following table details the weighted average dilutive and anti-dilutive securities related to stock options for the periods presented:

	Nine Months Ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Dilutive	1,662,080	—	—	21,945	81,558
Anti-dilutive	511,784	375,972	335,764	480,731	1,072,846

        The dilutive effect of stock options is considered in the detailed calculation below.

        Shares associated with the conversion feature of the preferred stock are accounted for using the if-converted method as described above. A total of 14,528,638 potentially dilutive shares related to the preferred stock were included in the calculation of diluted net income per common share for the year ended December 31, 2004. A total of 17,217,379 potentially dilutive shares related to the preferred stock were excluded from the calculation of diluted net income per share for the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004, because they were not dilutive. The preferred stock was issued in June 1998. In November 2004, the Company repurchased all of the preferred stock.

        The following table sets forth the calculation of basic and diluted earnings per share (in thousands except per share amounts):

	Nine Months Ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Income (loss) attributable to common shareholders before cumulative effect of change in accounting principle	$129	$11,905	$46,276	$2,303	$(7,489)
Cumulative effect of change in accounting principle	—	—	—	411	—

Net income (loss) attributable to common shareholders	129	11,905	46,276	2,714	(7,489)
Adjustments to net income (loss) for dilution:
Add: Preferred stock dividend if convertible preferred stock converted to equity	—	—	7,134	—	—
Deduct: Excess of carrying value over repurchase price of preferred stock	—	—	(29,904)	—	—

Net income adjusted for the effect of dilution	129	11,905	23,506	2,714	(7,489)

Basic weighted average common shares outstanding	32,694	34,906	34,858	34,906	34,906
Add: dilutive effect of stock options	41	—	—	8	—
Add: dilutive effect of convertible preferred stock	—	—	14,529	—	—

Diluted weighted average common shares outstanding	32,735	39,906	49,387	34,914	34,906

Basic earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.00	$0.34	$1.33	$0.07	$(0.21)
Cumulative effect of change in accounting principle	—	—	—	0.01	—

Total	$0.00	$0.34	$1.33	$0.08	$(0.21)

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.00	$0.34	$0.48	$0.07	$(0.21)
Cumulative effect of change in accounting principle	—	—	—	0.01	—

Total	$0.00	$0.34	$0.48	$0.08	$(0.21)

        Stock-Based Compensation—The Company grants stock options to employees and non-employee directors. On December 22, 2004, the Company's CEO, Timothy Marquez, effected a "short form merger" pursuant to Delaware law, the effect of which was to convert existing shares of the Company's common stock held by minority stockholders into the right to receive cash. As a result of the merger, then-outstanding stock options were either converted into cash or were terminated. Therefore, the Company had no outstanding stock options at December 31, 2004. During 2005, the Company entered into non-qualified stock option agreements with certain employees and directors of the Company other than Mr. Marquez. Options granted totaled 4,013,663 as of September 30, 2005 as more fully described in Note 8—Stock Option Plans.

        The Company accounts for stock-based compensation using the intrinsic value recognition and measurement principles prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. No compensation expense is reflected in net income for stock options as all stock options had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (in thousands except per share amounts):

	Nine Months ended September 30,		Year ended December 31,
	2005	2004	2004	2003	2002
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Net income (loss) attributable to common shareholders before cumulative effect of change in accounting principle	$129	$11,905	$46,276	$2,303	$(7,489)
Cumulative effect of change in accounting principle				411

Net income (loss) as reported	129	11,905	46,276	2,714	(7,489)
Add: stock-based employee compensation expense included in reported net income, net of related income tax effects	—	—	—	—	—
Less: stock based employee compensation expense determined under the fair value method for all awards, net of related income tax effects	(1,348)	(47)	(62)	(62)	(62)

Pro forma	$(1,219)	$11,858	$46,214	$2,652	$(7,551)

Pro forma basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.04)	$0.34	$1.33	$0.06	$(0.22)
Cumulative effect of change in accounting principle	—	—	—	0.01	—

Total	$(0.04)	$0.34	$1.33	$0.07	$(0.22)

Pro forma diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.04)	$0.34	$0.47	$0.06	$(0.22)
Cumulative effect of change in accounting principle	—	—	—	0.01	—

Total	$(0.04)	$0.34	$0.47	$0.07	$(0.22)

        For purposes of the pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods.

        SFAS No. 123 establishes a fair value method of accounting for stock-based compensation plans through either recognition or disclosure. The Company currently plans to adopt SFAS No.123R (revised 2004), "Share-Based Payments" as of January 1, 2006, which requires that the compensation relating to all stock-based awards, including stock options, be recognized in the financial statements. The Company expects that stock option grants will continue to be a significant part of employee compensation, and, therefore, SFAS No. 123R will have a significant impact on its financial statements.

        New Accounting Standards—In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, Consolidation of Variable Interest Entities. In December 2003, FIN 46 was replaced by FASB interpretation No. 46R, Consolidation of Variable Interest Entities. FIN 46R clarifies the application of Accounting Research Bulletin No. 51—Consolidated Financial Statement, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46R requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's losses, is entitled to receive a majority of the entity's expected residual returns, or both. FIN 46R is effective for entities being evaluated under FIN 46R for consolidation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company's consolidated financial position or results of operations.

        In September 2004, the SEC issued Staff Accounting Bulletin No. 106 ("SAB 106") to provide new guidance on how asset retirement obligations should impact the limitation on the amount of costs that can be capitalized on the balance sheet under the full cost method of accounting for oil and gas companies ("full cost ceiling"). SAB 106 provides that since the asset associated with the asset retirement obligation is now reported on the balance sheet, costs related to the asset retirement obligation in the future net cash flow calculation should be omitted to avoid double-counting these costs. Because the Company's existing practice was already in conformance with SAB 106, the adoption of this portion of SAB 106 did not have a material impact on the Company's financial condition or results of operations.

        In addition, SAB 106 addresses the DD&A treatment of estimated dismantlement and abandonment costs which are expected to result from future development activities. SAB 106 concluded that to the extent that future estimated dismantlement and abandonment costs have not been included as capitalized costs in the base for computing DD&A because they had not yet been incurred and therefore not yet capitalized as asset retirement costs under SFAS No. 143, these costs are still required to be included in the base for computing DD&A. Because the Company's existing practice was in conformance with SAB 106, the adoption of this portion of SAB 106 did not have a material impact on the Company's financial condition or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standard 123 (revised 2004) Share-Based Payment ("SFAS 123R"), an amendment to Statement of Financial Accounting Standards 123 and 95. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Public companies with a calendar year-end will be required to adopt the provisions of the standard effective for periods beginning after June 15, 2005. The Company expects that SFAS 123R will have a significant impact on its financial statements.

        In December 2004, the FASB issued Statement of Accounting Standard 153, Exchanges of Nonmonetary Assets ("SFAS 153"), an amendment of Accounting Principles Board ("APB") Opinion 29 that eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company does not expect SFAS 153 to have a material effect on its consolidated financial position or results of operations.

3.    SALES OF PROPERTIES

        In February 2004, the Company sold its interest in the North and South Afton, California, gas properties for a net sales price of approximately $1.5 million. In accordance with its accounting policies, the Company did not recognize any gain or loss on the transaction, but applied the net sales proceeds to reduce the capitalized cost of its oil and gas properties.

        In March 2004, the Company sold its subsidiary, Venoco Patagonia, Ltd., a Bermuda corporation, for $0.2 million. The $0.2 million sales price was comprised of cash of $0.1 million and payment of liabilities of $0.1 million. The gain recognized on the sale of the subsidiary was immaterial to the financial statements of the Company.

4.    HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

        The Company utilizes swap, collar agreements and option contracts to hedge the effect of price changes on a portion of its future oil and natural gas production. The objective of the Company's hedging activities and the use of derivative financial instruments is to achieve more predictable cash flows. While the use of these derivative instruments limits the downside risk of adverse price movements, they also limit future revenues from favorable price movements. The use of derivatives also involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts.

        Total net losses on derivative instruments included in oil and natural gas revenues for the year ended December 31, 2004 were $18.7 million. This amount consisted of realized net losses of $17.6 million (consisting of $17.4 million for designated cash flow hedges and $0.2 million for derivatives not designated as hedging instruments) and an unrealized net loss of $1.1 million (consisting of losses of $2.6 million representing the ineffective portion of designated cash flow hedges and gains of $1.5 million for derivatives not designated as hedging instruments). Total net losses on derivative instruments included in oil and natural gas revenues for the year ended December 31, 2003 were $10.3 million. This amount consisted of realized net losses of $7.6 million for designated cash flow hedges, and realized net losses of $2.7 million for derivatives not designated as hedging instruments. Total net losses on derivative instruments included in oil and natural gas revenues for the year ended December 31, 2002 were $10.6 million. This amount consisted of realized and unrealized net losses of $4.9 million and $0.5 million, respectively, for designated cash flow hedges; and realized and unrealized net losses of $2.7 million and $2.5 million, respectively, for derivatives not designated as hedging instruments.

        As of December 31, 2004, the Company had cash flow hedge assets of $10.2 million ($6.1 million after tax) and cash flow hedge liabilities of $1.5 million ($0.9 million after tax). The Company expects to reclassify as increases to earnings (related to cash flow hedges expiring in 2005) during the next twelve months $0.7 million ($0.4 million after tax) in OCI as of December 31, 2004.

        Crude Oil Agreements—As of December 31, 2004, the Company has entered into option, swap and collar agreements to receive average minimum and maximum New York Mercantile Exchange (NYMEX) West Texas Intermediate (WTI) prices of $37.54 and $46.53, respectively, per barrel on 3,546,915 barrels and 2,086,915 barrels, respectively, of production in 2005 and average minimum and maximum NYMEX WTI prices of $40.68 and $48.94, respectively, per barrel on 1,460,000 barrels of production in 2006. Location and quality differentials attributable to the Company's properties are not included in the aforementioned prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price.

        Natural Gas Agreements—As of December 31, 2004, the Company has entered into option, swap and collar agreements to receive an average minimum price of $6.04 per MCF on 13,014 MCF per day and an average maximum price of $6.77 per MCF on 4,000 MCF per day for 2005 and average minimum and maximum prices of $6.20 per MCF and $7.87 per MCF, respectively, on 6,000 MCF per day for 2006 based on the Natural Gas Intelligence monthly index for PG&E Citygate.

        As of December 31, 2004, the Company has entered into a fixed-price forward sales contract with a gas purchaser under which it is obligated for physical delivery of specified volumes of gas at a fixed price. As this contract provides for physical delivery of the gas it is not considered a hedge contract because it has been designated as a normal sale, the transaction will be recorded in the financial statements when the associated delivery occurs. The Company has contracted for 2,000 MCF per day at $4.47 per MCF for the period October 31, 2004 to September 30, 2005.

5.    LONG-TERM DEBT

        On December 20, 2004, the Company sold $150.0 million in 8.75% senior notes (the "notes") due December 2011. Interest on the notes is due each June 15 and December 15 beginning June 15, 2005. The notes are senior unsecured obligations and contain covenants that, among other things, limit the Company's ability to make investments, incur additional debt or issue preferred stock, create liens and sell assets.

        Proceeds from the sale of the notes were used to repay $98.7 million the Company had borrowed against its $102 million Senior Secured Facility (the "Senior Facility") obtained in November 2004. In December 2004, the Company amended and restated the Senior Facility, which became a revolving credit agreement with an initial borrowing base of $50 million and no associated term loan facility ("restated Credit Agreement"). The restated Credit Agreement is secured by a first priority lien on substantially all of the Company's oil and natural gas properties and other assets, including the stock of all of the Company's subsidiaries, and is unconditionally guaranteed by each of the Company's subsidiaries other than Ellwood Pipeline, Inc. and 6267 Carpinteria Avenue, LLC. The collateral also secures the Company's obligations to hedging counterparties that are also lenders, or affiliates of lenders, under the restated Credit Agreement. The restated Credit Facility will mature on November 4, 2007.

        Revolving loans made under the restated Credit Agreement are designated, at our option, as either "Base Rate Loans" or "LIBO Rate Loans". Base Rate Loans bear interest at a floating rate equal to (i) the greater of Bank of Montreal's announced base rate and the overnight federal funds rate plus one-half of 1.00% plus (ii) an applicable margin ranging from 0.25% to 1.00%, based upon amounts borrowed under the restated Credit Agreement. LIBO Rate Loans bear interest at (i) LIBOR plus (ii) an applicable margin ranging from 1.75% to 2.50%, based also upon amounts borrowed. At December 31, 2004, there were no borrowings against the restated Credit Agreement. A commitment fee of 0.50% per annum is payable with respect to unused borrowing availability under the restated Credit Agreement. The restated Credit Agreement contains a number of restrictive covenants with regard to leverage and current ratios and other terms customary in a credit facility secured by oil and natural gas properties. As of December 31, 2004, the Company was in compliance with all of its covenants.

        Initial proceeds of $100.7 million from borrowings under the Senior Facility were used to purchase all of the mandatorily redeemable convertible preferred stock plus accrued dividends at a cost of $72 million and to finance outstanding borrowings of $27.3 million under the Company's former $150.0 million Senior Secured Revolving/Term Credit Facility (the "Prior Facility") entered into in November 2000.

        The Prior Facility was fully revolving for two years, and converted to a three-year amortizing term loan on November 26, 2002, with the first quarterly payment of $5.8 million due on February 28, 2003. The Prior Facility was secured by the Company's oil and gas properties and real estate and contained restrictive covenants with regard to minimum tangible net worth, current ratio, EBITDA to interest and cash dividends ratio, prohibition on payments of dividends, and other covenants customary in credit arrangements of this nature. Funds advanced under the Prior Facility bore annual interest at the prime rate plus 50 to 150 basis points or London Inter-Bank Offered Rate plus 200 to 300 basis points, depending on the amount of the outstanding advance. Commitment fees ranged from 37.5 to 50 basis points. At December 31, 2003, the interest rate on long-term debt was 4.2 percent. As of December 31, 2003, the Company was in compliance with all of its financial covenants under the Prior Facility.

        On May 1, 2004 an event of default occurred under the Prior Facility because audited financial statements of the Company were not delivered to each bank and the administrative agent within 120 days after year end. On June 1, 2004 an agreement was reached between certain shareholders of the Company that ultimately resulted in the acquisition of 53% of the outstanding common shares in the Company in a transaction that closed on July 12, 2004. This change in control also triggered an event of default under the Prior Facility. The occurrence of these events of default gave the lender under the Prior Facility the option of declaring all amounts outstanding under the facility immediately due and payable, but it declined to do so.

        At December 31, 2004, Marquez Energy (which merged with the Company on March 21, 2005), had a $5.0 million revolving credit facility with the Bank of Oklahoma. Interest accrued at the JP Morgan Chase Bank prime rate plus 1 percent. The agreement was collateralized by Marquez Energy's oil and gas properties and was guaranteed by Marquez Energy's principal shareholder and president. The credit agreement also contained certain net worth, leverage and ratio requirements and limited the payment of distributions. At December 31, 2004, Marquez Energy had approximately $4.7 million of outstanding borrowings under this credit facility. The Company repaid the outstanding borrowings on March 21, 2005 of $3.2 million on this credit facility and terminated the facility.

        On December 9, 2004, the Company purchased an office building in Carpinteria, California for $14.2 million. The purchase was financed in part by a secured 5.79% $10 million promissory note due

January 1, 2015. The promissory note provides for a monthly payment of $58,612 beginning February 1, 2005 and continuing through December 1, 2014. The balance of unpaid principal and all accrued but unpaid interest is due and payable on January 1, 2015.

        At December 31, 2004, scheduled annual maturities of long-term debt are as follows:

Year Ending December 31 (in thousands):
2005	$127
2006	134
2007	143
2008	151
2009	160
2010 and after	162,954

$163,669

6.    INCOME TAXES

        The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2004	2003
	(Successor)	(Predecessor)
Deferred income tax assets:
Net operating loss carryforwards	$6	$2,505
Alternative minimum tax credits	4,910	5,399
Unrealized hedging losses	—	829
Accrued liabilities	408	3,267
State tax benefit	441	357
Other	418	28

	6,183	12,385
Deferred income tax liabilities:
Oil and natural gas properties	36,475	32,119
Prepaid expenses	845	—
Unrealized hedging gains	862	—

	38,182	32,119

Net deferred income tax liabilities	$31,999	$19,734

Net current deferred tax asset	$209	$6,241

Noncurrent deferred tax liability	$32,208	$25,975

        The Company's provision for income taxes is composed of the following (in thousands):

	2004	2003	2002
	(Predecessor)	(Predecessor)	(Predecessor)
Current:
Federal	$4,229	$2,878	$(1,147)
State	1,250	960	(243)
Deferred	10,609	4,038	1,890

Total provision for income taxes	$16,088	$7,876	$500

        A reconciliation of the Company's federal statutory rate (35% in 2004 and 34% in 2003 and 2002) to the Company's effective income tax rate is as follows (in thousands):

	2004	2003	2002
	(Predecessor)	(Predecessor)	(Predecessor)
Income tax expense at federal statutory rate	$13,506	$6,339	$502
State income taxes	1,791	875	60
Other	791	662	(62)

	$16,088	$7,876	$500

        At December 31, 2004, the Company had approximately $4.9 million in federal alternative minimum tax credit carry-forwards available to offset future regular income tax liabilities. There is no expiration date for these credits. Realization of these credits is subject to certain limitations and is contingent upon future earnings. Additionally, use of these credits is subject to annual limitations due to the stock ownership changes that took place in 2004.

        At December 31, 2004, the Company had approximately $125,000 in state net operating loss carry-forwards which will expire, if not used, as follows: $65,000 in 2005 and $60,000 in 2006.

7.    NOTES RECEIVABLE—EMPLOYEES

        Notes receivable—employees consists of amounts due from employees of the Company. The notes bear interest at 6 percent per annum. Certain notes will be forgiven after a period of employment ranging from three to six years. Those notes are being amortized and recognized as compensation expense over the term of the note. If an employee is terminated before the term of the note expires, the employee is obligated to pay the unamortized amount on the note. The Company has on occasion in the past forgiven the remaining unamortized amount on certain notes. If the Company forgives the remaining unamortized amount of the employee note, the amount forgiven is charged to compensation expense. The unamortized amount of employee notes receivable was $45,000 and $110,000 at December 31, 2004 and 2003, respectively, and $71,000 at September 30, 2005. These employee notes receivable, net of the amount amortized to compensation expense, are included in other assets on the Company's consolidated balance sheet. The Company periodically reviews employee notes receivable for collectibility and has determined that no reserve for uncollectible notes is necessary.

8.    STOCK OPTION PLANS

        The Company grants stock options to employees and non-employee directors. As of September 30, 2005, 4,013,663 options were outstanding. Options previously granted have had various exercise prices, vesting periods and expiration periods. All options granted to date have been granted at exercise prices equal to or greater than the respective market value of the underlying common stock on the grant dates. There were 33,750 stock options granted in 2002, and no stock options granted in 2003 or 2004. On December 22, 2004, the Company's CEO, Timothy Marquez, effected a "short form" merger pursuant to Delaware law, the effect of which was to retire 78,188 options for cash of $0.24 per share (the difference between the exercise prices of $2.22 per share and the $2.46 per share merger consideration) and to terminate 325,327 options that were out of the money. The Company recorded $19,000 as compensation expense for the year ended December 31, 2004, representing the amount paid to retire the options. As a result of the merger, the Company had no outstanding or exercisable stock options at December 31, 2004. During 2005, the Company entered into non-qualified stock option agreements with certain employees and officers of the Company other than Mr. Marquez. Total options granted in 2005 through September 30, 2005 were 4,013,663 with a weighted average exercise price of $7.04 ($6.00 to $13.33). The options vest over a four year period, with 20% vesting on the grant date and 20% vesting on each subsequent anniversary of the grant date. The non-qualified stock option agreements provide that all options will become immediately vested following a change in control of the Company. The agreements with director option holders provide that any unvested options will terminate when the director's service to the Company ceases. The agreements with employee option holders provides that all of the holder's options will vest if the Company terminates the holder's employment, unless the termination is for specified types of misconduct.

        The fair value of each option is estimated on the grant date using the Black-Scholes option valuation model, with certain assumptions used. There were no stock options granted in 2004 or 2003. Assumptions used in 2002 were as follows: risk-free interest rate of 2.22 percent, an expected option life of one year, no stock price volatility and no expected dividends. The fair value of stock options granted in 2002 was $2,457. Assumptions used in 2005 were as follows: risk-free interest rate of 3.72 percent to 4.07 percent, an expected option life of five years, stock price volatility of 76.00 percent and no expected dividends. The fair value of stock options granted during the nine months ended September 30, 2005 was $11.2 million.

        Stock option activity of the Company during the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 was as follows:

			Year Ended December 31,
	Nine Months Ended September 30, 2005
			2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, start of period	—		403,515	$3.48	744,773	$3.24	1,304,603	$3.47
Granted	4,013,663	$7.04	—		—		33,750	$3.33
Exercised			(78,188)	$2.22	—		—
Cancelled			(325,327)	$3.78	(341,258)	$2.96	(593,580)	$3.76

Outstanding, end of period	4,013,663	$7.04	—	—	403,515	$3.48	744,773	$3.24

Exercisable, end of period	802,732	$7.04	—		267,966	$3.73	516,060	$3.38
Weighted average fair value of options granted during the period	$2.78		$—		$—		$0.07

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility of the price of the underlying stock. The Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the valuations afforded by the existing models are different from the value that the options would realize if traded in the market.

        A summary of additional information related to options outstanding as of September 30, 2005, follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted- Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
$6.00–$7.33	2,995,200	9.14 years	$6.12	599,040	$6.12
$8.00–$8.68	560,963	9.24 years	$8.33	112,192	$8.33
$10.67–$13.33	457,500	9.63 years	$11.49	91,500	$11.49

	4,013,663	9.21 years	$7.04	802,732	$7.04

9.    COMMITMENTS AND CONTINGENCIES

        Leases—The Company has entered into agreements to lease office space from third parties. Future minimum lease payments under operating leases that have initial or remaining non-cancelable terms in excess of one year are $0.6 million in 2005.

        During 2002, the Company recognized $1.7 million for costs associated with the consolidation of its corporate office. These costs were included in general and administrative expenses. The amount recognized represented the liability for future minimum rental payments on a building vacated by the Company net of estimated sub-lease rentals that the Company expected to obtain. During 2003, the estimated liability was increased by $0.1 million, utilization of the liability was $0.5 million, and the balance of the liability at December 31, 2003 was $1.3 million. In December 2004, the Company purchased this office building and expects to relocate their offices to the building in May 2005. The remaining liability at the time of the purchase of $0.7 million was written off and included as a reduction of general and administrative expenses.

        Net rent expense incurred on office space leased from third parties was $1.2 million, $1.0 million and $0.8 million in 2004, 2003 and 2002, respectively.

10.    401(k) PLAN

        The Company has established a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k) covering substantially all employees. Under the plan, the employees may elect to contribute a portion of their eligible compensation, not to exceed specified annual limitations, to the plan and the Company may elect to match a percentage of the employee's contribution. The Company has made matching contributions to the plan totaling $0.4 million, $0.4 million, and $0.6 million in 2004, 2003, and 2002, respectively.

11.    PREFERRED STOCK AND SHAREHOLDERS' EQUITY

Preferred Stock

        On June 29, 1998, the Company sold 6,000 shares of mandatorily redeemable convertible non-participating preferred stock for $10,000 per share to Enron Capital & Trade Resources Corporation and its affiliates ("Enron"). The shares were mandatorily redeemable in 2009 at $10,000 per share. Based on certain conditions and at the Company's option, the shares were subject to redemption at a 2 percent premium. Each preferred share was convertible, at the holders' option and subject to anti-dilution provisions of the contract, into 2,101 shares of common stock of the Company. At December 31, 2003, Enron owned 8,192.9 preferred shares with a face value of $81.9 million.

        The preferred stock had an 8 percent annual cash dividend rate, payable quarterly. At any time in which cash dividends on the preferred stock were in arrears, the annual cash dividend rate increased by approximately 10% until dividends were current. During periods in which dividends on the preferred stock were current, the preferred stock did not participate in dividends paid on the Company's common stock. The Company exercised its option to pay in kind the quarterly dividends for all quarters through December 31, 2001 at a rate of 9 percent per annum. All future dividends were to be paid in cash. At December 31, 2003, seven quarterly dividends totaling $14.3 million remained unpaid.

        The preferred stock agreement granted the preferred shareholders Board of Director representation and certain approval rights for asset purchases. Additionally, the Company was restricted from paying dividends on its common stock and the Company could have been required to repurchase the preferred shares if there was a change of control in the Company, as defined in the agreement.

        In November 2004, the Company repurchased all of the outstanding preferred stock, consisting of 6,000 shares of preferred stock plus accrued and unpaid dividends, for $72 million. At the time of the purchase of the preferred stock, the Company had recorded preferred stock and accrued but unpaid dividends net of unamortized issuance costs of $101.9 million. As such, the carrying value of the preferred stock exceeded the repurchase price by $29.9 million. Such amount has been reported as applicable to common equity.

12.    LITIGATION

Related Party Litigation

        In 2002, the Chief Executive Officer ("CEO") of the Company was terminated by the Board of Directors and subsequently filed a wrongful termination/breach of contract lawsuit and a shareholder derivative action against the Company and its directors. The Company asserted a cross-complaint for enforcement of a written promissory note made by the CEO to the Company. On February 23, 2004, the Company reached a settlement to resolve all litigation with the former CEO. As part of the settlement, the Company made a payment of $0.3 million to the former CEO and he agreed to repay the promissory note. The promissory note totaling $1.4 million was reclassified from other assets to receivable from officers in the accompanying consolidated financial statements and was assigned to Marquez Energy (the "Purchaser"), an affiliate of the former CEO, on May 24, 2004 as described further below.

        Also on February 23, 2004, as part of the settlement with the former CEO, the Company entered into a Purchase and Sale Agreement (PSA) with the Purchaser to sell the Company's Willows and Grimes, California, gas properties effective February 1, 2004 for a cash consideration of $13.8 million, reduced by the operating results from the properties through the close of the sale. Both the Company and the Purchaser believed the fair value of the gas properties to be higher than $13.8 million. The Company did not meet certain conditions to close the sale by May 24, 2004 as was required under the terms of the PSA and was therefore required to pay a $4.5 million termination fee to the Purchaser, of which $3.1 million was paid in cash and $1.4 million in the form of an assignment to the Purchaser of the Company's rights under the former CEO's promissory note. Additionally, the Company was required to pay an additional fee of $0.7 million related to the sale. The settlement cost, termination fee and the additional fee are included in accrued liabilities and have been expensed in the accompanying consolidated financial statements for the year 2003. Following the May 24, 2004 payments the Purchaser had the option of depositing, in escrow, $1.5 million, to effectively extend the closing date to August 20, 2004. In May the Purchaser notified the Company of its intention to exercise its option to extend the closing date.

        On August 17, 2004, as part of the settlement with the former CEO, the Company and Purchaser entered into a Memorandum of Settlement pursuant to which Purchaser relinquished all of its rights to acquire the Willows and Grimes properties in return for a cash payment of $0.5 million, plus the right to participate in the development of future reserves, other than currently identified proved reserves, in the Willows and Grimes fields. The settlement payment of $0.5 million is included in accrued liabilities and has been expensed in the accompanying consolidated financial statements for the year 2003. The Participation Agreement (the "Agreement") entered into pursuant to the Memorandum of Settlement provides that the Purchaser will have the right to participate in new wells and new recompletions in the Willows and Grimes Fields by bearing a proportionate share of the costs of such new wells and new recompletions equal to the interest to be earned, which in the case of new wells is 50% and new recompletions is 25% of the Company's interest in wellbores associated with such new wells and new recompletions. Management believes the fair value of these participation rights to the consolidated financial position or results of operations of the Company are not material.

Beverly Hills Litigation

        Seven lawsuits have been filed by persons who are graduates of the Beverly Hills High School or citizens of Beverly Hills/Century City or visitors to that area from the time period running from the 1930s to date. Five of these lawsuits name the Company as a defendant. There are approximately 1,000 plaintiffs who claim they are suffering from various forms of cancer or some other medical ailment, fear they may suffer from such maladies in the future, or are related in some manner to someone that suffered from cancer (e.g. heirs or spouses). Plaintiffs' claims are based on alleged exposure to levels of some substances in the air, soil and water which derive from either oil field or other operations in the area. The Company has owned an oil and gas facility adjacent to the school since 1995. For the majority of the plaintiffs, their alleged exposures occurred before the Company owned the facility. It is anticipated that additional plaintiffs may be added to the litigation over time. Management believes that the claims made in the suits are without merit and the Company intends to defend against the claims vigorously. However, the Company cannot predict, at this time, the outcome of the suits. All cases are consolidated before one judge. The judge has ordered that all of the cases be stayed except for a test case consisting of twelve plaintiffs. Trial has been set for March 2006 for the twelve test plaintiffs.

        The Company has defense and indemnity obligations to certain other defendants in the actions. The Company cannot predict the cost of defense and indemnity obligations, if any, at the present time. See Note 14, Interim Financial Information, for additional information regarding these actions.

        In accordance with SFAS No. 5, Accounting for Contingencies, the Company has not accrued for a loss contingency relating to the Beverly Hills litigation because it believes that, although unfavorable outcomes in the proceedings may be possible, they are not considered by management to be probable or reasonably estimable. If one or more of these matters are resolved in a manner adverse to the Company, and if insurance coverage is determined to not be applicable, their impact on the Company's results of operations, financial position and/or liquidity could be material.

Litigation by former directors and former preferred stockholders

        In December 2004, a lawsuit was filed against the Company by two of its former directors and the former preferred shareholders. The claim was for indemnification of attorneys' fees and expenses incurred in defending the former directors in litigation filed by the former CEO in connection with the termination of his employment from Venoco. Fees incurred in the defense total approximately

$1,000,000. The Company contended that plaintiffs were not entitled to indemnification because the alleged acts occurred prior to the time they were directors. At December 31, 2004, the Company accrued $750,000 with respect to this matter in accordance with SFAS No. 5, Accounting for Contingencies. The Company settled this litigation for $700,000 in July 2005 (see note 14, Interim Financial Information).

Former Chief Operating Officer (COO) Litigation

        In December 2004, the former COO of the Company filed a breach of contract lawsuit against the Company and its CEO. The case involved interpretation of the former COO's employment agreement with the Company and, in particular, the right of the Company to purchase stock bonuses earned by him and at what price. The Company took the position that he was entitled to approximately 337,500 shares, of which approximately 52,500 were issued, and that the Company had the right to repurchase all of the shares under the terms of the employment agreement at net book value as of January 1, 2004 ($.09/share). The Company accrued $56,000 in compensation costs with respect to this matter as of December 31, 2004, which is the amount it believed represented the amount due under the agreement. The former COO alleged that he was entitled to a cash bonus of approximately $24,000 plus interest and approximately 515,250 shares in total. He also asserted that the Company did not have a right to repurchase the shares and that if it did, the net book value of the shares was $1.60 per share. In accordance with SFAS No. 5, Accounting for Contingencies, the Company did not accrue for a litigation loss contingency relating to this litigation or the appraisal request described below because it did not believe that an unfavorable outcome in those proceedings was probable or reasonably estimable. The Company settled this litigation in August, 2005 (see Note 14, Interim Financial Information).

Appraisal Request

        In January 2005, the Company's former COO advised the Company that he intended to seek an appraisal of his Venoco shares (as an alternative to receiving $2.46/share offered by the Company). There was a dispute as to how many shares would be subject to the appraisal. The former COO held approximately 21,000 shares outright. In addition, approximately 337,500 shares were earned as bonuses, which the Company contended that it had repurchased. The former COO disputed the Company's right to repurchase. The Company settled this litigation in August, 2005 (see Note 14, Interim Financial Information).

Personal Injury Claim

        On December 7, 2004, the Company received a letter from counsel for a 14 year old boy asserting that the boy had been severely injured after falling from a cliff located on property owned by the Company. The letter indicated that the boy and his mother intend to seek damages from the Company in connection with the accident. The extent of the Company's liability with respect to the accident, if any, cannot be predicted at this time but the Company does not expect it to be material.

Other

        In addition, the Company is subject to other claims and legal actions that may arise in the ordinary course of business. The Company believes that the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

13.    ASSET RETIREMENT OBLIGATIONS

        In 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. The statement changes the method of accounting for costs associated with the retirement of long-lived assets (e.g. oil and gas production facilities, well abandonment, etc.) that the Company is obligated to incur. The statement requires that the fair value of the obligation be recognized in the period in which the obligation is incurred if a reasonable estimate of fair value can be made and that the asset retirement cost be capitalized as part of the carrying amount of the associated asset. Prior to January 1, 2003, the Company recognized the cost to abandon its oil and gas properties over their productive lives on a unit-of-production basis.

        The Company adopted SFAS No. 143 as of January 1, 2003. Upon initial application of SFAS No. 143, a cumulative effect of a change in accounting principle resulted from the recognition of the Company's existing asset retirement obligation ("ARO") adjusted for cumulative accretion to the date of adoption, an increase in the capitalized costs with respect to the associated long-lived assets and accumulated depletion on the additional capitalized costs. Subsequent to initial measurement of the ARO, liabilities will be accreted to their present value each period and the capitalized asset retirement costs will be depleted over the productive life of the related assets. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cashflows will be recognized as an increase or decrease in the ARO and the related capitalized asset retirement costs.

        As a result of the adoption of SFAS No. 143, the Company recorded a $12.4 million increase in oil and gas properties, a net decrease of $6.9 million in accumulated depletion, depreciation, amortization and impairment expense, an asset retirement obligation of $18.6 million, and recognized an after-tax gain of $0.4 million representing the cumulative effect of the change in accounting principle. Had the provisions of SFAS No. 143 been applied in 2002, the pro forma ARO at January 1, 2002 would have been $17.3 million and pro forma net income before cumulative effect of accounting principle for 2002 would have been $1.1 million.

        The Company's asset retirement obligations represent expected future costs associated with site reclamation, facilities dismantlement, and plugging and abandonment of wells. Subsequent to the implementation of SFAS No. 143 the Company recorded the following activity related to the liability (in thousands):

	2004	2003
	(Successor)	(Predecessor)
Balance of ARO as of January 1,	$19,248	$18,641
Revisions in estimated cash flows	1,914	(1,216)
Liabilities incurred during the year ended December 31,	865	422
Liabilities settled during the year ended December 31,	(119)	—
Accretion expense for the year ended December 31,	1,482	1,401

Balance of ARO as of December 31,	$23,390	$19,248

        Of the liability for asset retirement obligations balance at December 31, 2004 and 2003, $0.2 million is classified as current and included in accrued liabilities in the accompanying consolidated balance sheet. The balance of ARO as of December 31, 2004 and 2003 represented the Company's estimate of the present value of its aggregate asset retirement obligations as of that date. The discount rates used to calculate the present value varied depending on the estimated timing of the obligation, but typically ranged between 6% and 8%.

14.    INTERIM FINANCIAL INFORMATION (UNAUDITED)

Basis of Presentation

        The accompanying interim consolidated financial statements as of September 30, 2005, and for the nine month periods ended September 30, 2005 and 2004 are unaudited. In the opinion of management, the unaudited consolidated financial statements for the interim periods presented reflect all adjustments necessary to present fairly the Company's financial position at September 30, 2005 and the results of operations and cash flows for the nine months ended September 30, 2005 and 2004. All such adjustments are of a normal recurring nature. Results for the interim periods presented herein are not necessarily indicative of results which may be reported for any other interim period or for the entire fiscal year.

Hedging and Derivative Financial Instruments

        The components of commodity derivative losses in the consolidated income statements are as follows (in thousands):

	Nine Months Ended September 30,
	2005	2004
	(Successor)	(Predecessor)
Realized commodity derivative losses	$15,442	$11,076

Unrealized commodity derivative losses:
Change in fair value of derivatives that do not qualify for hedge accounting	47,266	—
Ineffective portion of derivatives qualifying for hedge accounting	(3,025)	1,692

Total unrealized commodity derivative losses	44,241	1,692

Total realized and unrealized commodity derivative losses	$59,683	$12,768

        The estimated fair values of derivatives included in the consolidated balance sheets at September 30, 2005 and December 31, 2004 are summarized below. The increase in the net derivative liability from December 31, 2004 to September 30, 2005 is primarily attributable to the effect of rising oil and natural gas prices, partially offset by cash settlements of derivatives during the period (in thousands):

	September 30, 2005	December 31, 2004
	(Successor)	(Successor)
Derivative assets:
Oil derivative contracts	$2,378	$6,775
Gas derivative contracts	2,252	3,380
Derivative liabilities:
Oil derivative contracts	(44,104)	(1,383)
Gas derivative contracts	(17,373)	(137)

Net derivative asset (liability)	$(56,847)	$8,635

        As of September 30, 2005, an unrealized derivative fair value loss of $34.8 million ($21.0 million after tax), related to cash flow hedges, was recorded in accumulated other comprehensive loss. Based on September 30, 2005 mark-to-market prices, the Company expects to reclassify as decreases to earnings $21.3 million ($12.8 million after tax) from accumulated other comprehensive loss during the twelve months ending September 30, 2006. The actual reclassification to earnings will be based on mark-to-market prices at the contract settlement date.

        Crude Oil Agreements.    As of September 30, 2005, the Company has entered into option, swap and collar agreements to receive average minimum and maximum New York Mercantile Exchange (NYMEX) West Texas Intermediate (WTI) prices as summarized below. Location and quality differentials attributable to the Company's properties are not included in the following prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price.

	Minimum		Maximum
	Barrels/day	Avg. Prices	Barrels/day	Avg. Prices
Crude oil hedges at September 30, 2005 for production:
October 1 - December 31, 2005	9,471	$37.73	5,471	$47.17
January 1 - December 31, 2006	8,500	$45.34	5,000	$53.56
January 1 - December 31, 2007	4,313	$43.96	4,313	$68.99
January 1 - December 31, 2008	2,946	$52.00	2,946	$75.00
January 1 - June 30, 2009	2,170	$50.00	2,170	$75.00

        Natural Gas Agreements.    As of September 30, 2005, the Company had entered into option, swap and collar agreements to receive average minimum and maximum PG&E Citygate prices as follows:

	Minimum		Maximum
	MMBtu/Day	Avg. Prices	MMBtu/Day	Avg. Prices
Natural gas hedges at September 30, 2005 for production:
October 1 - December 31, 2005	14,000	$6.09	4,000	$6.77
January 1 - December 31, 2006	21,000	$7.06	15,000	$11.04
January 1 - December 31, 2007	6,000	$6.00	6,000	$8.40

        As of September 30, 2005, the Company had entered into a forward sales contract with a gas purchaser under which it is obligated for physical delivery of specified volumes of gas with a floor price. As this contract provides for physical delivery of the gas, it is not considered a derivative because it has been designated as a normal sale. The transaction will be recorded in the financial statements when the associated delivery occurs. The Company has contracted for 2,000 MCF per day at a floor price of $4.85 per MCF for the period October 1, 2005 to September 30, 2006.

Long-Term Debt

        Our long term debt consists of the following (in thousands):

	September 30, 2005	December 31, 2004
8.75% senior notes due December 15, 2011	$149,146	$149,043
Marquez Energy Credit Agreement due August 31, 2006	—	4,684
5.79% Mortgage on office building due January 1, 2015	9,920	9,942

Total long-term debt	159,066	163,669
Less: current portion of long-term debt	(124)	(127)

Long-term debt, net of current portion	$158,942	$163,542

        The borrowing base under the restated Credit Agreement was reduced to $40 million on March 31, 2005 due to the sale of the Big Mineral Creek field in Texas.

        Effective September 30, 2005, the Company's borrowing base under the restated Credit Agreement was increased to $80 million based upon an updated reserve report and additional property pledged as collateral. At September 30, 2005, there were no outstanding borrowings under the restated Credit Agreement. As of September 30, 2005, the Company was in compliance with all of its covenants under the restated Credit Agreement.

Stock Option Plans

        During 2005, the Company entered into non-qualified stock option agreements with certain officers and directors of the Company other than Mr. Marquez. Total options granted were 4,013,663 at a weighted average exercise price of $7.04. The options vest over a four year period, with 20% vesting on the grant date and 20% of the options vesting on each subsequent anniversary of the grant date. The non-qualified stock option agreements provide that all options will become immediately vested following a change in control of the Company. The agreements with employee option holders further provide that all options will become immediately vested if the Company terminates the option holder's employment unless the termination is for specified types of misconduct. There was no compensation cost recorded with the issuance of the stock options as the exercise prices of the stock options were equal to or higher than their fair market value on the date of the grant.

Purchase of Marquez Energy

        On March 21, 2005, the Company completed the acquisition of Marquez Energy, a Colorado limited liability company majority-owned and controlled by Timothy Marquez, the Company's CEO. By purchasing Marquez Energy, the Company acquired natural gas properties in the Sacramento Basin in California that are complementary to the Company's properties in the Sacramento Basin. The transaction added proved reserves of approximately 2.0 MMBOE (unaudited) as of December 31, 2004, based on a reserve report prepared by Netherland, Sewell and Associates, Inc. (NSAI). The purchase price for the membership interests in Marquez Energy was $16.6 million. The purchase price was based on the members' equity on Marquez Energy's unaudited December 31, 2004 balance sheet as adjusted to reflect the value of its oil and natural gas properties (as determined by NSAI as of December 31, 2004) and certain other adjustments. For the purpose of calculating the purchase price, the following values were assigned to Marquez Energy's proved reserves: (i) $1.75/Mcfe for its proved developed producing reserves, (ii) $1.00/Mcfe for its proved developed non-producing reserves and (iii) $0.75/Mcfe for its proved undeveloped reserves. NSAI or another nationally recognized engineering firm will conduct supplemental evaluations of the Marquez Energy properties as of year-end 2005 and 2006. In the event those evaluations attribute proved reserves to the Marquez Energy properties as of December 31, 2004 in excess of those reflected in NSAI's initial report, additional payments will be made to the former holders of interests in Marquez Energy pursuant to the same formula, subject to a maximum aggregate price of $25 million. The Company had paid a deposit of $2 million to the members of Marquez Energy as of December 31, 2004.

Payment of Dividend

        On January 3, 2005, a dividend of $35 million was paid to a trust controlled by the Company's sole stockholder and CEO from the proceeds of the senior notes.

Sale of Big Mineral Creek

        In February 2005, the Company entered into a purchase and sale agreement to sell its interest in the Big Mineral Creek field ("BMC"), located in Grayson County, Texas. The sales price was $45 million, subject to adjustments that, among other things, gave economic effect to the transaction as of February 1, 2005. The closing of the transaction occurred on March 31, 2005.

        In order to facilitate a like-kind exchange of the Company's BMC property under Section 1031 of the Internal Revenue Code, the proceeds from the sale of $44.6 million were deposited with a qualified intermediary. The Company acquired qualified replacement properties of approximately $15.6 million prior to the 180 day deadline, which expired on September 27, 2005. Included in the Company's qualified replacement properties acquired was a portion of the Marquez Energy properties. The Company has deferred a portion of the gain on sale of the BMC property under the provisions of section 1031 of the Internal Revenue Code. However, since the qualified replacement property acquired is less than the proceeds from the sale of the BMC property, the Company recognized for tax purposes a gain on the sale of the BMC property of approximately $27.9 million and incurred an associated tax liability of $11.1 million during the three months ended September 30, 2005. In accordance with its accounting policies, the Company did not recognize a gain on sale for financial reporting purposes, but applied the proceeds to reduce the capitalized cost of its oil and natural gas properties.

Property Acquisitions

        In September 2005, the Company acquired a 100% working interest in the Willows-Beehive Bend Gas Field, a 100% working interest in the Bounde Creek Gas Field and a 65% working interest in the Arbuckle Field for an aggregate net price of $10.1 million in cash. The Company operates all of the fields, which are located in the Sacramento Basin in California.

Beverly Hills Litigation

        On April 1, 2005, a complaint was filed in Los Angeles County Superior Court that named the Company as a defendant. The allegations made in the complaint are substantially the same as those described in Note 12, "Litigation," under the heading "Beverly Hills Litigation." This action brings the total number of suits filed to eight, including six in which the Company has been named as a defendant. The trial date for the twelve "test" plaintiffs has been moved to October 2006.

Litigation by former directors and former preferred stockholders

        In December 2004, a lawsuit was filed against the Company by two of its former directors and the former preferred shareholders. The claim was for indemnification of attorneys' fees and expenses incurred in defending the former directors in litigation filed by the former CEO in connection with the termination of his employment from the Company. On July 28, 2005, the Company entered into a settlement agreement with the former directors and the former preferred shareholders and settled the litigation for amounts which did not differ materially from the amount previously accrued. The case was dismissed in August 2005.

Former Chief Operating Officer (COO) Litigation

        In December 2004, a former COO of the Company filed a lawsuit against the Company and its CEO in Santa Barbara County Superior Court, claiming that the Company breached his employment agreement and wrongfully failed to pay him wages due, primarily in connection with stock bonuses. In April 2005, the former COO, in connection with the merger effected on December 22, 2004 and described in note 1, filed a Petition for Appraisal in the Delaware Court of Chancery requesting an appraisal of the shares he held, as well as those shares which were the subject of the employment agreement dispute. In August 2005, the Company and the former COO agreed to settle the lawsuit for amounts accrued as of June 30, 2005 in the financial statements. The Santa Barbara County action was dismissed on September 19, 2005 and the Delaware action was dismissed on October 5, 2005.

Asset Retirement Obligation

        The following is a summary of the asset retirement obligation activity through September 30, 2005 (in thousands):

	2005	2004
	(Successor)	(Predecessor)
Balance of ARO as of January 1,	$23,390	$19,248
Revisions in estimated cash flows	—	494
Liabilities incurred during the nine months ended September 30,	587	409
Liabilities settled during the nine months ended September 30,	(547)	(59)
Accretion expense	1,311	1,093

Balance of ARO as of September 30,	$24,741	$21,185

        Of the liability for asset retirement obligations balance at September 30, 2005, $0.2 million is classified as current and included in accrued liabilities in the accompanying consolidated balance sheet. The balance of ARO as of September 30, 2005 represents our estimate of the present value of our aggregate asset retirement obligations as of that date. The discount rates used to calculate the present value varied depending on the estimated timing of the obligation, but typically ranged between 6% and 8%.

Merger of Wholly-Owned Subsidiaries

        On November 1, 2005, the Company merged two of its wholly-owned subsidiaries, Marquez Energy LLC, a Colorado limited liability company, and 217 State Street, Inc., a California corporation, with and into Venoco, Inc.

Subsequent Event

        On February 13, 2006, the Company received a letter from counsel for a 14-year old boy who was injured on property jointly owned by the Company, asserting the personal injury claim discussed in Note 12. The letter asserts that the Company is responsible for the boy's injuries and that the boy is entitled to damages, including reimbursement of past medical expenses, future expenses, loss of earning capacity and general damages totaling between $10 million and $21 million.

15.    SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

        The following information concerning the Company's natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The Company's oil and natural gas producing activities are conducted onshore within the continental United States and offshore in federal and state waters off the coast of California. The evaluations of the oil and natural gas reserves at December 31, 2004 were estimated by independent petroleum reserve engineers, Netherland, Sewell & Associates, Inc. The evaluations of the oil and natural gas reserves as of December 31, 2003 and 2002 were estimated by independent petroleum reserve engineers, Ryder Scott Company, L.P. The following does not include information relating to Marquez Energy, which is not material.

Capitalized Costs of Oil and Natural Gas Properties

	As of December 31,
	2004		2003	2002
	(in thousands)
Properties not subject to amortization:
Unevaluated costs(1)	$384		$6,764	$7,956
Deposit for purchase of Marquez Energy, LLC(2)	2,000		—	—

	2,384	(3)	6,764	7,956
Properties subject to amortization	205,134		241,608	219,750

Total capitalized costs	207,518		248,372	227,706
Accumulated depreciation, depletion and amortization	(45,626)		(89,603)	(82,044)

Net capitalized costs	$161,892		$158,769	$145,662

(1)
Unevaluated amounts represent costs the Company excluded from the amortization base until proved reserves are established or impairment is determined. The Company estimates that the remaining costs will be evaluated within one year.

(2)
Amount relates to a deposit made by the Company to the selling members of Marquez Energy in connection with the acquisition of Marquez Energy. See note 14, Interim Financial Information.

(3)
The supplemental information does not include Marquez Energy. The amount disclosed on the face of the balance sheet (see page F-3 for properties not subject to amortization) does include unproved capital costs from Marquez Energy of $933.

Capitalized Costs Incurred

        Costs incurred for oil and natural gas exploration, development and acquisition are summarized below. Costs incurred during the years ended December 31, 2004, 2003 and 2002 include capitalized interest expense and general and administrative costs related to acquisition, exploration and development of natural gas and oil properties of $2.7 million, $3.5 million and $4.4 million, respectively.

	For the year ended December 31,
	2004	2003	2002
	(in thousands)
Property acquisition and leasehold costs
Unevaluated property	$129	$633	$3,889
Deposit for purchase of Marquez Energy	2,000	—	—
Proved property	165	115	729
Exploration costs	2,213	1,291	3,076
Development costs	18,734	6,993	27,664
Asset retirement obligation(1)	1,900	12,429	—

Total costs incurred	$25,141	$21,461	$35,358

(1)
Asset retirement obligation costs incurred during 2003 relate to the adoption of SFAS No. 143 on January 1, 2003.

Estimated Net Quantities of Natural Gas and Oil Reserves

        The following table sets forth the Company's net proved reserves, including changes, and proved developed reserves (all within the United States) at the end of each of the three years in the periods ended December 31, 2004, 2003 and 2002.

	Crude Oil, Liquids and Condensate (MBbls)			Natural Gas (MMcf)
	2004	2003	2002	2004	2003	2002
Beginning of the year reserves	46,757	56,112	57,218	66,585	73,428	74,510
Revisions of previous estimates	(7,357)	(6,964)	(94)	(9,090)	(3,185)	(6,861)
Extensions, discoveries and improved recovery	3,636	723	2,213	18,638	1,949	12,953
Production	(3,101)	(3,114)	(3,225)	(5,366)	(5,607)	(7,174)
Sale of reserves in place	—	—	—	(891)	—	—

End of year reserves	39,935	46,757	56,112	69,876	66,585	73,428

Proved developed reserves:
Beginning of year	31,423	34,782	31,821	51,112	53,687	53,848
End of year	28,035	31,423	34,782	49,418	51,112	53,687

        The Company's estimated proved reserves at year-end 2004 were approximately 6.3 MMBOE lower than they were at the end of 2003. The reduction was due primarily to reclassifications of reserves as a result of new information from a pressure study conducted on one of the Company's producing reservoirs, a reevaluation of a development plan for a possible waterflood, a contractual production constraint that was not relaxed to the extent the Company had anticipated and the depletion that occurred as the Company produced oil and natural gas from its properties.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures, standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliations of standardized measures from year to year. The information disclosed, as prescribed by the Statement of Financial Accounting Standards No. 69, is an attempt to present the information in a manner comparable with industry peers.

        The information is based on estimates of proved reserves attributable to the Company's interest in oil and natural gas properties as of December 31 of the years presented. These estimates were prepared by independent petroleum engineers. Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

        The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

          (1)   Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions.

          (2)   The estimated future cash flows are compiled by applying year-end prices of crude oil and natural gas relating to the Company's proved reserves to the year-end quantities of those reserves.

          (3)   The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions.

          (4)   Future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the oil and natural gas properties, other deductions, credits and allowances relating to the Company's proved oil and natural gas reserves.

          (5)   Future net cash flows are discounted to present value by applying a discount rate of 10%.

        The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

        The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows and does not include cash flows associated with hedges outstanding at each of the respective reporting dates.

	As of December 31,
	2004	2003	2002
	(in thousands)
Future cash inflows	$1,982,599	$1,594,980	$1,776,888
Future production costs	(826,527)	(811,821)	(726,650)
Future development costs	(146,096)	(103,218)	(125,298)
Future income taxes	(376,618)	(234,777)	(312,829)

Future net cash flows	633,358	445,164	612,111
10% annual discount for estimated timing of cash flows	(229,306)	(186,687)	(289,130)

Standardized measure of discounted future net cash flows	$404,052	$258,477	$322,981

        The following table summarizes changes in the standardized measure of discounted future net cash flows.

	As of December 31,
	2004	2003	2002
	(in thousands)
Beginning of the year	$258,477	$322,981	$131,223
Revisions to previous estimates:
Changes in prices and production costs	298,394	(60,766)	310,661
Revisions of previous quantity estimates	(115,876)	(53,586)	(10,132)
Changes in future development costs	(32,472)	7,894	(9,274)
Development costs incurred during the period	18,734	6,993	27,664
Extensions, discoveries and improved recovery, net of related costs	88,056	7,492	35,785
Sales of oil and natural gas, net of production costs	(86,752)	(62,842)	(48,212)
Accretion of discount	39,658	48,394	18,269
Net change in income taxes	(110,920)	22,848	(106,492)
Sale of reserves in place	(1,317)	—	—
Production timing and other	48,070	19,069	(26,511)

End of year	$404,052	$258,477	$322,981

16.    GUARANTOR FINANCIAL INFORMATION

        In connection with the issuance of the senior notes in December 2004, BMC, Ltd., Whittier Pipeline Corp. and 217 State Street, Inc. ("Guarantors") fully and unconditionally guaranteed, on a joint and several basis, the Company's obligations under the notes (the "Guarantees"). On March 31, 2005, Marquez Energy became a Guarantor of the notes. Each Guarantee is a general unsecured obligation of the Guarantor, senior in right of payment to all existing and future subordinated indebtedness of that Guarantor, pari passu in right of payment with any existing and future senior unsecured indebtedness of that Guarantor and effectively junior in right of payment to that Guarantor's existing and future secured indebtedness, including its guarantee of indebtedness under the restated Credit Agreement, to the extent of the value of the collateral securing that facility. All Guarantors are 100% owned by the Company. The Company has two subsidiaries, 6267 Carpinteria Avenue, LLC and Ellwood Pipeline, Inc., that are not guarantors of the notes (the "Non-Guarantor Subsidiaries"). As described in Note 14, Interim Financial Information—Merger of Wholly-Owned Subsidiaries, Marquez Energy and 217 State Street, Inc. merged with and into the Company on November 1, 2005.

        The following are condensed consolidating financial information for the Company for the years ended December 31, 2002, 2003 and 2004 and the nine-month periods ended September 30, 2005 and 2004; condensed consolidating balance sheets as of December 31, 2003 and 2004 and September 30, 2005; and condensed consolidating statements of cash flows for the years ended December 31, 2002, 2003, 2004 and the nine-month periods ended September 30, 2005 and 2004.

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
YEAR ENDED DECEMBER 31, 2002 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$86,960	$6,515	$—	$—	$93,475
Commodity derivative losses (realized)	(7,618)	—	—	—	(7,618)
Commodity derivative losses (unrealized)	(2,953)	—	—	—	(2,953)
Other	2,391	33	4,043	(4,272)	2,195

Total revenues	78,780	6,548	4,043	(4,272)	85,099

EXPENSES:
Oil and natural gas production	40,344	1,737	1,256	—	43,337
Transportation expense	5,838	—	—	(4,007)	1,831
Depletion, depreciation, amortization and impairment	16,897	873	1,860	—	19,630
General and administrative, net of amounts capitalized	15,189	760	334	(265)	16,018
Amortization of deferred loan costs	464	—	—	—	464
Interest, net	3,086	—	(743)	—	2,343

Total expenses	81,818	3,370	2,707	(4,272)	83,623

Equity in subsidiary income	2,986	—	—	(2,986)	—
Income (loss) before income taxes	(52)	3,178	1,336	(2,986)	1,476
Income tax expense (benefit)	(1,028)	1,076	452	—	500

Net income (loss)	$976	$2,102	$884	$(2,986)	$976

 CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
YEAR ENDED DECEMBER 31, 2003 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$102,642	$7,112	$—	$—	$109,754
Commodity derivative losses (realized)	(10,272)	—	—	—	(10,272)
Commodity derivative losses (unrealized)	—	—	—	—	—
Other	3,980	—	5,868	(6,136)	3,712

Total revenues	96,350	7,112	5,868	(6,136)	103,194

EXPENSES:
Oil and natural gas production	42,650	1,928	1,039	—	45,617
Transportation expense	7,115	—	—	(5,871)	1,244
Depletion, depreciation, amortization and impairment	14,670	818	673	—	16,161
Accretion of abandonment liability	1,322	68	11	—	1,401
General and administrative, net of amounts capitalized	10,931	670	296	(265)	11,632
Litigation settlement	6,000	—	—	—	6,000
Amortization of deferred loan costs	370	—	—	—	370
Interest, net	3,124	—	(999)	—	2,125

Total expenses	86,182	3,484	1,020	(6,136)	84,550

Equity in subsidiary income	4,726	—	—	(4,726)	—
Income before income taxes and cumulative effect of change in accounting principle	14,894	3,628	4,848	(4,726)	18,644
Income tax expense	4,295	1,533	2,048	—	7,876

Net income before cumulative effect of change in accounting principle	10,599	2,095	2,800	(4,726)	10,768

Cumulative effect of change in accounting principle, net of tax	580	(169)	—	—	411

Net income	$11,179	$1,926	$2,800	$(4,726)	$11,179

 CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
YEAR ENDED DECEMBER 31, 2004 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$128,762	$11,199	$—	$—	$139,961
Commodity derivative losses (realized)	(17,589)	—	—	—	(17,589)
Commodity derivative losses (unrealized)	(1,096)	—	—	—	(1,096)
Other	3,757	380	5,946	(6,080)	4,003

Total revenues	113,834	11,579	5,946	(6,080)	125,279

EXPENSES:
Oil and natural gas production	45,241	2,817	1,509	—	49,567
Transportation expense	7,276	9	—	(5,824)	1,461
Depletion, depreciation, amortization and impairment	15,396	920	173	—	16,489
Accretion of abandonment liability	1,373	87	22	—	1,482
General and administrative, net of amounts capitalized	10,008	1,307	213	(256)	11,272
Amortization of deferred loan costs	3,046	4	—	—	3,050
Interest, net	3,567	96	(1,394)	—	2,269

Total expenses	85,907	5,240	523	(6,080)	85,590

Equity in subsidiary income	6,900	—	—	(6,900)	—
Income before income taxes	34,827	6,339	5,423	(6,900)	39,689
Income tax expense	11,321	2,569	2,198	—	16,088

Income before minority interest in Marquez Energy	23,506	3,770	3,225	(6,900)	23,601
Minority interest in Marquez Energy	—	95	—	—	95

Net income	$23,506	$3,675	$3,225	$(6,900)	$23,506

 CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
NINE MONTHS ENDED SEPTEMBER 30, 2004 (Unaudited) (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas sales	$92,745	$7,016	$—	$—	$99,761
Commodity derivative losses (realized)	(11,076)	—	—	—	(11,076)
Commodity derivative losses (unrealized)	(1,692)	—	—	—	(1,692)
Other	2,840	277	4,533	(3,516)	4,134

Total revenues	82,817	7,293	4,533	(3,516)	91,127

EXPENSES:
Oil and natural gas production	32,644	1,692	962	—	35,298
Transportation expense	5,544	2	—	(3,324)	2,222
Depletion, depreciation, amortization and impairment	10,255	584	153		10,992
Accretion of abandonment liability	1,018	59	16	—	1,093
General and administrative, net of amounts capitalized	7,922	765	202	(192)	8,697
Amortization of deferred loan costs	233	—	—	—	233
Interest, net	2,062	49	(1,035)	—	1,076

Total expenses	59,678	3,151	298	(3,516)	59,611

Equity in subsidiary income	4,825	—	—	(4,825)	—
Income (loss) before income taxes	27,964	4,142	4,235	(4,825)	31,516
Income tax provision (benefit)	9,711	1,738	1,778	—	13,227

Net income (loss) before minority interest	18,253	2,404	2,457	(4,825)	18,289
Minority interest in Marquez Energy	—	36	—	—	36

Net income (loss)	$18,253	$2,368	$2,457	$(4,825)	$18,253

 CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
NINE MONTHS ENDED SEPTEMBER 30, 2005 (Unaudited) (Successor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas sales	$126,967	$7,701	$—	$—	$134,668
Commodity derivative losses (realized)	(15,442)	—	—	—	(15,442)
Commodity derivative losses (unrealized)	(44,241)	—			(44,241)
Other	2,337	21,682	5,364	(26,516)	2,867

Total revenues	69,621	29,383	5,364	(26,516)	77,852

EXPENSES:
Oil and natural gas production	35,492	1,537	1,001	—	38,030
Transportation expense	5,196	38	—	(3,554)	1,680
Depletion, depreciation, amortization and impairment	14,210	699	218	—	15,127
Accretion of abandonment liability	1,212	83	16	—	1,311
General and administrative, net of amounts capitalized	10,790	1,009	419	(1,564)	10,654
Amortization of deferred loan costs	1,337	4	—	—	1,341
Interest, net	11,712	(616)	(915)	—	10,181

Total expenses	79,949	2,754	739	(5,118)	78,324

Equity in subsidiary income	5,907	—	—	(5,907)	—
Income (loss) before income taxes	(4,421)	26,629	4,625	(27,305)	(472)
Income tax provision (benefit)	(4,550)	10,555	1,834	(8,482)	(643)

Income (loss) before minority interest	129	16,074	2,791	(18,823)	171
Minority interest in Marquez Energy	—	42	—	—	42

Net income (loss)	$129	$16,032	$2,791	$(18,823)	$129

CONDENSED CONSOLIDATING BALANCE SHEETS
AT DECEMBER 31, 2003 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,372	$—	$45	$—	$8,417
Accounts receivable	16,135	—	363	—	16,498
Inventories	961	—	—	—	961
Prepaid expenses and other current assets	3,055	—	113	—	3,168
Notes receivable—officers	3,479	—	—	—	3,479
Income tax receivable	1,185	—	—	—	1,185
Deferred income taxes	6,241	—	—	—	6,241

TOTAL CURRENT ASSETS	39,428	—	521	—	39,949

PROPERTY, PLANT & EQUIPMENT, NET	143,952	25,513	1,130	68	170,663
DEFERRED LOAN COSTS	290	—	—	—	290
INVESTMENTS IN AFFILIATES	49,215	—	—	(49,215)	—
OTHER	1,350	—	—	—	1,350

TOTAL ASSETS	$234,235	$25,513	$1,651	$(49,147)	$212,252

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$16,982	$—	$380	$—	17,362
Undistributed revenue payable	2,608	—	—	—	2,608
Current maturities of long-term debt	23,333	—	—	—	23,333
Commodity derivatives	2,142	—	—	—	2,142

TOTAL CURRENT LIABILITIES	45,065	—	380	—	45,445

LONG-TERM DEBT	22,969	—	—	—	22,969
DEFERRED INCOME TAXES	25,975	—	—	—	25,975
CASH DIVIDENDS PAYABLE	14,338	—	—	—	14,338
ASSET RETIREMENT OBLIGATIONS	17,714	933	424	—	19,071
INTERCOMPANY PAYABLES (RECEIVABLES)	23,720	(10,759)	(12,961)	—	—
OTHER LIABILITIES	1,538	—	—	—	1,538

TOTAL LIABILITIES	151,319	(9,826)	(12,157)	—	129,336

MANDATORILY REDEEMABLE PREFERRED STOCK	80,432	—	—	—	80,432
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	2,484	35,339	13,808	(49,147)	2,484

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$234,235	$25,513	$1,651	$(49,147)	$212,252

 CONDENSED CONSOLIDATING BALANCE SHEETS
AT DECEMBER 31, 2004 (Successor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,075	$1,590	$50	$—	$54,715
Accounts receivable	16,306	904	545	—	17,755
Inventories	1,079	—	—	—	1,079
Prepaid expenses and other current assets	3,134	110	187	—	3,431
Notes receivable—officers	—	1,420	—	—	1,420
Income tax receivable	3,906	—	—	—	3,906
Deferred income taxes	209	—	—	—	209
Commodity derivatives	5,300	—	—	—	5,300

TOTAL CURRENT ASSETS	83,009	4,024	782	—	87,815

PROPERTY, PLANT & EQUIPMENT, NET	151,242	32,166	15,155	—	198,563
COMMODITY DERIVATIVES	4,855	—	—	—	4,855
INVESTMENTS IN AFFILIATES	63,449	—	—	(63,449)	—
DEFERRED LOAN COSTS	6,567	29	—	—	6,596
OTHER	1,046	7	—	—	1,053

TOTAL ASSETS	$310,168	$36,226	$15,937	$(63,449)	$298,882

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$18,326	$712	$347	$—	$19,385
Undistributed revenue payable	4,053	721	—	—	4,774
Current maturities of long-term debt	—	—	127	—	127
Commodity derivatives	1,520	—	—	—	1,520
Repurchase of common stock	5,316	—	—	—	5,316

TOTAL CURRENT LIABILITIES	29,215	1,433	474	—	31,122

LONG-TERM DEBT	149,043	4,684	9,815	—	163,542
DEFERRED INCOME TAXES	32,208	—	—	—	32,208
ASSET RETIREMENT OBLIGATIONS	20,750	2,012	422	—	23,184
INTERCOMPANY PAYABLES (RECEIVABLES)	30,513	(16,982)	(13,531)	—	—

TOTAL LIABILITIES	261,729	(8,853)	(2,820)	—	250,056

Minority interest in Marquez Energy	—	387	—	—	387
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	48,439	44,692	18,757	(63,449)	48,439

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$310,168	$36,226	$15,937	$(63,449)	$298,882

 CONDENSED CONSOLIDATING BALANCE SHEETS
AT SEPTEMBER 30, 2005 (Successor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,011	$2,699	$313	$—	$13,023
Accounts receivable	26,261	630	112	(554)	26,449
Inventories	1,784	—	—	—	1,784
Commodity derivatives	3,680	—	—	—	3,680
Prepaid expenses and other current assets	6,255	279	491	—	7,025

TOTAL CURRENT ASSETS	47,991	3,608	916	(554)	51,961

PROPERTY, PLANT & EQUIPMENT, NET	194,683	21,294	14,938	(21,664)	209,251
COMMODITY DERIVATIVES	950	—	—	—	950
INVESTMENTS IN AFFILIATES	83,098	—	—	(83,098)	—
OTHER	6,999	46	—	—	7,045

TOTAL ASSETS	$333,721	$24,948	$15,854	$(105,316)	$269,207

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$33,109	816	59	(820)	$33,164
Undistributed revenue payable	4,422	70	—	—	4,492
Income taxes payable	4,853	—		—	4,853
Current maturities of long-term debt	—	—	124	—	124
Commodity derivatives	39,603	—	—	—	39,603

TOTAL CURRENT LIABILITIES	81,987	886	183	(820)	82,236

LONG-TERM DEBT	149,146	—	9,796	—	158,942
DEFERRED INCOME TAXES	4,604	(3604)	—	—	1,000
ASSET RETIREMENT OBLIGATIONS	22,553	1,548	439	—	24,540
INTERCOMPANY PAYABLES (RECEIVABLES)	72,942	(54,996)	(17,946)	—	—
OTHER LIABILITIES	21,874	—	—	—	21,874

TOTAL LIABILITIES	353,106	(56,166)	(7,528)	(820)	288,592

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(19,385)	81,114	23,382	(104,496)	(19,385)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$333,721	$24,948	$15,854	$(105,316)	$269,207

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$18,948	$7,851	$3,485	$—	$30,284
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(33,324)	(990)	(1,044)	—	(35,358)
Proceeds from sale of oil and gas properties	2	—	—	—	2
Proceeds from sale of other property and equipment	4	—	—	—	4
Notes receivable—officers and employees	276	—	—	—	276
Other assets	(3,842)	—	2	—	(3,840)

Net cash used in investing activities	(36,884)	(990)	(1,042)	—	(38,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	4	—	—	—	4
Net proceeds from intercompany borrowings	9,429	(6,861)	(2,568)	—	—
Proceeds from long-term debt	44,135	—	—	—	44,135
Principal payments on long-term debt	(27,500)	—	—	—	(27,500)
Payments of dividends on preferred stock	(2,048)	—	—	—	(2,048)
Increase in deferred loan costs	(107)	—	—	—	(107)

Net cash (used in) provided by financing activities	23,913	(6,861)	(2,568)	—	14,484

Effect of exchange rate changes on cash and cash equivalents	—	—	126	—	126
Net increase in cash and cash equivalents	5,977	—	1	—	5,978
Cash and cash equivalents, beginning of year	4,739	—	7	—	4,746

Cash and cash equivalents, end of year	$10,716	$—	$8	$—	$10,724

 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$20,173	$4,514	$5,263	—	$29,950
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(7,459)	(595)	(978)	—	(9,032)
Proceeds from sale of oil and gas properties	1	—	—	—	1
Proceeds from sale of other property and equipment	16	—	—	—	16
Notes receivable—officers and employees	237	—	—	—	237
Other	(156)	10	—	—	(146)

Net cash used in investing activities	(7,361)	(585)	(978)	—	(8,924)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from intercompany borrowings	8,177	(3,929)	(4,248)	—	—
Principal payments on long-term debt	(23,333)	—	—	—	(23,333)

Net cash used in financing activities	(15,156)	(3,929)	(4,248)	—	(23,333)

Net (decrease) increase in cash and cash equivalents	(2,344)	—	37	—	(2,307)
Cash and cash equivalents, beginning of year	10,716	—	8	—	10,724

Cash and cash equivalents, end of year	$8,372	$—	$45	$—	$8,417

 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$36,677	$6,734	$5,123	$—	$48,534
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(20,344)	(1,011)	(213)	—	(21,568)
Acquisition of Marquez Energy	(2,000)	1,328	—	—	(672)
Proceeds from sale of oil and gas properties	1,526	—	—	—	1,526
Purchase of new building	—	—	(14,653)	—	(14,653)
Proceeds from sale of other property and equipment	—	—	228	—	228
Notes receivable—officers and employees	2,188	—	—	—	2,188
Other	(248)	(16)	—	—	(264)

Net cash used in investing activities	(18,878)	301	(14,638)	—	(33,215)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from intercompany borrowings	5,815	(5,394)	(421)	—	—
Contributions from Marquez Energy members	—	500	—	—	500
Proceeds from long-term debt	257,712	4,685	10,000	—	272,397
Principal payments on long-term debt	(154,970)	(4,625)	(59)	—	(159,654)
Distribution payments to Marquez Energy members	—	(611)	—	—	(611)
Purchase of preferred stock and unpaid dividends	(72,000)	—	—	—	(72,000)
Increase in deferred loan costs	(9,653)	—	—	—	(9,653)

Net cash (used in) provided by financing activities	26,904	(5,445)	9,520	—	30,979

Net increase in cash and cash equivalents	44,703	1,590	5	—	46,298
Cash and cash equivalents, beginning of period	8,372	—	45	—	8,417

Cash and cash equivalents, end of period	$53,075	$1,590	$50	$—	$54,715

 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$25,090	$4,830	$3,500	$—	$33,420
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(9,073)	(486)	(200)	—	(9,759)
Acquisition of Marquez Energy	—	1,328	—	—	1,328
Proceeds from sale of oil and gas properties	1,526	—	—	—	1,526
Proceeds from sale of other property and equipment	—	—	228	—	228
Notes receivable—officers and employees	3,530	—	—	—	3,530
Expenditures for property and equipment and other	(257)	(1)	—	—	(258)

Net cash (used in) provided by investing activities	(4,274)	841	28	—	(3,405)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) intercompany borrowings	7,513	(3,940)	(3,573)	—	—
Proceeds from long-term debt	—	4,685	—	—	4,685
Principal payments on long-term debt	(19,000)	(4,625)	—	—	(23,625)
Distribution payments to Marquez Energy members	—	(10)	—	—	(10)
Increase in deferred loan costs	(60)	—	—	—	(60)

Net cash used in financing activities	(11,547)	(3,890)	(3,573)	—	(19,010)

Net (decrease) increase in cash and cash equivalents	9,269	1,781	(45)	—	11,005
Cash and cash equivalents, beginning of period	8,372	—	45	—	8,417

Cash and cash equivalents, end of period	$17,641	$1,781	$—	$—	$19,422

 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (Successor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$22,242	$6,945	$4,688	$—	$33,875
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(49,826)	(9,349)	(8)	—	(59,183)
Acquisition of Marquez Energy, LLC	(14,628)	—	—	—	(14,628)
Proceeds from sale of oil and gas properties	—	44,619	—	—	44,619
Notes receivable—officers and employees	(50)	1,420	—	—	1,370
Expenditures for property and equipment and other	(1,352)	(15)	—	—	(1,367)

Net cash (used in) provided by investing activities	(65,856)	36,675	(8)	—	(29,189)

Net proceeds from (repayments of) intercompany borrowings	3,978	(974)	(3,004)	—	—
Proceeds from long-term debt	39,000	—	—	—	39,000
Principal payments on long-term debt	(39,000)	(4,684)	(22)	—	(43,706)
Distribution payments to Marquez Energy member	—	(707)	—	—	(707)
Payments of dividends	(35,000)	—	—	—	(35,000)
Repurchase common stock	(5,301)	—	—	—	(5,301)
Increase in deferred loan costs	(664)	—	—	—	(664)

Net cash used in financing activities	(36,987)	(6,365)	(3,026)	—	(46,378)

Net (decrease) increase in cash and cash equivalents	(80,601)	37,255	1,654	—	(41,692)
Cash and cash equivalents, beginning of period	53,075	1,590	50	—	54,715

Cash and cash equivalents, end of period	$(27,526)	$38,845	$1,704	$—	$13,023

GLOSSARY OF TECHNICAL TERMS

3D seismic	Geophysical data that depicts the subsurface strata in three dimensions. 3D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two dimensional seismic data.
Anticline	An arch-shaped fold in rock in which rock layers are upwardly convex.
Bbl	One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbon.
Bcf	One billion cubic feet of natural gas.
Bcfe	One billion cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas.
BOE	One stock tank barrel of oil equivalent, using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids.
Btu	British thermal unit, the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
Completion	The installation of permanent equipment for the production of oil or natural gas.
Condensate	Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.
/d	Per day.
Developed acreage	The number of acres which are allocated or assignable to producing wells or wells capable of production.
Development drilling or development wells
Drilling or wells drilled within the proved area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, to the depth of a stratigraphic horizon known to be productive.
Dry well	A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of the well.
Exploitation and development activities	Drilling, facilities and/or production-related activities performed with respect to proved and probable reserves.
Exploration activities	The initial phase of oil and natural gas operations that includes the generation of a prospect and/or play and the drilling of an exploration well.

Exploration well
A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.
Finding and development costs	Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and gas reserves divided by proved reserve additions.
Gross acres or gross wells	The total acres or wells, as applicable, in which a working interest is owned.
Infill drilling	Drilling of an additional well or wells below existing spacing to more adequately drain a reservoir.
Injection well	A well in which water is injected, the primary objective typically being to maintain reservoir pressure.
MBbl	One thousand barrels.
MBOE	One thousand BOEs.
Mcf
One thousand cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
Mcfe	One thousand cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.
MMcf
One million cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
MMBbl	One million barrels.
MMBOE	One million BOEs.
MMBtu	One million British thermal units.
Natural gas liquids	Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.
Net acres or net wells	The gross acres or wells, as applicable, multiplied by the working interest owned.
NYMEX	The New York Mercantile Exchange.
Oil	Crude oil, condensate and natural gas liquids.
Pay zone	A geological deposit in which oil and natural gas is found in commercial quantities.
Producing well or productive well
A well that is producing oil or natural gas or that is capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

Proved developed non-producing reserves
Proved developed reserves that do not qualify as proved developed producing reserves, including reserves that are expected to be recovered from (i) completion intervals that are open at the time of the estimate, but have not started producing, (ii) wells that are shut-in because pipeline connections are unavailable or (iii) wells not capable of production for mechanical reasons.
Proved developed reserves
This term means "proved developed oil and gas reserves" as defined in Rule 4-10(a)(3) of SEC Regulation S-X, and refers to reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved developed reserves to production ratio	The ratio of proved developed reserves to total net production for the preceding 12 months.
Proved developed producing reserves	Reserves that are being recovered through existing wells with existing equipment and operating methods.
Proved reserves or proved oil and natural gas reserves
This term means "proved oil and gas reserves" as defined in Rule 4-10(a)(2) of SEC Regulation S-X and refers to the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved reserves to production ratio	The ratio of total proved reserves to total net production for the preceding 12 months.
Proved undeveloped reserves
This term is defined in Rule 4-10(a)(4) of SEC Regulation S-X and refers to reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
PV-10	PV-10 is defined on page 9 of this prospectus.
Recompletion	The completion for production of an existing wellbore in a different formulation or producing horizon, either deeper or shallower, from that in which the well was previously completed.
Reserve life
The estimated productive life of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in economic quantities, assuming certain price and cost parameters. For purposes of this prospectus, reserve life is determined on a BOE basis by dividing the estimated proved reserves and revisions of previous estimates, excluding property sales, at the end of the year by the oil and natural gas volumes produced during the year.

Secondary recovery
The second stage of hydrocarbon production during which an external fluid such as water or gas is injected into the reservoir through injection wells located in rock that has fluid communication with production wells. The purpose of secondary recovery is to maintain reservoir pressure and to displace hydrocarbons toward the wellbore.
Shut-in	A well suspended from production or injection but not abandoned.
Undeveloped acreage
The number of acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved oil and natural gas reserves.
Waterflood	A method of secondary recovery in which water is injected into the reservoir formation to displace residual oil.
Working interest
The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production, subject to all royalties, overriding royalties and other burdens, all costs of exploration, development and operations and all risks in connection therewith.
Workover
Remedial operations on a well conducted with the intention of restoring or increasing production from the same zone, including by plugging back, squeeze cementing, reperforating, cleanout and acidizing.

             Shares

Common Stock

PROSPECTUS
                                                      , 2006

LEHMAN BROTHERS

HARRIS NESBITT

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$24,610
NASD filing fee	$23,500
New York Stock Exchange listing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Engineering fees and expenses
Transfer agent fees
Blue sky fees and expenses
Miscellaneous

Total

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys' fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article 10 of our certificate of incorporation generally provides that we will indemnify our directors and officers and certain other persons to the extent permitted by the DGCL. In addition, we have entered into an indemnification agreement with each of our directors, and an employment agreement with certain of our officers, pursuant to which we have agreed, in general, to indemnify those persons to the extent permitted by the DGCL.

        Section 145 of the DGCL also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

        As permitted by the DGCL, Article 9 of our certificate of incorporation eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director:

  •
  for a breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions by the director not in good faith;

  •
  for acts or omissions by the director involving intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL, which relates to the declaration of dividends and purchase or redemption of shares in violation of the DGCL; and

  •
  for any transaction from which the director derived an improper personal benefit.

Item 15. Recent Sales of Unregistered Securities

        On December 20, 2004, we sold $150.0 million in aggregate principal amount of our 8.75% senior notes due 2011 in a private placement. The notes were sold to Lehman Brothers Inc. and Harris Nesbitt Corp., as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of that act. The initial purchasers resold the notes to (i) "qualified institutional buyers," as that term is defined in Rule 144A under the Securities Act and (ii) non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. The notes were issued to the initial purchasers at 99.362% of par. See "Description of Indebtedness—Senior Notes." The notes were subsequently exchanged for substantially identical notes that were registered under the Securities Act pursuant to our Registration Statement on Form S-4/A filed on April 20, 2004.

        Between February 5, 2005 and August 26, 2005, we granted options to purchase a total of 4,013,662.5 shares of our common stock to our directors and certain members of management, in each case other than Timothy Marquez, our Chairman and CEO. See "Management—Stock Option Plans—2000 Stock Incentive Plan." The grant of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of that act. The persons to whom options were granted represented their intention to acquire the options and underlying shares of common stock for investment only and not with a view to or for sale in connection with any unregistered distribution thereof. The grant of the options were made without general solicitation or advertising. In addition, the persons to whom options were granted had access to information concerning our company, including through our public filings with the SEC, comparable to the information that would have been provided in a registration statement had the grant of the options been registered.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        See the accompanying Exhibit Index.

  (b)
  Financial Statement Schedules

        All schedules are omitted because the required information is (i) not present, (ii) not present in amounts sufficient to require submission of the schedule or (iii) included in our financial statements.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

          (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (c)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 17th day of February, 2006.

VENOCO, INC.
By:	/s/ TIMOTHY M. MARQUEZ
	Name:	Timothy M. Marquez
	Title:	Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature	Title	Date

/s/ TIMOTHY M. MARQUEZ Timothy M. Marquez	Chairman and Chief Executive Officer (Principal Executive Officer)	February 17, 2006
* David B. Christofferson	Chief Financial Officer (Principal Financial Officer)	February 17, 2006
* Douglas J. Griggs	Chief Accounting Officer (Principal Accounting Officer)	February 17, 2006
* J. Timothy Brittan	Director	February 17, 2006
* J.C. McFarland	Director	February 17, 2006
* Edward O'Donnell	Director	February 17, 2006
* Eloy U. Ortega	Director	February 17, 2006
* Joel L. Reed	Director	February 17, 2006
* Glen C. Warren, Jr.	Director	February 17, 2006
*By:	/s/ TIMOTHY M. MARQUEZ Timothy M. Marquez Attorney-in-Fact

Exhibit Index

Exhibit Number	Exhibit
1.1	Form of Underwriting Agreement.*
3.1	Restated Certificate of Incorporation of Venoco, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
3.2	Bylaws of Venoco, Inc. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
4.1	Specimen stock certificate.*
4.2
Indenture, dated December 20, 2004, by and among Venoco, Inc., the Guarantors party thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
5.1	Legal Opinion of Davis Graham & Stubbs LLP.*
10.1
Credit Agreement, dated as of November 4, 2004, as amended and restated on December 20, 2004, by and between Venoco, Inc. and Bank of Montreal (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.2
Contract of Affreightment, dated as of March 13, 1998, by and between Public Service Marine Inc. and Venoco, LLC (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.3
First Amendment to Contract of Affreightment, by and between Public Service Marine Inc. and Venoco, Inc. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4/A of Venoco, Inc. filed on April 20, 2005).
10.4
Grace Platform Lease Agreement, dated March 1, 2003, by and between Venoco, Inc. and Crystal Energy LLC (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.5
Purchase and Sale Agreement, dated as of December 3, 2004, by and among Venoco, Inc. and Members of Marquez Energy LLC (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.6
Amendment to Sales Agreement, dated March 21, 2005, by and among Venoco, Inc. and Members of Marquez Energy, LLC (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.7	Venoco, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.8	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.9
Form of Non-Qualified Stock Option Agreement for Non-Executive Officer Employees (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.10	Venoco, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on December 13, 2005).

10.11
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Timothy Marquez (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.12
Employment Agreement, dated as of January 25, 2005, by and between Venoco, Inc. and William Schneider (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.13
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and William Schneider (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.14
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and David Christofferson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.15
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and David Christofferson (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.16
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Greg Schrage (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.17
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Gregory Schrage (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.18
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Roger Hamson (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.19
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Roger Hamson (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.20
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Terry Anderson (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.21
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Terry Anderson (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.22
Employment Agreement, dated as of August 15, 2005, by and between Venoco, Inc. and Mark DePuy (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.23
Non-Qualified Stock Option Agreement, dated as of August 15, 2005, by and between Venoco, Inc. and Mark DePuy (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.24	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on October 31, 2005).
10.25	Registration Rights Agreement by and between Venoco, Inc. and the Marquez Trust.*
10.26
Consulting Agreement, dated January 23, 2006, by and between Venoco, Inc. and Edward O'Donnell (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on January 23, 2006).

21.1	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Netherland, Sewell & Associates, Inc.**
23.3	Consent of Ryder Scott Company, L.P.**
23.4	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1).
24.1	Power of Attorney.**
24.2	Power of Attorney

*
To be filed by amendment.
**
Previously filed.